SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No    ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 2 and 3 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press release regarding 2014 results

2	Financial report for January-December 2014 results.

3	Financial statements for January-December 2014 results.

4	Analyst presentation for January-December 2014 results

5	Santander Group Strategy presentation

Item 1

PRESS RELEASE

RESULTS 2014

Santander grows business in all markets

and makes a profit of EUR 5.816 billion in 2014

•	In 2014, Santander continued to support its clients, growing loans by 5%. We did it with a sustained improvement in the NPL ratio and a significant drop in loan loss provisions.

•	As of 2015, we will focus on organic growth by earning the loyalty of our customers, helping them prosper. We will do this by enhancing operational excellence, while improving our service and efficiency.

•	We have a committed board, made up mainly of independent members, from four nationalities, a third of whom are women. This places us among the banks with the highest corporate governance standards.

•	Our aim is to become the best retail and commercial bank. A bank that is Simple, Personal and Fair which contributes to creating jobs and fosters growth in the communities where it operates.

Ana Botín, Group Executive Chairman Banco Santander

•	BUSINESS. Loans reached EUR 761,928 million, EUR 50,500 million more than in 2013, an increase of 5%. Deposits and mutual funds, which amounted to EUR 772,336 million, grew by EUR 60,500 million, up 6% over 2013.

•	EFFICIENCY. Costs dropped almost 1%, while business income grew more than 3%. This performance resulted in an improvement in the efficiency ratio of 1.1 percentage points, to 47%, one of the best in the sector.

•	DIVERSIFICATION. For the first time since the start of the crisis, profits increased in the Group´s ten key markets. Europe contributed 52% to the Group´s profits (United Kingdom 19% and Spain 14%), Latin America, 38% (Brazil 19% and Mexico 8%) and the United States, 10%.

•	Spain: Attributable profit amounted to EUR 1,121 million (+141%). Net interest income grew 9% and costs dropped 7%. Loans increased 2% and customer funds 5% for the year.

•	U.K.: Attributable profit totaled EUR 1,576 million (GBP 1,270 million, +30%). Net interest income grew 16% and costs, 5%. Loans grew 3% and funds 2%.

•	Brazil: Attributable profit reached EUR 1,558 million (BRL 4,857 million, +8%). Basic revenues and costs remained virtually flat. Loans increased 10% and customer funds, 12% year-on-year.

Comunicación Externa.	1
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacion@gruposantander.com

Madrid, February 3, 2015. Banco Santander made an attributable profit of EUR 5.816 billion, a 39% increase over 2013. For the first time since the start of the global economic crisis, gross profit increased in the ten main markets where the Group operates.

Results

The improvement in earnings is a consequence of the increase in basic revenues of 3%, a decrease in costs of almost 1% and a drop of 14% in loan-loss provisions compared to those registered in 2013. This is in a context of business growth, both in loans and customer funds, a falling non-performing loan ratio, an increase in the coverage rate and an improvement in the solvency ratio.

2014 results are set against a context of uneven slowdowns in Latin American economies, doubts about the Euro zone’s recovery that led the ECB to cut interest rates to historic lows of 0.05%, and favourable growth expectations in the U.K. and the U.S., although interest rates for both the pound and the dollar continued at unprecedented low levels.

The P&L account starts with an increase in basic revenues (interest income and fees) of 3%. The decrease in results from financial transactions, which are more volatile, generated a 2% increase in gross income, which reached EUR 42,612 million.

Cost reductions of almost 1% allowed net operating income to grow 4%, to EUR 22,574 million. This improvement in revenue and costs allowed the efficiency ratio to stand at 47%, which means a 1.1 percentage point reduction over 2013 and positions Banco Santander among the institutions with the best efficiency ratio.

Comunicación Externa.	2
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacion@gruposantander.com

Loan loss provisions dropped 14%, to EUR 10,562 million, with decreases in key markets of 46% in the U.K., 28% in Spain and 18% in Brazil. Loan loss provisions were much lower than those made in 2012 but still higher than the average for the cycle.

The improvement in net operating income and the decrease in provisions allowed attributable profit to grow 39%, to EUR 5,816 million, allowing earnings per share to grow 24% compared to 2013, to EUR 0.48.

These results do not include net capital gains obtained from the sale of 85% of Altamira (EUR 385 million), the flotation of Santander Consumer USA (EUR 730 million), Santander Consumer Finance’s insurance partnership (EUR 250 million), nor the EUR 224 million registered in the U.K. for the change to pension commitments agreed in the first semester. These capital gains of EUR 1,589 million do not impact profit, since they have been set aside to cover costs of restructure, amortisation of intangibles and other write-downs.

Emerging economies (Latin America and Poland) accounted for 44% of profit and mature markets the rest (56%). By country, the largest contributors were the U.K. and Brazil, each with 19%, followed by Spain (14%), the U.S. (10%), Mexico (8%), Chile and Poland (6% each), Germany (5%), Argentina (4%) and Portugal (2%).

Balance sheet

Banco Santander closed 2014 with total assets of EUR 1.27 trillion, 12% more than 2013. The balance sheet is well balanced, with a loan portfolio equal to 113% of deposits, which gives the bank a very comfortable liquidity position. Before the crisis the ratio was 150%.

Comunicación Externa.	3
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacion@gruposantander.com

At the close of 2014, the loan portfolio was EUR 761,928 million, up 5% from December of 2013, which means loans increased EUR 50,500 million for the year. Of the ten key markets where the Group operates, credit grew in all, except Portugal.

In Spain, the overall loan portfolio reached EUR 162,377 million, with an increase of 2% compared to the close of 2013, excluding temporary asset acquisitions. This growth is due to the increase in financing to companies, which grew 5%. The new mortgage production is growing strongly at 64%, but this does not compensate the amortizations produced for the year.

In the U.K., the loan portfolio was EUR 250,094 million, with growth of 3% over the close of 2013. Growth in corporate loans was especially strong at 8% year-on-year to EUR 30,700 million euros.

On the resource side, Grupo Santander’s deposits and mutual funds totaled EUR 772,336 million, with growth of 6%, equivalent to a gain of EUR 60,500 million for 2014. Deposits reached EUR 647,628 million and mutual funds EUR 124,708 million, with growth for the year of 7% and 20%, respectively. All markets captured new customer funds.

Current accounts, which make up more than half of total deposits, performed well in the Group’s ten core markets. Current accounts totaled EUR 362,201 million at the close of 2014, with growth of 18% compared to 2013. In twelve months, EUR 56,518 million in current accounts was captured. Current accounts represent a core product in the bank’s strategy of increasing customer loyalty, since most transactions are carried out through these accounts that centralize income and expenses.

Comunicación Externa.	4
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacion@gruposantander.com

In Spain, customer funds (deposits and mutual funds) totaled EUR 217,109 million at the close of 2014, an increase of 5% for the year. Deposits remained stable, while assets under management in mutual funds grew 28%.

In the U.K., the volume of deposits and mutual funds increased to EUR 206,025 million and grew 2% for the year. The improvement is centered on growth in current accounts, which increased by EUR 19,300 million in twelve months, up 47%.

The Group’s NPL ratio decreased for the fourth quarter in a row, to 5.19%, 0.42 percentage points less than the end of 2013. At the same time, the provision coverage ratio improved by two points, to 67%.

The NPL ratio dropped for the second quarter in a row in the Group’s three main markets. The largest decrease was registered in Brazil, where it was down 0.59 points in the fourth quarter, to 5.05%. In Spain, it decreased 0.19 points in the last quarter of the year, to 7.38%. In the U.K., the NPL ratio continues at low levels, 1.79%, 0.01 point less than in the third quarter and 0.19 points below the close of 2013.

Comunicación Externa.	5
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacion@gruposantander.com

Capital

With regards to capital ratios, Banco Santander’s computable capital stood at EUR 91,664 million at the end of the year, EUR 7,185 million more than a year earlier. On January 8, 2015, Santander raised capital by EUR 7,500 million through an accelerated bookbuilding offer to institutional investors. After this capital increase, the bank’s computable capital stood at EUR 99,164 million. The capital ratio was 11.8% and core capital, 9.7%, both “fully loaded”.

Along with the capital increase, the bank’s board of directors made public its new dividend policy against 2015 results. This consists of four payments of EUR 0.05 per share, of which three will be in cash and the fourth as a scrip dividend or cash, at the shareholders’ choice.

Banco Santander has a market capitalisation of around EUR 85,000 million, which makes it the leading bank in the Euro zone and tenth largest in the world. It has 3,240,395 shareholders and 185,405 employees serving more than 100 million customers through 12,951 branches.

More information at www.santander.com

Comunicación Externa.	6
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacion@gruposantander.com

Preliminary note:

In order to facilitate the following comparative analysis, the 2013 financial information has been re-expressed (not audited), as set out on page 15 of this report. The changes were due, on the one hand, to the early adoption of IFRIC 21 on levies, which gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund. And on the other, to taking control of Santander Consumer USA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

Non recurring capital gains and provisions are shown separately as “net capital gains and provisions”.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR Million)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12

Total assets	1,266,296	1,241,104	2.0	1,266,296	1,134,128	11.7	1,282,880

Net customer loans	734,711	721,988	1.8	734,711	684,690	7.3	731,572
Customer deposits	647,628	646,331	0.2	647,628	607,836	6.5	626,639
Managed and marketed customer funds	1,023,437	1,020,433	0.3	1,023,437	946,210	8.2	990,096
Stockholders’ equity	80,806	77,325	4.5	80,806	70,326	14.9	71,797

Total managed and marketed funds	1,428,083	1,402,277	1.8	1,428,083	1,270,042	12.4	1,412,617

INCOME STATEMENT* (EUR Million)	4Q’14	3Q’14	(%)	2014	2013	(%)	2012

Net interest income	7,714	7,471	3.2	29,548	28,419	4.0	31,914
Gross income	11,040	10,961	0.7	42,612	41,920	1.7	44,989
Pre-provision profit (net operating income)	5,824	5,891	(1.1)	22,574	21,762	3.7	24,753
Profit before taxes	2,580	2,556	0.9	9,720	7,362	32.0	8,942
Attributable profit to the Group	1,455	1,605	(9.3)	5,816	4,175	39.3	2,283

(*).- Variations w/o exchange rate:

Quarterly: Net interest income: +3.7%; Gross income: +1.1%; Pre-provision profit: -0.7%; Attributable profit: -9.3%

Year-on-year: Net interest income: +8.8%; Gross income: +6.2%; Pre-provision profit: +9.1%; Attributable profit: +49.3%

EPS, PROFITABILITY AND EFFICIENCY (%)	4Q’14	3Q’14	(%)	2014	2013	(%)	2012

EPS (euro)	0.112	0.131	(14.5)	0.479	0.385	24.4	0.234
RoE (1)	6.7	7.7		7.0	5.8		3.1
RoTE (1)	10.2	12.0		11.0	9.6		5.2
RoA	0.6	0.6		0.6	0.4		0.3
RoRWA	1.2	1.4		1.3
Efficiency ratio (with amortisations)	47.2	46.3		47.0	48.1		45.0

SOLVENCY AND NPL RATIOS (%)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12

CET1 fully-loaded (2)	9.7	8.3		9.7
CET1 phase-in (2)	12.2	11.2		12.2
NPL ratio	5.2	5.3		5.2	5.6		4.6
Coverage ratio	67.2	67.5		67.2	64.9		75.4

MARKET CAPITALISATION AND SHARES (%)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12

Shares (millions at period-end)	12,584	11,988	5.0	12,584	11,333	11.0	10,321
Share price (euros)	6.996	7.611	(8.1)	6.996	6.506	7.5	6.100
Market capitalisation (EUR million)	88,041	91,241	(3.5)	88,041	73,735	19.4	62,959
Book value (euros)	6.42	6.48		6.42	6.21		6.99
Price / Book value (X)	1.09	1.18		1.09	1.05		0.87
P/E ratio (X)	14.59	15.55		14.59	16.89		26.10

OTHER DATA (%)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12

Number of shareholders	3,240,395	3,229,672	0.3	3,240,395	3,299,026	(1.8)	3,296,270
Number of employees	185,405	183,534	1.0	185,405	186,540	(0.6)	189,460
Number of branches	12,951	13,059	(0.8)	12,951	13,781	(6.0)	14,238

(1)	RoE: Group attributable profit / (Average of capital + reserves + retained profit + valuation adjustments). 2014 pro-forma taking into account the January 2015 capital increase

RoTE: Group attributable profit / (Average of capital + reserves + retained profit + valuation adjustments—goodwill—other intangible assets). In 2014, pro-forma taking into account the January 2015 capital increase

(2)	2014 pro-forma taking into account the January 2015 capital increase

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 16 2015, following a favourable report from the Audit Committee on January, 14 2015. The Audit Committee verified that the information for 2014 was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - DECEMBER

Item 2

Preliminary note:

In order to facilitate the following comparative analysis, the 2013 financial information has been re-expressed (not audited), as set out on page 15 of this report. The changes were due, on the one hand, to the early adoption of IFRIC 21 on levies, which gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund. And on the other, to taking control of Santander Consumer USA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

Non recurring capital gains and provisions are shown separately as “net capital gains and provisions”.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR Million)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12
Total assets	1,266,296	1,241,104	2.0	1,266,296	1,134,128	11.7	1,282,880
Net customer loans	734,711	721,988	1.8	734,711	684,690	7.3	731,572
Customer deposits	647,628	646,331	0.2	647,628	607,836	6.5	626,639
Managed and marketed customer funds	1,023,437	1,020,433	0.3	1,023,437	946,210	8.2	990,096
Stockholders’ equity	80,806	77,325	4.5	80,806	70,326	14.9	71,797
Total managed and marketed funds	1,428,083	1,402,277	1.8	1,428,083	1,270,042	12.4	1,412,617

INCOME STATEMENT* (EUR Million)	4Q’14	3Q’14	(%)	2014	2013	(%)	2012
Net interest income	7,714	7,471	3.2	29,548	28,419	4.0	31,914
Gross income	11,040	10,961	0.7	42,612	41,920	1.7	44,989
Pre-provision profit (net operating income)	5,824	5,891	(1.1)	22,574	21,762	3.7	24,753
Profit before taxes	2,580	2,556	0.9	9,720	7,362	32.0	8,942
Attributable profit to the Group	1,455	1,605	(9.3)	5,816	4,175	39.3	2,283

(*).- Variations w/o exchange rate:

Quarterly: Net interest income: +3.7%; Gross income: +1.1%; Pre-provision profit: -0.7%; Attributable profit: -9.3%

Year-on-year: Net interest income: +8.8%; Gross income: +6.2%; Pre-provision profit: +9.1%; Attributable profit: +49.3%

EPS, PROFITABILITY AND EFFICIENCY (%)	4Q’14	3Q’14	(%)	2014	2013	(%)	2012
EPS (euro)	0.112	0.131	(14.5)	0.479	0.385	24.4	0.234
RoE (1)	6.7	7.7		7.0	5.8		3.1
RoTE (1)	10.2	12.0		11.0	9.6		5.2
RoA	0.6	0.6		0.6	0.4		0.3
RoRWA	1.2	1.4		1.3
Efficiency ratio (with amortisations)	47.2	46.3		47.0	48.1		45.0

SOLVENCY AND NPL RATIOS (%)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12
CET1 fully-loaded (2)	9.7	8.3		9.7
CET1 phase-in (2)	12.2	11.2		12.2
NPL ratio	5.2	5.3		5.2	5.6		4.6
Coverage ratio	67.2	67.5		67.2	64.9		75.4

MARKET CAPITALISATION AND SHARES (%)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12
Shares (millions at period-end)	12,584	11,988	5.0	12,584	11,333	11.0	10,321
Share price (euros)	6.996	7.611	(8.1)	6.996	6.506	7.5	6.100
Market capitalisation (EUR million)	88,041	91,241	(3.5)	88,041	73,735	19.4	62,959
Book value (euros)	6.42	6.48		6.42	6.21		6.99
Price / Book value (X)	1.09	1.18		1.09	1.05		0.87
P/E ratio (X)	14.59	15.55		14.59	16.89		26.10

OTHER DATA (%)	Dec’14	Sep’14	(%)	Dec’14	Dec’13	(%)	Dec’12
Number of shareholders	3,240,395	3,229,672	0.3	3,240,395	3,299,026	(1.8)	3,296,270
Number of employees	185,405	183,534	1.0	185,405	186,540	(0.6)	189,460
Number of branches	12,951	13,059	(0.8)	12,951	13,781	(6.0)	14,238

(1)	RoE: Group attributable profit / (Average of capital + reserves + retained profit + valuation adjustments). 2014 pro-forma taking into account the January 2015 capital increase

RoTE: Group attributable profit / (Average of capital + reserves + retained profit + valuation adjustments—goodwill—other intangible assets). In 2014, pro-forma taking into account the January 2015 capital increase

(2)	2014 pro-forma taking into account the January 2015 capital increase

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 16 2015, following a favourable report from the Audit Committee on January, 14 2015. The Audit Committee verified that the information for 2014 was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - DECEMBER

FINANCIAL REPORT 2014 CONSOLIDATED FINANCIAL INFORMATION

■ INCOME STATEMENT (EUR Million)

			Variation				Variation
	4Q’14	3Q’14	% % w/o FX		2014	2013	% % w/o FX
Net interest income	7,714	7,471	3.2	3.7	29,548	28,419	4.0	8.8
Net fees	2,524	2,439	3.5	4.3	9,696	9,622	0.8	5.4
Gains (losses) on financial transactions	620	952	(34.8)	(35.3)	2,850	3,496	(18.5)	(16.1)
Other operating income	182	99	83.4	83.0	519	383	35.5	37.1
Dividends	112	72	55.6	57.1	435	378	15.0	16.7
Income from equity-accounted method	64	72	(11.5)	(9.3)	243	283	(14.0)	(5.7)
Other operating income/expenses	6	(45)	—	—	(159)	(278)	(42.7)	(36.8)
Gross income	11,040	10,961	0.7	1.1	42,612	41,920	1.7	6.2
Operating expenses	(5,216)	(5,070)	2.9	3.3	(20,038)	(20,158)	(0.6)	3.0
General administrative expenses	(4,656)	(4,509)	3.2	3.6	(17,781)	(17,758)	0.1	3.9
Personnel	(2,670)	(2,572)	3.8	4.1	(10,213)	(10,276)	(0.6)	2.8
Other general administrative expenses	(1,985)	(1,937)	2.5	3.0	(7,568)	(7,482)	1.1	5.3
Depreciation and amortisation	(560)	(560)	(0.0)	0.4	(2,257)	(2,400)	(6.0)	(3.3)
Net operating income	5,824	5,891	(1.1)	(0.7)	22,574	21,762	3.7	9.1
Net loan-loss provisions	(2,452)	(2,777)	(11.7)	(11.5)	(10,562)	(12,340)	(14.4)	(10.5)
Impairment losses on other assets	(151)	(67)	124.2	124.5	(375)	(524)	(28.4)	(27.6)
Other income	(642)	(491)	30.7	32.8	(1,917)	(1,535)	24.9	28.3
Ordinary profit before taxes	2,580	2,556	0.9	1.2	9,720	7,362	32.0	41.3
Tax on profit	(814)	(649)	25.6	26.3	(2,696)	(1,995)	35.1	44.5
Ordinary profit from continuing operations	1,766	1,908	(7.4)	(7.4)	7,024	5,367	30.9	40.1
Net profit from discontinued operations	(19)	(7)	196.7	196.6	(26)	(15)	73.2	70.2
Ordinary consolidated profit	1,746	1,901	(8.2)	(8.1)	6,998	5,352	30.8	40.0
Minority interests	291	296	(1.7)	(1.2)	1,182	1,177	0.4	7.1
Ordinary attributable profit to the Group	1,455	1,605	(9.3)	(9.3)	5,816	4,175	39.3	49.3
Net capital gains and provisions	—	—	—	—	—	—	—	—
Attributable profit to the Group	1,455	1,605	(9.3)	(9.3)	5,816	4,175	39.3	49.3

EPS (euros)	0.112	0.131	(14.5)		0.479	0.385	24.4
Diluted EPS (euros)	0.112	0.131	(14.5)		0.478	0.383	24.7

Pro memoria:
Average total assets	1,257,156	1,217,677	3.2		1,203,260	1,230,166	(2.2)
Average stockholders’ equity*	87,368	83,221	5.0		82,545	71,509	15.4

(*).-	Stockholders’ equity: Shareholders’ equity + equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase.

4	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2014

■ QUARTERLY INCOME STATEMENT (EUR Million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14	2Q’14	3Q’14	4Q’14
Net interest income	7,206	7,339	6,944	6,930	6,992	7,370	7,471	7,714
Net fees	2,484	2,494	2,300	2,345	2,331	2,403	2,439	2,524
Gains (losses) on financial transactions	967	880	995	653	767	511	952	620
Other operating income	66	134	94	89	34	204	99	182
Dividends	59	145	72	102	31	220	72	112
Income from equity-accounted method	66	58	80	79	65	42	72	64
Other operating income/expenses	(59)	(69)	(58)	(92)	(63)	(58)	(45)	6
Gross income	10,722	10,847	10,333	10,017	10,124	10,488	10,961	11,040
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)	(5,070)	(5,216)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)	(4,360)	(4,509)	(4,656)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)	(2,515)	(2,572)	(2,670)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)	(1,844)	(1,937)	(1,985)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)	(546)	(560)	(560)
Net operating income	5,655	5,760	5,390	4,957	5,277	5,582	5,891	5,824
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)	(2,777)	(2,452)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)	(71)	(67)	(151)
Other income	(262)	(422)	(368)	(483)	(347)	(438)	(491)	(642)
Ordinary profit before taxes	2,141	1,812	1,856	1,554	2,149	2,435	2,556	2,580
Tax on profit	(577)	(453)	(518)	(447)	(569)	(664)	(649)	(814)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,107	1,579	1,771	1,908	1,766
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)	(19)
Ordinary consolidated profit	1,564	1,345	1,337	1,106	1,579	1,771	1,901	1,746
Minority interests	359	294	282	242	277	318	296	291
Ordinary attributable profit to the Group	1,205	1,050	1,055	864	1,303	1,453	1,605	1,455
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	864	1,303	1,453	1,605	1,455

EPS (euros)	0.116	0.098	0.096	0.076	0.113	0.122	0.131	0.112
Diluted EPS (euros)	0.115	0.098	0.095	0.076	0.113	0.122	0.131	0.112

■ EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	2014	2013	31.12.14	31.12.13
US$	1.326	1.327	1.214	1.379
Pound sterling	0.806	0.849	0.779	0.834
Brazilian real	3.118	2.852	3.221	3.258
Mexican peso	17.647	16.931	17.868	18.073
Chilean peso	756.718	656.524	737.323	724.579
Argentine peso	10.747	7.220	10.277	8.990
Polish zloty	4.185	4.196	4.273	4.154

JANUARY - DECEMBER	5

FINANCIAL REPORT 2014 CONSOLIDATED FINANCIAL INFORMATION

■ NET FEES

    EUR Million

	4Q’14	3Q’14	Var (%)	2014	2013	Var (%)
Fees from services	1,525	1,484	2.7	5,827	5,851	(0.4)
Mutual & pension funds	246	238	3.1	913	831	9.8
Securities and custody	186	177	5.0	763	655	16.4
Insurance	568	539	5.4	2,193	2,284	(4.0)
Net fee income	2,524	2,439	3.5	9,696	9,622	0.8

■ OPERATING EXPENSES

    EUR Million

	4Q’14	3Q’14	Var (%)	2014	2013	Var (%)
Personnel expenses	2,670	2,572	3.8	10,213	10,276	(0.6)
General expenses	1,985	1,937	2.5	7,568	7,482	1.1
Information technology	256	236	8.5	936	985	(4.9)
Communications	108	121	(11.0)	489	540	(9.5)
Advertising	200	153	30.8	654	637	2.7
Buildings and premises	433	451	(3.9)	1,775	1,815	(2.2)
Printed and office material	42	41	3.8	155	169	(7.8)
Taxes (other than profit tax)	119	117	1.9	460	458	0.5
Other expenses	826	818	1.0	3,098	2,879	7.6
Personnel and general expenses	4,656	4,509	3.2	17,781	17,758	0.1
Depreciation and amortisation	560	560	(0.0)	2,257	2,400	(6.0)
Total operating expenses	5,216	5,070	2.9	20,038	20,158	(0.6)

6	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2014

■ OPERATING MEANS

    EUR Million

	Employees			Branches
	31.12.14	31.12.13	Variation	31.12.14	31.12.13	Variation
Continental Europe	56,245	58,033	(1,788)	5,482	6,160	(678)
o/w: Spain	24,979	27,237	(2,258)	3,511	4,067	(556)
Portugal	5,410	5,608	(198)	594	640	(46)
Poland	11,971	12,363	(392)	788	830	(42)
Santander Consumer Finance	13,046	11,695	1,351	579	613	(34)
United Kingdom	25,599	25,421	178	929	1,011	(82)
Latin America	85,009	85,320	(311)	5,729	5,789	(60)
o/w: Brazil	46,464	49,371	(2,907)	3,411	3,566	(155)
Mexico	16,933	14,745	2,188	1,347	1,258	89
Chile	12,081	12,200	(119)	475	493	(18)
USA	15,919	15,334	585	811	821	(10)
Operating areas	182,772	184,108	(1,336)	12,951	13,781	(830)
Corporate Activities	2,633	2,432	201
Total Group	185,405	186,540	(1,135)	12,951	13,781	(830)

■ NET LOAN-LOSS PROVISIONS

    EUR Million

	4Q’14	3Q’14	Var (%)	2014	2013	Var (%)
Non performing loans	2,852	3,076	(7.3)	11,922	13,405	(11.1)
Country-risk	(20)	0	—	(24)	2	—
Recovery of written-off assets	(380)	(300)	26.7	(1,336)	(1,068)	25.1
Total	2,452	2,777	(11.7)	10,562	12,340	(14.4)

JANUARY - DECEMBER	7

FINANCIAL REPORT 2014 CONSOLIDATED FINANCIAL INFORMATION

■ BALANCE SHEET (EUR Million)

			Variation
ASSETS	31.12.14	31.12.13	Amount	%	31.12.12
Cash on hand and deposits at central banks	69,428	77,103	(7,675)	(10.0)	118,488
Trading portfolio	148,888	115,309	33,579	29.1	177,917
Debt securities	54,374	40,841	13,533	33.1	43,101
Customer loans	2,921	5,079	(2,158)	(42.5)	9,162
Equities	12,920	4,967	7,953	160.1	5,492
Trading derivatives	76,858	58,920	17,938	30.4	110,319
Deposits from credit institutions	1,815	5,503	(3,688)	(67.0)	9,843
Other financial assets at fair value	42,673	31,441	11,232	35.7	28,356
Customer loans	8,971	13,255	(4,285)	(32.3)	13,936
Other (deposits at credit institutions, debt securities and equities)	33,702	18,185	15,517	85.3	14,420
Available-for-sale financial assets	115,251	83,799	31,452	37.5	92,339
Debt securities	110,249	79,844	30,406	38.1	87,797
Equities	5,001	3,955	1,046	26.4	4,542
Loans	781,635	731,420	50,216	6.9	770,349
Deposits at credit institutions	51,306	57,178	(5,872)	(10.3)	54,817
Customer loans	722,819	666,356	56,463	8.5	708,473
Debt securities	7,510	7,886	(376)	(4.8)	7,059
Investments	3,471	3,377	93	2.8	2,427
Intangible assets and property and equipment	26,109	18,137	7,972	44.0	17,346
Goodwill	27,548	24,263	3,284	13.5	25,652
Other	51,293	49,279	2,014	4.1	50,005

Total assets	1,266,296	1,134,128	132,168	11.7	1,282,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	109,792	94,695	15,097	15.9	143,244
Customer deposits	5,544	8,500	(2,956)	(34.8)	8,897
Marketable debt securities	—	1	(1)	(100.0)	1
Trading derivatives	79,048	58,910	20,138	34.2	109,746
Other	25,200	27,285	(2,085)	(7.6)	24,600
Other financial liabilities at fair value	62,318	42,311	20,007	47.3	45,418
Customer deposits	33,127	26,484	6,644	25.1	28,638
Marketable debt securities	3,830	4,086	(255)	(6.3)	4,904
Due to central banks and credit institutions	25,360	11,741	13,619	116.0	11,876
Financial liabilities at amortized cost	961,053	880,115	80,937	9.2	971,659
Due to central banks and credit institutions	122,437	92,390	30,047	32.5	134,467
Customer deposits	608,956	572,853	36,103	6.3	589,104
Marketable debt securities	193,059	182,234	10,825	5.9	210,577
Subordinated debt	17,132	16,139	993	6.2	18,238
Other financial liabilities	19,468	16,499	2,969	18.0	19,273
Insurance liabilities	713	1,430	(717)	(50.2)	1,425
Provisions	15,376	14,599	776	5.3	16,019
Other liability accounts	27,331	20,680	6,651	32.2	23,369

Total liabilities	1,176,581	1,053,830	122,752	11.6	1,201,133

Shareholders’ equity	91,664	84,479	7,185	8.5	81,268
Capital stock	6,292	5,667	625	11.0	5,161
Reserves	80,026	75,044	4,982	6.6	74,475
Attributable profit to the Group	5,816	4,175	1,641	39.3	2,283
Less: dividends	(471)	(406)	(64)	15.8	(650)
Equity adjustments by valuation	(10,858)	(14,153)	3,295	(23.3)	(9,471)
Minority interests	8,909	9,972	(1,063)	(10.7)	9,950

Total equity	89,714	80,298	9,416	11.7	81,747

Total liabilities and equity	1,266,296	1,134,128	132,168	11.7	1,282,880

8	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2014

■ CUSTOMER LOANS (EUR Million)

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12
Spanish Public sector	17,465	13,374	4,091	30.6	16,884
Other residents	154,905	160,478	(5,572)	(3.5)	183,130
Commercial bills	7,293	7,301	(8)	(0.1)	8,699
Secured loans	96,426	96,420	6	0.0	103,890
Other loans	51,187	56,757	(5,570)	(9.8)	70,540
Non-resident sector	589,557	537,587	51,970	9.7	558,572
Secured loans	369,266	320,629	48,637	15.2	339,519
Other loans	220,291	216,958	3,333	1.5	219,052
Gross customer loans	761,928	711,439	50,489	7.1	758,586
Loan-loss allowances	27,217	26,749	468	1.7	27,014
Net customer loans	734,711	684,690	50,021	7.3	731,572
Pro memoria: Doubtful loans	40,424	41,088	(664)	(1.6)	36,002
Public sector	167	99	68	69.1	121
Other residents	19,951	21,763	(1,812)	(8.3)	16,025
Non-resident sector	20,306	19,226	1,080	5.6	19,856

JANUARY - DECEMBER	9

FINANCIAL REPORT 2014 CONSOLIDATED FINANCIAL INFORMATION

■ CREDIT RISK MANAGEMENT*

    EUR Million

	31.12.14	31.12.13	Var. (%)	31.12.12
Non-performing loans	41,709	42,420	(1.7)	36,761
NPL ratio (%)	5.19	5.61		4.55
Loan-loss allowances	28,046	27,526	1.9	27,704
Specific	21,784	22,433	(2.9)	22,213
Collective	6,262	5,093	23.0	5,491
Coverage ratio (%)	67.2	64.9		75.4
Cost of credit (%) **	1.43	1.69		2.38

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

10	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2014

■ NON-PERFORMING LOANS EVOLUTION BY QUARTER (EUR Million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14	2Q’14	3Q’14	4Q’14
Balance at beginning of period	36,761	38,693	40,712	41,899	42,420	42,300	42,334	41,727
Net additions	4,167	6,294	4,722	4,517	2,536	2,535	1,959	2,623
Increase in scope of consolidation	743	—	—	—	148	—	—	763
Exchange rate differences	300	(1,283)	(447)	(781)	96	293	463	(299)
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)	(2,793)	(3,029)	(3,105)
Balance at period-end	38,693	40,712	41,899	42,420	42,300	42,334	41,727	41,709

(*)	Trading activity

■ TRADING PORTFOLIOS*. VaR BY REGION

Fourth quarter	2014		2013
EUR Million	Average	Latest	Average
Total	12.5	10.5	15.0
Europe	10.0	7.3	12.5
USA and Asia	1.1	0.6	0.6
Latin America	8.9	9.8	9.4
Global activities	2.9	1.9	1.9

(*)	Trading activity

■ TRADING PORTFOLIOS*. VaR BY MARKET FACTOR

Fourth quarter
EUR Million	Min	Avg	Max	Latest
VaR total	8.2	12.5	20.6	10.5
Diversification effect	(15.8)	(10.3)	(5.2)	(9.3)
Interest rate VaR	8.1	10.9	16.5	10.5
Equity VaR	1.1	2.2	5.1	1.8
FX VaR	1.5	2.9	5.5	2.9
Credit spreads VaR	4.2	6.5	11.2	4.6
Commodities VaR	0.1	0.2	0.4	0.1

(*)	Trading activity

JANUARY - DECEMBER	11

FINANCIAL REPORT 2014 CONSOLIDATED FINANCIAL INFORMATION

CUSTOMER FUNDS UNDER MANAGEMENT (EUR Million)

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12
Resident Public sector	9,349	7,745	1,604	20.7	8,487
Other residents	163,340	161,649	1,691	1.0	157,011
Demand deposits	88,312	74,969	13,343	17.8	71,526
Time deposits	67,495	80,146	(12,650)	(15.8)	75,414
Other	7,532	6,535	998	15.3	10,071
Non-resident sector	474,939	438,442	36,497	8.3	461,141
Demand deposits	273,889	230,715	43,175	18.7	228,698
Time deposits	151,113	161,300	(10,187)	(6.3)	179,503
Other	49,937	46,427	3,509	7.6	52,940
Customer deposits	647,628	607,836	39,791	6.5	626,639
Marketable debt securities*	196,890	186,321	10,569	5.7	215,482
Subordinated debt	17,132	16,139	993	6.2	18,238
On-balance-sheet customer funds	861,649	810,296	51,354	6.3	860,359
Mutual funds	124,708	103,967	20,741	19.9	100,709
Pension funds	11,481	10,879	602	5.5	10,076
Managed portfolios	25,599	21,068	4,531	21.5	18,952
Other managed and marketed customer funds	161,788	135,914	25,873	19.0	129,737
Managed and marketed customer funds	1,023,437	946,210	77,227	8.2	990,096

(*).-	Including retail commercial paper in Spain (EUR million): 274 in December 2014, 3,553 in December 2013 and 11,536 in December 2012

■  MANAGED AND MARKETED MUTUAL FUNDS

    (EUR Million)

	31.12.14	31.12.13	Var (%)	31.12.12
Spain	42,183	33,104	27.4	26,720
Portugal	1,276	1,050	21.5	1,544
Poland	3,430	3,525	(2.7)	2,460
United Kingdom	9,524	9,645	(1.3)	13,919
Latin America	66,657	55,835	19.4	54,606
USA	1,640	807	103.3	1,460

Total	124,708	103,967	19.9	100,709

■  MANAGED AND MARKETED PENSION FUNDS

     (EUR Million)

	31.12.14	31.12.13	Var (%)	31.12.12
Spain	10,570	10,030	5.4	9,289
Portugal	911	848	7.4	787

Total	11,481	10,879	5.5	10,076

(*) Excluding exchange rate impact: +5.0%	(*) Including retail commercial paper

12	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2014

■ TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR Million)

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12
Capital stock	6,292	5,667	625	11.0	5,161
Additional paid-in surplus	38,611	36,804	1,807	4.9	37,302
Reserves	41,425	38,248	3,177	8.3	37,460
Treasury stock	(10)	(9)	(1)	11.1	(287)
Attributable profit	5,816	4,175	1,641	39.3	2,283
Less: dividends	(471)	(406)	(64)	15.8	(650)
Shareholders’ equity	91,664	84,479	7,185	8.5	81,268
Valuation adjustments	(10,858)	(14,153)	3,295	(23.3)	(9,471)
Stockholders’ equity	80,806	70,326	10,480	14.9	71,797
Minority interests	8,909	9,972	(1,063)	(10.7)	9,950
Total equity	89,714	80,298	9,416	11.7	81,747
Preferred shares and securities in subordinated debt	6,978	4,053	2,925	72.2	4,740
Total equity and capital with the nature of financial liabilities	96,692	84,351	12,341	14.6	86,487

■ COMPUTABLE CAPITAL*

    EUR Million. Dec’14

	Phase-in	Fully loaded
CET1	71,598	56,282
Basic capital	71,598	61,010
Computable capital	77,854	68,570
Risk-weighted assets	585,243	583,366
CET1 capital ratio	12.2	9.7
T1 capital ratio	12.2	10.5
BIS ratio	13.3	11.8

(*).-	2014 pro-forma taking into account the January 2015 capital increase

■ RATING AGENCIES. GRUPO SANTANDER

	Long	Short
	term	term	Outlook
DBRS	A	R1(low)	Negative
Fitch Ratings	A-	F2	Stable
GBB Rating	A+		Stable
Moody’s	Baa1	P-2	Stable
Standard & Poor’s	BBB+	A-2	Stable
Scope	A		Stable

JANUARY - DECEMBER	13

FINANCIAL REPORT 2014 THE SANTANDER SHARE

■ THE SANTANDER SHARE. December 2014

Shareholders and trading data
Shareholders (number)	3,240,395
Shares (number)	12,584,414,659
Average daily turnover (no. of shares)	77,340,428
Share liquidity (%) (Number of shares traded during the year / number of shares)	166

Remuneration per share	euros
Santander Dividendo Elección (Aug. 14)	0.15
Santander Dividendo Elección (Nov. 14)	0.15
Santander Dividendo Elección (Feb. 15)	0.15
Santander Dividendo Elección (May. 15)	0.15

TOTAL	0.60

Price movements during the year
Beginning (31.12.13)	6.506
Highest	7.960
Lowest	6.201
Last (31.12.14)	6.996
Market capitalisation (millions) (31.12.14)	88,041

Stock market indicators
Price / Book value per share (X)	1.09
Price/Earnings per share (X)	14.59
Yield* (%)	8.46

(*).-	Total remuneration for 2014 / Average share price in 2014

■ CAPITAL STOCK OWNERSHIP

December 2014	Shares	%
The Board of Directors	170,880,633	1.36
Institutional investors	6,640,641,952	52.77
Individuals	5,772,892,074	45.87

Total	12,584,414,659	100.00

14	JANUARY - DECEMBER

INFORMATION BY SEGMENTS FINANCIAL REPORT 2014

Description of the segments

Grupo Santander is maintaining in 2014 the general criteria applied in 2013, as well as the business segments with the following exceptions:

1) In the Group’s financial statements:

•	The Group has applied IFRIC 21, Levies, which addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. The adoption of IFRIC 21 gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund. Pursuant to the applicable standard, this change was applied retrospectively, giving rise to changes in the balances for 2013 (impact of EUR -195 million on attributable profit and of EUR -65 million on the Group’s reserves) and 2012 (impact of EUR -12 million on attributable profit and of EUR -53 million on the Group’s reserves).

•	Some corporate operations recently carried out by the Group involve changes in the consolidation method. On the one hand, taking control of Santander Consumer USA (SCUSA) in 2014 meant changing to consolidation by global integration instead of by the equity accounted method, and, on the other, the loss of control of asset management companies sold at the end of 2013 meant consolidating by the equity accounted method instead of by global integration. Pro-forma information is provided with the Group’s financial statements for previous periods, modified in order to facilitate comparisons as if these changes had been effective in the compared periods presented.

2) In geographic businesses by restructuring:

•	The area for the United States includes Santander Bank, Santander Consumer USA, which as indicated, now consolidates by global integration, and Puerto Rico, which was previously included in Latin America.

•	The sold units of Santander Asset Management consolidate by the equity accounted method, as commented, in the various countries.

3) Other adjustments:

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the principal segments (or geographic).

•	The Asset Management and Insurance area is now called Private Banking, Asset Management and Insurance. As regards the figures published in 2013, the domestic private banking units of Spain, Portugal, Italy, Brazil, Mexico and Chile are incorporated (management shared with local banks). Santander Private Banking in Latin America is also included.

For comparison purposes, the figures of previous periods of the principal and secondary segments have been re-expressed to include the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking, and private banking and asset management and insurance conducted in this region, as well as the unit of run-off real estate activity in Spain. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes retail and wholesale banking, and private banking asset management and insurance conducted by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Santander Bank, Santander Consumer USA and Puerto Rico.

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: retail banking, wholesale banking, private banking, asset management and insurance and the unit of run-off real estate activity in Spain.

•	Retail Banking. This covers all customer banking businesses, (except those of private banking and corporate banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the United States). The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

JANUARY - DECEMBER	15

FINANCIAL REPORT 2014 INFORMATION BY SEGMENTS

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Private Banking, Asset Management and Insurance. This includes the contribution to the Group for the design and management of mutual and pension funds and insurance, conducted in some cases via wholly-owned units and in other via units in which the Group participates through joint ventures with specialists. In both cases, the units remunerate the distribution networks used to place these products (basically the Group’s, though not exclusively) via agreements. This means that the result recorded in this segment is net for each of the units included, in accordance with their participation and consolidation method, (i.e. deducting the distribution cost of sharing agreements from gross income). It also includes private banking business as defined above.

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s units have been drawn up in accordance with these criteria, and so might not coincide with those published individually by each unit.

16	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2014

■ NET OPERATING INCOME (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	w/o FX
Continental Europe	1,640	3.7	4.0	6,485	8.6	8.8
o/w: Spain	830	(5.5)	(5.5)	3,515	9.2	9.2
Portugal	135	24.6	24.6	465	10.5	10.5
Poland	210	9.2	10.1	795	9.6	9.3
Santander Consumer Finance	486	4.0	4.0	1,857	8.0	8.0
United Kingdom	674	(1.8)	(2.4)	2,651	16.5	10.6
Latin America	2,745	(4.2)	(1.4)	11,049	(9.3)	0.4
o/w: Brazil	1,682	(11.5)	(6.6)	7,092	(13.5)	(5.4)
Mexico	471	(0.0)	(0.5)	1,812	0.9	5.2
Chile	382	32.5	29.6	1,343	1.5	17.0
USA	953	1.3	(4.7)	3,611	21.4	21.3
Operating areas	6,013	(1.0)	(0.6)	23,795	1.7	6.5
Corporate Activities	(188)	2.7	2.7	(1,221)	(25.7)	(25.7)

Total Group	5,824	(1.1)	(0.7)	22,574	3.7	9.1

■ ATTRIBUTABLE PROFIT (EUR Million)

Continental Europe	644	36.4	36.9	2,078	86.4	87.4
o/w: Spain	299	(3.3)	(3.3)	1,121	140.5	140.5
Portugal	73	74.5	74.5	189	65.1	65.1
Poland	94	2.5	3.4	358	7.2	6.9
Santander Consumer Finance	265	56.1	56.1	891	12.3	12.3
United Kingdom	391	(4.9)	(5.6)	1,576	37.1	30.2
Latin America	853	8.5	10.4	3,150	(1.0)	10.8
o/w: Brazil	391	(4.4)	0.8	1,558	(1.3)	8.0
Mexico	186	11.1	10.8	660	(7.4)	(3.5)
Chile	162	75.6	71.7	509	17.0	34.8
USA	248	27.3	21.3	800	(0.1)	(0.2)
Operating areas	2,136	14.6	14.8	7,605	21.8	27.5
Corporate Activities	(681)	162.7	162.7	(1,789)	(13.6)	(13.6)

Total Group	1,455	(9.3)	(9.3)	5,816	39.3	49.3

■ CUSTOMER LOANS (EUR Million)

Continental Europe	266,827	1.0	1.4	266,827	0.2	0.6
o/w: Spain	157,047	0.4	0.4	157,047	(1.7)	(1.7)
Portugal	23,180	(0.7)	(0.7)	23,180	(5.3)	(5.3)
Poland	16,976	(1.4)	0.9	16,976	4.7	7.7
Santander Consumer Finance	60,448	3.2	3.2	60,448	7.9	7.9
United Kingdom	251,191	0.9	1.1	251,191	8.7	1.6
Latin America	144,714	2.9	5.3	144,714	12.5	12.1
o/w: Brazil	74,373	2.0	6.6	74,373	11.9	10.7
Mexico	25,873	(1.1)	4.0	25,873	16.2	14.9
Chile	30,550	5.1	2.6	30,550	6.1	8.0
USA	67,175	5.4	1.7	67,175	17.1	3.1
Operating areas	729,908	1.7	2.1	729,908	6.8	3.3

Total Group	734,711	1.8	2.1	734,711	7.3	3.8

■ CUSTOMER DEPOSITS (EUR Million)

Continental Europe	255,719	(1.3)	(1.1)	255,719	(0.2)	0.1
o/w: Spain	178,446	(2.1)	(2.1)	178,446	(1.5)	(1.5)
Portugal	24,016	(0.5)	(0.5)	24,016	(0.7)	(0.7)
Poland	20,144	(0.4)	1.9	20,144	8.9	12.0
Santander Consumer Finance	30,847	0.9	0.9	30,847	(0.1)	(0.1)
United Kingdom	202,328	(0.7)	(0.5)	202,328	7.9	0.8
Latin America	137,726	0.2	2.6	137,726	12.7	12.1
o/w: Brazil	68,539	(3.3)	1.0	68,539	11.5	10.2
Mexico	28,627	(0.2)	4.9	28,627	16.1	14.8
Chile	23,352	9.7	7.0	23,352	11.3	13.2
USA	46,575	5.1	1.4	46,575	18.8	4.6
Operating areas	642,348	(0.4)	0.1	642,348	6.2	3.0

Total Group	647,628	0.2	0.6	647,628	6.5	3.4

JANUARY - DECEMBER	17

FINANCIAL REPORT 2014 INFORMATION BY PRINCIPAL SEGMENTS

■ CONTINENTAL EUROPE (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	2,272	4.5	4.8	8,728	7.7	7.9
Net fees	850	1.5	1.7	3,457	1.1	1.1
Gains (losses) on financial transactions	39	(67.1)	(67.1)	453	(41.5)	(41.5)
Other operating income*	70	776.8	777.3	184	12.1	12.2
Gross income	3,231	3.0	3.2	12,822	2.9	3.0
Operating expenses	(1,591)	2.2	2.4	(6,337)	(2.4)	(2.3)
General administrative expenses	(1,414)	1.9	2.1	(5,632)	(1.8)	(1.7)
Personnel	(829)	1.3	1.5	(3,316)	(4.9)	(4.8)
Other general administrative expenses	(585)	2.8	3.0	(2,315)	2.9	3.1
Depreciation and amortisation	(177)	4.4	4.6	(706)	(6.9)	(6.8)
Net operating income	1,640	3.7	4.0	6,485	8.6	8.8
Net loan-loss provisions	(582)	(21.0)	(20.8)	(2,880)	(20.1)	(20.0)
Other income	(77)	(49.4)	(49.3)	(576)	(24.2)	(24.2)
Profit before taxes	981	41.4	41.9	3,030	88.6	89.4
Tax on profit	(268)	58.2	58.7	(756)	115.6	116.8
Profit from continuing operations	713	36.0	36.5	2,273	81.0	81.8
Net profit from discontinued operations	(19)	196.7	196.6	(26)	345.3	363.0
Consolidated profit	693	34.0	34.5	2,247	79.8	80.5
Minority interests	49	8.2	8.8	168	24.8	24.4
Attributable profit to the Group	644	36.4	36.9	2,078	86.4	87.4

BALANCE SHEET
Customer loans**	266,827	1.0	1.4	266,827	0.2	0.6
Trading portfolio (w/o loans)	65,859	3.6	3.7	65,859	30.9	30.9
Available-for-sale financial assets	52,858	10.7	11.0	52,858	41.6	42.3
Due from credit institutions**	65,754	9.1	9.3	65,754	70.6	70.9
Intangible assets and property and equipment	5,838	(1.8)	(1.7)	5,838	(5.1)	(4.9)
Other assets	22,523	(5.2)	(4.9)	22,523	(43.6)	(43.4)

Total assets/liabilities & shareholders’ equity	479,659	3.0	3.4	479,659	9.4	9.7

Customer deposits**	255,719	(1.3)	(1.1)	255,719	(0.2)	0.1
Marketable debt securities**	19,435	(2.4)	(0.7)	19,435	15.8	17.2
Subordinated debt**	409	1.6	3.5	409	1.0	3.3
Insurance liabilities	713	(57.4)	(57.3)	713	(50.2)	(50.1)
Due to credit institutions**	76,889	2.2	2.7	76,889	29.4	30.1
Other liabilities	101,950	21.2	21.4	101,950	28.5	28.7
Shareholders’ equity***	24,543	(2.1)	(1.5)	24,543	(2.2)	(1.7)
Other managed and marketed customer funds	65,275	1.8	1.9	65,275	18.1	18.3
Mutual and pension funds	58,369	2.4	2.6	58,369	20.2	20.4
Managed portfolios	6,906	(3.3)	(3.2)	6,906	2.8	2.8
Managed and marketed customer funds	340,839	(0.8)	(0.5)	340,839	3.7	4.0

RATIOS (%) AND OPERATING MEANS
ROE	9.84	2.47 p.		8.11	3.76 p.
Efficiency ratio (with amortisations)	49.2	(0.4 p. )		49.4	(2.7 p. )
NPL ratio	8.93	(0.03 p. )		8.93	(0.20 p. )
NPL coverage	57.2	(0.9 p. )		57.2	(0.1 p. )
Number of employees	56,245	0.8		56,245	(3.1)
Number of branches	5,482	(2.4)		5,482	(11.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

18	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2014

INCOME STATEMENT

■ SPAIN (EUR Million)

	4Q’14	% o/ 3Q’14	2014	% o/ 2013
INCOME STATEMENT
Net interest income	1,219	0.7	4,768	9.4
Net fees	446	4.9	1,796	(2.0)
Gains (losses) on financial transactions	(46)	—	284	(53.5)
Other operating income*	70	—	149	(2.8)
Gross income	1,690	(2.5)	6,997	0.6
Operating expenses	(860)	0.5	(3,482)	(6.7)
General administrative expenses	(773)	0.5	(3,130)	(6.5)
Personnel	(468)	(1.5)	(1,929)	(8.8)
Other general administrative expenses	(305)	3.9	(1,201)	(2.7)
Depreciation and amortisation	(86)	0.3	(352)	(8.5)
Net operating income	830	(5.5)	3,515	9.2
Net loan-loss provisions	(320)	(25.4)	(1,745)	(27.6)
Other income	(81)	817.8	(173)	28.3
Profit before taxes	429	(2.5)	1,597	136.9
Tax on profit	(126)	(3.2)	(469)	127.0
Profit from continuing operations	303	(2.2)	1,127	141.2
Net profit from discontinued operations	—	—	—	(100.0)
Consolidated profit	303	(2.2)	1,127	141.2
Minority interests	4	423.9	6	414.9
Attributable profit to the Group	299	(3.3)	1,121	140.5

BALANCE SHEET
Customer loans**	157,047	0.4	157,047	(1.7)
Trading portfolio (w/o loans)	62,470	3.6	62,470	32.7
Available-for-sale financial assets	38,353	17.8	38,353	49.8
Due from credit institutions**	48,881	14.7	48,881	94.8
Intangible assets and property and equipment	3,423	(3.4)	3,423	(16.7)
Other assets	5,166	(10.1)	5,166	(75.6)

Total assets/liabilities & shareholders’ equity	315,340	4.7	315,340	11.5

Customer deposits**	178,446	(2.1)	178,446	(1.5)
Marketable debt securities**	704	(34.6)	704	(82.2)
Subordinated debt**	6	743.8	6	(21.9)
Insurance liabilities	539	6.9	539	2.7
Due to credit institutions**	38,519	0.2	38,519	69.2
Other liabilities	86,235	26.5	86,235	37.0
Shareholders’ equity***	10,891	2.1	10,891	(5.5)
Other managed and marketed customer funds	58,554	2.2	58,554	21.3
Mutual and pension funds	52,605	3.1	52,605	22.4
Managed portfolios	5,949	(4.6)	5,949	12.4
Managed and marketed customer funds	237,710	(1.2)	237,710	1.9

RATIOS (%) AND OPERATING MEANS
ROE	10.30	(0.71 p. )	9.88	5.95 p.
Efficiency ratio (with amortisations)	50.9	1.5 p.	49.8	(3.9 p. )
NPL ratio	7.38	(0.19 p. )	7.38	(0.11 p. )
NPL coverage	45.5	—	45.5	1.5 p.
Number of employees	24,979	(0.6)	24,979	(8.3)
Number of branches	3,511	(2.8)	3,511	(13.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - DECEMBER	19

FINANCIAL REPORT 2014 INFORMATION BY PRINCIPAL SEGMENTS

■ PORTUGAL (EUR Million)

	4Q’14	% o/ 3Q’14	2014	% o/ 2013
INCOME STATEMENT
Net interest income	143	5.6	546	6.3
Net fees	71	1.8	280	(11.8)
Gains (losses) on financial transactions	35	156.0	88	72.9
Other operating income*	12	9.0	42	23.8
Gross income	261	13.4	956	4.3
Operating expenses	(126)	3.5	(491)	(0.9)
General administrative expenses	(109)	4.2	(419)	0.7
Personnel	(78)	6.7	(297)	(0.5)
Other general administrative expenses	(31)	(1.5)	(122)	3.6
Depreciation and amortisation	(18)	(0.4)	(72)	(9.0)
Net operating income	135	24.6	465	10.5
Net loan-loss provisions	(17)	(45.7)	(124)	(35.7)
Other income	(20)	2.0	(99)	26.2
Profit before taxes	97	72.2	243	61.4
Tax on profit	(24)	61.2	(57)	30.8
Profit from continuing operations	73	76.1	185	74.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	73	76.1	185	74.1
Minority interests	0	—	(4)	(52.4)
Attributable profit to the Group	73	74.5	189	65.1
BALANCE SHEET
Customer loans**	23,180	(0.7)	23,180	(5.3)
Trading portfolio (w/o loans)	2,082	4.2	2,082	13.7
Available-for-sale financial assets	7,011	(13.0)	7,011	48.4
Due from credit institutions**	2,163	(12.3)	2,163	(25.3)
Intangible assets and property and equipment	729	(2.7)	729	(11.2)
Other assets	6,450	(3.8)	6,450	(9.1)

Total assets/liabilities & shareholders’ equity	41,616	(3.9)	41,616	(0.6)

Customer deposits**	24,016	(0.5)	24,016	(0.7)
Marketable debt securities**	2,855	(24.7)	2,855	22.6
Subordinated debt**	0	(88.9)	0	(71.6)
Insurance liabilities	27	(65.7)	27	(63.6)
Due to credit institutions**	11,538	(4.4)	11,538	(6.3)
Other liabilities	559	(9.7)	559	57.3
Shareholders’ equity***	2,620	0.0	2,620	1.6
Other managed and marketed customer funds	2,501	6.5	2,501	22.5
Mutual and pension funds	2,187	4.4	2,187	15.2
Managed portfolios	314	24.5	314	120.7
Managed and marketed customer funds	29,372	(3.0)	29,372	2.8
RATIOS (%) AND OPERATING MEANS
ROE	11.84	4.82 p.	8.10	2.32 p.
Efficiency ratio (with amortisations)	48.4	(4.6 p. )	51.4	(2.7 p. )
NPL ratio	8.89	0.40 p.	8.89	0.77 p.
NPL coverage	51.8	(2.1 p. )	51.8	1.8 p.
Number of employees	5,410	(1.9)	5,410	(3.5)
Number of branches	594	(4.2)	594	(7.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

20	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2014

■ POLAND (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	194	(9.4)	(8.5)	834	7.0	6.7
Net fees	107	(0.3)	0.6	435	8.6	8.3
Gains (losses) on financial transactions	48	262.0	263.4	79	(33.2)	(33.3)
Other operating income*	4	—	—	28	46.2	45.8
Gross income	353	5.2	6.2	1,376	4.4	4.1
Operating expenses	(143)	(0.0)	0.9	(581)	(1.9)	(2.2)
General administrative expenses	(131)	(0.5)	0.5	(532)	(1.2)	(1.5)
Personnel	(79)	3.2	4.1	(309)	(0.9)	(1.2)
Other general administrative expenses	(52)	(5.6)	(4.7)	(223)	(1.7)	(2.0)
Depreciation and amortisation	(13)	5.0	5.9	(48)	(9.0)	(9.3)
Net operating income	210	9.2	10.1	795	9.6	9.3
Net loan-loss provisions	(57)	28.4	29.4	(186)	10.8	10.5
Other income	22	177.2	177.5	11	—	—
Profit before taxes	175	12.1	13.0	620	12.3	12.0
Tax on profit	(48)	43.2	44.1	(135)	26.3	25.9
Profit from continuing operations	127	3.7	4.6	485	9.0	8.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	127	3.7	4.6	485	9.0	8.7
Minority interests	33	7.2	8.1	127	14.2	13.9
Attributable profit to the Group	94	2.5	3.4	358	7.2	6.9

BALANCE SHEET
Customer loans**	16,976	(1.4)	0.9	16,976	4.7	7.7
Trading portfolio (w/o loans)	1,166	46.7	50.1	1,166	119.1	125.4
Available-for-sale financial assets	5,816	(1.8)	0.5	5,816	9.2	12.3
Due from credit institutions**	1,061	11.4	14.0	1,061	59.1	63.6
Intangible assets and property and equipment	236	5.1	7.5	236	(13.5)	(11.1)
Other assets	2,540	12.6	15.1	2,540	21.3	24.7

Total assets/liabilities & shareholders’ equity	27,794	1.6	3.9	27,794	10.7	13.9

Customer deposits**	20,144	(0.4)	1.9	20,144	8.9	12.0
Marketable debt securities**	230	(2.3)	(0.0)	230	91.0	96.5
Subordinated debt**	337	(0.1)	2.2	337	1.1	4.0
Insurance liabilities	77	(2.0)	0.2	77	(7.4)	(4.7)
Due to credit institutions**	1,261	17.7	20.4	1,261	4.6	7.6
Other liabilities	3,876	12.3	14.8	3,876	29.9	33.6
Shareholders’ equity***	1,869	(4.9)	(2.7)	1,869	(0.4)	2.5
Other managed and marketed customer funds	3,515	(7.1)	(4.9)	3,515	(3.2)	(0.4)
Mutual and pension funds	3,430	(7.1)	(5.0)	3,430	(2.7)	0.1
Managed portfolios	85	(5.6)	(3.4)	85	(19.8)	(17.5)
Managed and marketed customer funds	24,226	(1.4)	0.8	24,226	7.3	10.3

RATIOS (%) AND OPERATING MEANS
ROE	16.28	0.01 p.		16.16	0.31 p.
Efficiency ratio (with amortisations)	40.6	(2.1 p. )		42.2	(2.7 p. )
NPL ratio	7.42	(0.01 p. )		7.42	(0.42 p. )
NPL coverage	60.3	(5.5 p. )		60.3	(1.5 p. )
Number of employees	11,971	0.6		11,971	(3.2)
Number of branches	788	(1.9)		788	(5.1)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - DECEMBER	21

FINANCIAL REPORT 2014 INFORMATION BY PRINCIPAL SEGMENTS

■ SANTANDER CONSUMER FINANCE (EUR Million)

	4Q’14	% o/3 Q’14	2014	% o/ 2013
INCOME STATEMENT
Net interest income	652	6.1	2,459	5.4
Net fees	198	(4.5)	836	6.2
Gains (losses) on financial transactions	3	—	3	—
Other operating income*	8	891.5	12	—
Gross income	862	5.0	3,309	6.4
Operating expenses	(376)	6.3	(1,452)	4.4
General administrative expenses	(319)	4.6	(1,237)	5.5
Personnel	(173)	5.4	(664)	2.9
Other general administrative expenses	(146)	3.6	(572)	8.8
Depreciation and amortisation	(57)	16.9	(215)	(1.8)
Net operating income	486	4.0	1,857	8.0
Net loan-loss provisions	(143)	(4.3)	(544)	(3.7)
Other income	65	—	(37)	(47.2)
Profit before taxes	408	65.1	1,277	17.6
Tax on profit	(112)	96.8	(320)	25.6
Profit from continuing operations	296	55.7	956	15.2
Net profit from discontinued operations	(19)	196.7	(26)	345.2
Consolidated profit	277	50.6	930	12.8
Minority interests	11	(17.1)	39	27.1
Attributable profit to the Group	265	56.1	891	12.3

BALANCE SHEET
Customer loans**	60,448	3.2	60,448	7.9
Trading portfolio (w/o loans)	87	114.3	87	(89.9)
Available-for-sale financial assets	988	63.8	988	40.1
Due from credit institutions**	5,476	(1.2)	5,476	(32.9)
Intangible assets and property and equipment	786	0.4	786	(15.8)
Other assets	3,734	11.3	3,734	0.3

Total assets/liabilities & shareholders’ equity	71,520	3.8	71,520	1.6

Customer deposits**	30,847	0.9	30,847	(0.1)
Marketable debt securities**	15,646	5.7	15,646	50.8
Subordinated debt**	66	2.0	66	3.3
Insurance liabilities	—	—	—	—
Due to credit institutions**	13,333	10.0	13,333	(26.2)
Other liabilities	4,091	21.3	4,091	4.9
Shareholders’ equity***	7,537	(5.6)	7,537	5.7
Other managed and marketed customer funds	7	1.5	7	9.8
Mutual and pension funds	7	1.5	7	9.8
Managed portfolios	—	—	—	—
Managed and marketed customer funds	46,566	2.5	46,566	12.7

RATIOS (%) AND OPERATING MEANS
ROE	12.54	4.32 p.	10.89	0.94 p.
Efficiency ratio (with amortisations)	43.6	0.5 p.	43.9	(0.8 p. )
NPL ratio	4.82	0.85 p.	4.82	0.81 p.
NPL coverage	100.1	(6.3 p. )	100.1	(5.2 p. )
Number of employees	13,046	6.5	13,046	11.6
Number of branches	579	1.2	579	(5.5)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

22	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2014

UNITED KINGDOM (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	1,121	3.0	2.5	4,234	22.7	16.5
Net fees	273	5.1	4.7	1,028	3.6	(1.7)
Gains (losses) on financial transactions	35	(39.4)	(40.5)	241	(40.1)	(43.2)
Other operating income*	9	1.8	1.3	37	5.6	0.2
Gross income	1,440	1.6	1.1	5,541	13.5	7.7
Operating expenses	(765)	4.9	4.4	(2,890)	10.9	5.3
General administrative expenses	(647)	1.8	1.3	(2,458)	12.7	7.0
Personnel	(422)	(0.4)	(1.0)	(1,613)	15.1	9.2
Other general administrative expenses	(225)	6.3	5.9	(845)	8.4	2.8
Depreciation and amortisation	(118)	25.3	25.5	(432)	1.8	(3.4)
Net operating income	674	(1.8)	(2.4)	2,651	16.5	10.6
Net loan-loss provisions	(36)	(59.2)	(60.8)	(332)	(42.8)	(45.7)
Other income	(136)	85.6	85.8	(318)	34.9	28.0
Profit before taxes	503	(4.3)	(4.9)	2,001	37.1	30.1
Tax on profit	(112)	(2.0)	(2.6)	(425)	40.9	33.8
Profit from continuing operations	391	(4.9)	(5.6)	1,576	36.0	29.1
Net profit from discontinued operations	—	—	—	—	(100.0)	(100.0)
Consolidated profit	391	(4.9)	(5.6)	1,576	37.1	30.2
Minority interests	—	—	—	—	—	—
Attributable profit to the Group	391	(4.9)	(5.6)	1,576	37.1	30.2

BALANCE SHEET
Customer loans**	251,191	0.9	1.1	251,191	8.7	1.6
Trading portfolio (w/o loans)	39,360	11.6	11.8	39,360	36.5	27.5
Available-for-sale financial assets	11,197	4.3	4.5	11,197	86.5	74.2
Due from credit institutions**	14,093	(15.9)	(15.8)	14,093	(17.8)	(23.2)
Intangible assets and property and equipment	2,700	7.9	8.1	2,700	8.1	1.0
Other assets	35,695	(11.4)	(11.2)	35,695	(6.6)	(12.8)

Total assets/liabilities & shareholders’ equity	354,235	(0.1)	0.1	354,235	9.4	2.2

Customer deposits**	202,328	(0.7)	(0.5)	202,328	7.9	0.8
Marketable debt securities**	69,581	(1.2)	(1.0)	69,581	8.6	1.4
Subordinated debt**	5,376	(12.2)	(12.0)	5,376	(7.4)	(13.5)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	26,700	4.5	4.7	26,700	(0.7)	(7.2)
Other liabilities	35,833	5.6	5.8	35,833	33.4	24.7
Shareholders’ equity***	14,415	(2.2)	(2.0)	14,415	14.0	6.5
Other managed and marketed customer funds	9,667	(3.3)	(3.1)	9,667	0.2	(6.4)
Mutual and pension funds	9,524	(3.3)	(3.1)	9,524	(1.3)	(7.8)
Managed portfolios	143	(1.4)	(1.2)	143	—	—
Managed and marketed customer funds	286,953	(1.1)	(0.9)	286,953	7.5	0.4

RATIOS (%) AND OPERATING MEANS
ROE	10.23	(1.16 p. )		11.21	2.34 p.
Efficiency ratio (with amortisations)	53.2	1.6 p.		52.2	(1.2 p. )
NPL ratio	1.79	(0.01 p. )		1.79	(0.19 p. )
NPL coverage	41.9	(1.5 p. )		41.9	0.3 p.
Number of employees	25,599	1.2		25,599	0.7
Number of branches	929	(1.4)		929	(8.1)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - DECEMBER	23

FINANCIAL REPORT 2014 INFORMATION BY PRINCIPAL SEGMENTS

■ LATIN AMERICA (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	3,553	2.0	5.0	13,879	(6.9)	2.9
Net fees	1,241	5.5	8.0	4,565	(2.0)	9.1
Gains (losses) on financial transactions	40	(84.4)	(85.0)	538	(48.1)	(41.3)
Other operating income*	23	12.9	20.2	83	64.0	86.7
Gross income	4,857	(1.6)	1.0	19,065	(7.7)	2.3
Operating expenses	(2,113)	1.9	4.4	(8,017)	(5.4)	5.0
General administrative expenses	(1,916)	2.8	5.3	(7,226)	(4.7)	5.9
Personnel	(1,055)	2.3	4.6	(4,012)	(4.7)	5.9
Other general administrative expenses	(861)	3.5	6.1	(3,214)	(4.7)	5.8
Depreciation and amortisation	(197)	(6.2)	(3.6)	(790)	(11.7)	(2.0)
Net operating income	2,745	(4.2)	(1.4)	11,049	(9.3)	0.4
Net loan-loss provisions	(1,259)	(6.1)	(2.8)	(5,119)	(20.5)	(12.7)
Other income	(268)	16.3	20.9	(839)	54.4	73.3
Profit before taxes	1,218	(5.9)	(3.9)	5,091	(2.2)	9.4
Tax on profit	(193)	(36.4)	(34.7)	(1,151)	(1.2)	12.7
Profit from continuing operations	1,025	3.5	5.5	3,940	(2.5)	8.5
Net profit from discontinued operations	—	—	—	—	(100.0)	(100.0)
Consolidated profit	1,025	3.5	5.5	3,940	(2.5)	8.5
Minority interests	172	(15.5)	(13.6)	790	(8.3)	0.3
Attributable profit to the Group	853	8.5	10.4	3,150	(1.0)	10.8

BALANCE SHEET
Customer loans**	144,714	2.9	5.3	144,714	12.5	12.1
Trading portfolio (w/o loans)	35,886	(4.1)	(1.0)	35,886	55.4	51.9
Available-for-sale financial assets	31,216	37.4	42.2	31,216	49.9	49.0
Due from credit institutions**	23,899	(23.5)	(21.2)	23,899	(14.9)	(16.2)
Intangible assets and property and equipment	3,967	2.0	5.0	3,967	1.9	1.9
Other assets	42,505	(5.6)	(2.8)	42,505	5.3	4.0

Total assets/liabilities & shareholders’ equity	282,187	0.4	3.2	282,187	15.2	14.3

Customer deposits**	137,726	0.2	2.6	137,726	12.7	12.1
Marketable debt securities**	31,920	(3.1)	0.0	31,920	10.1	9.6
Subordinated debt**	6,467	(1.6)	1.6	6,467	33.8	33.1
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	35,263	18.9	22.6	35,263	44.0	42.4
Other liabilities	48,053	(9.4)	(6.6)	48,053	6.8	5.4
Shareholders’ equity***	22,758	7.1	9.7	22,758	17.1	15.4
Other managed and marketed customer funds	79,294	(1.1)	1.7	79,294	20.9	18.5
Mutual and pension funds	66,657	(1.9)	1.7	66,657	19.4	18.1
Managed portfolios	12,637	3.5	2.1	12,637	29.4	20.3
Managed and marketed customer funds	255,407	(0.7)	2.0	255,407	15.3	14.1

RATIOS (%) AND OPERATING MEANS
ROE	14.05	(0.22 p. )		14.04	0.29 p.
Efficiency ratio (with amortisations)	43.5	1.5 p.		42.0	1.0 p.
NPL ratio	4.65	(0.33 p. )		4.65	(0.35 p. )
NPL coverage	84.7	1.2 p.		84.7	(0.7 p. )
Number of employees	85,009	1.1		85,009	(0.4)
Number of branches	5,729	0.7		5,729	(1.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

24	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2014

■ BRAZIL (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	2,188	(3.9)	1.5	8,959	(11.0)	(2.7)
Net fees	781	5.4	10.7	2,836	(1.2)	8.0
Gains (losses) on financial transactions	(31)	—	—	96	(82.2)	(80.6)
Other operating income*	40	55.7	63.3	117	187.8	214.7
Gross income	2,978	(6.7)	(1.7)	12,008	(11.2)	(2.9)
Operating expenses	(1,296)	0.4	5.6	(4,916)	(7.7)	1.0
General administrative expenses	(1,174)	1.7	7.0	(4,407)	(7.1)	1.6
Personnel	(625)	0.7	6.0	(2,386)	(6.9)	1.8
Other general administrative expenses	(549)	2.9	8.1	(2,021)	(7.3)	1.4
Depreciation and amortisation	(123)	(10.6)	(5.8)	(509)	(12.4)	(4.2)
Net operating income	1,682	(11.5)	(6.6)	7,092	(13.5)	(5.4)
Net loan-loss provisions	(887)	(7.4)	(2.2)	(3,682)	(24.8)	(17.7)
Other income	(244)	(3.5)	0.3	(805)	61.5	76.5
Profit before taxes	551	(20.1)	(15.2)	2,604	(7.0)	1.6
Tax on profit	(118)	(30.4)	(25.3)	(679)	(11.1)	(2.8)
Profit from continuing operations	433	(16.7)	(11.9)	1,926	(5.5)	3.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	433	(16.7)	(11.9)	1,926	(5.5)	3.3
Minority interests	42	(62.2)	(59.0)	368	(20.2)	(12.7)
Attributable profit to the Group	391	(4.4)	0.8	1,558	(1.3)	8.0

BALANCE SHEET
Customer loans**	74,373	2.0	6.6	74,373	11.9	10.7
Trading portfolio (w/o loans)	18,256	0.7	5.2	18,256	76.9	74.9
Available-for-sale financial assets	22,939	50.0	56.8	22,939	61.8	60.0
Due from credit institutions**	10,276	(31.4)	(28.3)	10,276	(30.3)	(31.0)
Intangible assets and property and equipment	2,640	(3.7)	0.6	2,640	(5.5)	(6.6)
Other assets	27,803	(9.6)	(5.6)	27,803	9.2	8.0

Total assets/liabilities & shareholders’ equity	156,287	0.9	5.5	156,287	16.7	15.4

Customer deposits**	68,539	(3.3)	1.0	68,539	11.5	10.2
Marketable debt securities**	21,903	(4.8)	(0.5)	21,903	9.5	8.3
Subordinated debt**	4,368	(0.1)	4.4	4,368	59.8	58.0
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	22,826	37.1	43.2	22,826	76.6	74.6
Other liabilities	25,684	(9.5)	(5.4)	25,684	1.8	0.7
Shareholders’ equity***	12,967	12.3	17.4	12,967	12.4	11.1
Other managed and marketed customer funds	49,806	(2.1)	2.3	49,806	16.8	15.5
Mutual and pension funds	46,559	(2.0)	2.4	46,559	17.3	16.0
Managed portfolios	3,248	(3.1)	1.3	3,248	9.5	8.3
Managed and marketed customer funds	144,616	(3.0)	1.3	144,616	14.0	12.7

RATIOS (%) AND OPERATING MEANS
ROE	12.16	(2.32 p. )		13.28	0.64 p.
Efficiency ratio (with amortisations)	43.5	3.1 p.		40.9	1.6 p.
NPL ratio	5.05	(0.59 p. )		5.05	(0.59 p. )
NPL coverage	95.4	4.0 p.		95.4	0.3 p.
Number of employees	46,464	(0.3)		46,464	(5.9)
Number of branches	3,411	(0.5)		3,411	(4.3)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - DECEMBER	25

FINANCIAL REPORT 2014 INFORMATION BY PRINCIPAL SEGMENTS

■ MEXICO (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	584	4.1	3.8	2,182	2.9	7.3
Net fees	198	3.0	2.7	770	(1.6)	2.6
Gains (losses) on financial transactions	23	(57.3)	(58.6)	165	17.0	21.9
Other operating income*	(10)	(30.0)	(30.9)	(45)	94.6	102.9
Gross income	793	0.4	(0.0)	3,072	1.7	6.0
Operating expenses	(322)	1.0	0.6	(1,260)	2.9	7.2
General administrative expenses	(288)	0.8	0.4	(1,129)	2.1	6.5
Personnel	(162)	3.5	3.1	(607)	2.4	6.7
Other general administrative expenses	(127)	(2.4)	(2.8)	(522)	1.9	6.2
Depreciation and amortisation	(34)	2.5	2.1	(131)	9.9	14.6
Net operating income	471	(0.0)	(0.5)	1,812	0.9	5.2
Net loan-loss provisions	(177)	(15.6)	(16.3)	(756)	(5.5)	(1.6)
Other income	(1)	—	—	2	(89.8)	(89.4)
Profit before taxes	293	9.7	9.4	1,057	4.5	8.9
Tax on profit	(52)	2.2	1.9	(207)	160.7	171.8
Profit from continuing operations	242	11.5	11.2	851	(8.8)	(4.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	242	11.5	11.2	851	(8.8)	(4.9)
Minority interests	56	12.8	12.5	191	(13.4)	(9.7)
Attributable profit to the Group	186	11.1	10.8	660	(7.4)	(3.5)

BALANCE SHEET
Customer loans**	25,873	(1.1)	4.0	25,873	16.2	14.9
Trading portfolio (w/o loans)	10,185	(18.3)	(14.1)	10,185	17.3	15.9
Available-for-sale financial assets	4,624	12.9	18.6	4,624	36.6	35.0
Due from credit institutions**	7,058	(26.5)	(22.8)	7,058	(11.5)	(12.5)
Intangible assets and property and equipment	440	12.3	18.0	440	9.5	8.3
Other assets	5,545	1.5	6.7	5,545	(2.4)	(3.5)

Total assets/liabilities & shareholders’ equity	53,726	(7.7)	(2.9)	53,726	11.0	9.7

Customer deposits**	28,627	(0.2)	4.9	28,627	16.1	14.8
Marketable debt securities**	3,266	(13.9)	(9.4)	3,266	12.8	11.5
Subordinated debt**	1,088	6.0	11.4	1,088	16.9	15.6
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	6,152	(6.4)	(1.7)	6,152	12.0	10.7
Other liabilities	11,004	(22.2)	(18.2)	11,004	(5.1)	(6.2)
Shareholders’ equity***	3,589	(9.4)	(4.8)	3,589	27.5	26.1
Other managed and marketed customer funds	11,523	(7.1)	(2.4)	11,523	11.3	10.1
Mutual and pension funds	11,523	(7.1)	(2.4)	11,523	11.3	10.1
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	44,504	(3.1)	1.9	44,504	14.6	13.3

RATIOS (%) AND OPERATING MEANS
ROE	15.51	1.41 p.		14.25	(0.91 p. )
Efficiency ratio (with amortisations)	40.6	0.2 p.		41.0	0.5 p.
NPL ratio	3.84	0.10 p.		3.84	0.18 p.
NPL coverage	86.1	(4.0 p. )		86.1	(11.4 p. )
Number of employees	16,933	6.6		16,933	14.8
Number of branches	1,347	3.7		1,347	7.1

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

26	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2014

■ CHILE (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	491	26.8	24.0	1,734	2.2	17.8
Net fees	86	4.0	1.7	329	(11.4)	2.2
Gains (losses) on financial transactions	28	(5.8)	(8.1)	116	(30.5)	(19.9)
Other operating income*	3	(45.1)	(47.0)	18	22.5	41.2
Gross income	608	20.4	17.8	2,197	(2.3)	12.6
Operating expenses	(226)	4.3	2.0	(854)	(7.8)	6.3
General administrative expenses	(209)	5.8	3.5	(782)	(4.4)	10.2
Personnel	(131)	6.7	4.4	(484)	(4.6)	10.0
Other general administrative expenses	(78)	4.2	1.9	(299)	(4.1)	10.5
Depreciation and amortisation	(18)	(10.4)	(12.5)	(72)	(33.5)	(23.4)
Net operating income	382	32.5	29.6	1,343	1.5	17.0
Net loan-loss provisions	(156)	18.9	16.6	(521)	(12.8)	0.5
Other income	(18)	—	—	(24)	—	—
Profit before taxes	209	30.2	27.0	798	9.3	26.0
Tax on profit	28	—	—	(59)	(45.1)	(36.7)
Profit from continuing operations	236	74.2	70.4	739	18.7	36.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	236	74.2	70.4	739	18.7	36.8
Minority interests	74	71.2	67.6	230	22.7	41.4
Attributable profit to the Group	162	75.6	71.7	509	17.0	34.8

BALANCE SHEET
Customer loans**	30,550	5.1	2.6	30,550	6.1	8.0
Trading portfolio (w/o loans)	3,075	12.9	10.2	3,075	121.5	125.4
Available-for-sale financial assets	2,274	3.7	1.2	2,274	(4.7)	(3.0)
Due from credit institutions**	3,837	5.7	3.1	3,837	47.7	50.2
Intangible assets and property and equipment	347	17.4	14.6	347	6.2	8.1
Other assets	2,680	(2.5)	(4.9)	2,680	(12.8)	(11.2)

Total assets/liabilities & shareholders’ equity	42,763	5.2	2.6	42,763	10.9	12.9

Customer deposits**	23,352	9.7	7.0	23,352	11.3	13.2
Marketable debt securities**	6,650	10.0	7.3	6,650	10.4	12.4
Subordinated debt**	985	(14.6)	(16.7)	985	(14.2)	(12.7)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	4,382	(14.6)	(16.7)	4,382	3.0	4.8
Other liabilities	4,932	2.5	(0.0)	4,932	22.6	24.8
Shareholders’ equity***	2,463	11.3	8.6	2,463	16.1	18.1
Other managed and marketed customer funds	7,256	7.1	4.4	7,256	32.7	35.0
Mutual and pension funds	5,564	7.1	4.5	5,564	36.8	39.2
Managed portfolios	1,693	6.9	4.3	1,693	20.7	22.8
Managed and marketed customer funds	38,242	8.4	5.8	38,242	13.7	15.7

RATIOS (%) AND OPERATING MEANS
ROE	23.93	8.99 p.		19.89	2.70 p.
Efficiency ratio (with amortisations)	37.2	(5.7 p. )		38.9	(2.3 p. )
NPL ratio	5.97	(0.01 p. )		5.97	0.06 p.
NPL coverage	52.4	0.1 p.		52.4	1.3 p.
Number of employees	12,081	(0.1)		12,081	(1.0)
Number of branches	475	(0.2)		475	(3.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - DECEMBER	27

FINANCIAL REPORT 2014 INFORMATION BY PRINCIPAL SEGMENTS

■ UNITED STATES (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	1,220	2.9	(3.1)	4,642	11.3	11.2
Net fees	177	4.9	(1.2)	683	13.9	13.7
Gains (losses) on financial transactions	57	(7.9)	(12.7)	162	69.5	69.4
Other operating income*	65	57.7	52.0	155	—	—
Gross income	1,519	4.2	(1.7)	5,643	16.1	16.0
Operating expenses	(566)	9.7	3.7	(2,031)	7.7	7.6
General administrative expenses	(509)	10.7	4.8	(1,813)	6.3	6.2
Personnel	(289)	11.4	5.4	(1,029)	7.4	7.3
Other general administrative expenses	(220)	9.9	4.0	(784)	4.9	4.7
Depreciation and amortisation	(57)	0.8	(5.1)	(219)	20.7	20.6
Net operating income	953	1.3	(4.7)	3,611	21.4	21.3
Net loan-loss provisions	(576)	(5.7)	(11.5)	(2,233)	46.9	46.8
Other income	30	—	—	11	—	—
Profit before taxes	407	28.6	22.4	1,389	1.4	1.3
Tax on profit	(98)	36.0	29.6	(370)	(6.5)	(6.6)
Profit from continuing operations	309	26.4	20.4	1,019	4.6	4.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	309	26.4	20.4	1,019	4.6	4.5
Minority interests	61	22.8	16.5	219	26.3	26.2
Attributable profit to the Group	248	27.3	21.3	800	(0.1)	(0.2)

BALANCE SHEET
Customer loans**	67,175	5.4	1.7	67,175	17.1	3.1
Trading portfolio (w/o loans)	926	285.4	271.9	926	521.6	447.3
Available-for-sale financial assets	12,695	9.2	5.3	12,695	41.4	24.5
Due from credit institutions**	2,462	5.2	1.5	2,462	49.3	31.5
Intangible assets and property and equipment	6,858	15.0	10.9	6,858	219.9	181.7
Other assets	6,864	19.9	15.7	6,864	6.0	(6.7)

Total assets/liabilities & shareholders’ equity	96,982	8.2	4.4	96,982	26.3	11.2

Customer deposits**	46,575	5.1	1.4	46,575	18.8	4.6
Marketable debt securities**	16,000	1.2	(2.4)	16,000	33.4	17.5
Subordinated debt**	772	2.2	(1.4)	772	(37.0)	(44.5)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	17,254	25.8	21.4	17,254	44.2	26.9
Other liabilities	5,910	19.4	15.2	5,910	32.4	16.5
Shareholders’ equity***	10,472	3.7	0.1	10,472	32.2	16.4
Other managed and marketed customer funds	7,552	10.2	6.3	7,552	40.1	23.3
Mutual and pension funds	1,640	14.6	10.6	1,640	103.3	78.9
Managed portfolios	5,912	9.0	5.2	5,912	28.9	13.5
Managed and marketed customer funds	70,897	4.7	1.0	70,897	22.6	8.0

RATIOS (%) AND OPERATING MEANS
ROE	9.51	1.94 p.		7.96	(1.09 p. )
Efficiency ratio (with amortisations)	37.2	1.8 p.		36.0	(2.8 p. )
NPL ratio	2.54	(0.14 p. )		2.54	(0.55 p. )
NPL coverage	192.8	8.7 p.		192.8	44.7 p.
Number of employees	15,919	0.8		15,919	3.8
Number of branches	811	(0.1)		811	(1.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

28	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2014

■ CORPORATE ACTIVITIES (EUR Million)

	4Q’14	3Q’14%		2014	2013	%
INCOME STATEMENT
Net interest income	(453)	(461)	(1.8)	(1,937)	(2,223)	(12.9)
Net fees	(18)	(5)	266.2	(37)	(50)	(26.2)
Gains (losses) on financial transactions	449	456	(1.5)	1,456	1,186	22.8
Other operating income	14	20	(28.3)	60	139	(56.9)
Dividends	5	11	(54.7)	30	35	(13.8)
Income from equity-accounted method	(3)	(10)	(68.2)	(28)	(10)	170.1
Other operating income/expenses	13	19	(34.3)	58	114	(49.3)
Gross income	(7)	10	—	(458)	(948)	(51.7)
Operating expenses	(181)	(194)	(6.5)	(763)	(696)	9.7
General administrative expenses	(169)	(163)	3.8	(653)	(555)	17.7
Personnel	(75)	(39)	92.4	(243)	(221)	9.8
Other general administrative expenses	(94)	(124)	(24.1)	(410)	(333)	23.0
Depreciation and amortisation	(12)	(30)	(61.8)	(111)	(141)	(21.8)
Net operating income	(188)	(183)	2.7	(1,221)	(1,644)	(25.7)
Net loan-loss provisions	2	0	—	2	(201)	—
Other income	(342)	(90)	282.0	(571)	(436)	30.8
Ordinary profit before taxes	(529)	(273)	93.9	(1,790)	(2,282)	(21.5)
Tax on profit	(143)	11	—	6	218	(97.4)
Ordinary profit from continuing operations	(671)	(262)	156.7	(1,785)	(2,064)	(13.5)
Net profit from discontinued operations	—	—	—	—	(0)	(100.0)
Ordinary consolidated profit	(671)	(262)	156.7	(1,785)	(2,064)	(13.5)
Minority interests	9	(2)	—	4	7	(43.1)
Ordinary attributable profit to the Group	(681)	(259)	162.7	(1,789)	(2,071)	(13.6)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	(681)	(259)	162.7	(1,789)	(2,071)	(13.6)

BALANCE SHEET
Trading portfolio (w/o loans)	2,916	3,934	(25.9)	2,916	2,743	6.3
Available-for-sale financial assets	7,285	6,375	14.3	7,285	10,676	(31.8)
Investments	643	593	8.5	643	477	35.0
Goodwill	27,548	27,364	0.7	27,548	24,254	13.6
Liquidity lent to the Group	42,130	26,437	59.4	42,130	17,712	137.9
Capital assigned to Group areas	72,189	71,157	1.4	72,189	65,088	10.9
Other assets	56,127	52,132	7.7	56,127	61,880	(9.3)

Total assets/liabilities & shareholders’ equity	208,837	187,992	11.1	208,837	182,829	14.2

Customer deposits*	5,279	1,665	217.1	5,279	2,851	85.2
Marketable debt securities*	59,954	56,539	6.0	59,954	64,470	(7.0)
Subordinated debt*	4,107	3,481	18.0	4,107	3,871	6.1
Other liabilities	53,179	42,549	25.0	53,179	30,926	72.0
Group capital and reserves**	86,318	83,758	3.1	86,318	80,711	6.9
Other managed and marketed customer funds	—	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	69,340	61,685	12.4	69,340	71,192	(2.6)

OPERATING MEANS
Number of employees	2,633	2,603	1.2	2,633	2,432	8.3

(*)	Including all on-balance sheet balances for this item
(**)	Not including profit of the year

JANUARY - DECEMBER	29

FINANCIAL REPORT 2014 INFORMATION BY SECONDARY SEGMENTS

■ RETAIL BANKING (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	7,373	2.5	2.8	28,493	2.7	7.0
Net fees	2,010	3.3	4.3	7,700	(1.5)	3.4
Gains (losses) on financial transactions	219	4.8	2.7	615	(44.7)	(41.8)
Other operating income*	(19)	(62.8)	(59.0)	(177)	(46.4)	(44.2)
Gross income	9,583	3.1	3.5	36,631	0.8	5.2
Operating expenses	(4,363)	3.7	4.2	(16,659)	(1.7)	2.2
Net operating income	5,220	2.5	2.9	19,972	3.0	7.9
Net loan-loss provisions	(2,295)	(11.1)	(10.9)	(9,736)	(10.5)	(5.9)
Other income	(326)	(19.4)	(17.6)	(1,335)	26.4	32.4
Profit before taxes	2,599	23.5	23.7	8,901	19.2	24.5
Tax on profit	(561)	18.0	18.4	(2,070)	23.4	29.6
Profit from continuing operations	2,038	25.1	25.2	6,831	18.1	23.0
Net profit from discontinued operations	(19)	196.7	196.6	(26)	73.2	70.2
Consolidated profit	2,018	24.4	24.5	6,805	17.9	22.8
Minority interests	235	2.7	2.7	935	(1.8)	4.2
Attributable profit to the Group	1,784	28.0	28.1	5,870	21.8	26.4

BUSINESS VOLUMES
Customer loans	629,874	1.3	1.6	629,874	7.9	4.0
Customer deposits	522,388	0.5	0.8	522,388	2.8	(0.6)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

■ GLOBAL WHOLESALE BANKING (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	679	9.7	10.9	2,533	7.3	13.5
Net fees	361	5.6	6.6	1,414	9.4	13.2
Gains (losses) on financial transactions	(54)	—	—	747	(35.3)	(32.8)
Other operating income*	93	115.2	115.7	302	8.4	8.2
Gross income	1,079	(16.0)	(15.3)	4,997	(1.8)	2.5
Operating expenses	(467)	(0.2)	(0.0)	(1,820)	3.2	6.5
Net operating income	612	(25.0)	(24.1)	3,177	(4.4)	0.4
Net loan-loss provisions	(108)	(17.2)	(17.3)	(546)	(42.7)	(41.4)
Other income	(66)	—	—	(107)	51.6	47.7
Profit before taxes	438	(35.8)	(34.9)	2,524	9.7	16.9
Tax on profit	(113)	(41.4)	(40.5)	(689)	8.2	16.6
Profit from continuing operations	325	(33.7)	(32.7)	1,835	10.3	17.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	325	(33.7)	(32.7)	1,835	10.3	17.0
Minority interests	39	(39.4)	(37.5)	220	12.1	22.5
Attributable profit to the Group	286	(32.8)	(32.0)	1,614	10.0	16.3

BUSINESS VOLUMES
Customer loans	86,589	5.7	6.7	86,589	1.4	(0.2)
Customer deposits	84,496	(5.3)	(4.4)	84,496	37.6	36.5

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

30	JANUARY - DECEMBER

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2014

■ PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE (EUR Million)

		o/ 3Q’14			o/ 2013
	4Q’14%		% w/o FX	2014	%	% w/o FX
INCOME STATEMENT
Net interest income	116	(2.4)	(2.8)	462	(7.3)	(5.6)
Net fees	169	9.5	8.0	610	11.5	13.4
Gains (losses) on financial transactions	6	(5.6)	(9.6)	32	(25.8)	(24.7)
Other operating income*	123	24.2	25.8	402	17.2	23.6
Gross income	414	9.4	9.0	1,506	5.2	8.0
Operating expenses	(147)	0.4	(0.7)	(579)	0.8	2.1
Net operating income	266	15.1	15.1	927	8.2	11.9
Net loan-loss provisions	(5)	—	—	(0)	(99.2)	(99.2)
Other income	(2)	(28.1)	(26.0)	(7)	(62.0)	(61.4)
Profit before taxes	260	4.9	4.8	919	16.8	21.1
Tax on profit	(54)	1.2	0.3	(193)	12.8	14.8
Profit from continuing operations	206	6.0	6.1	726	17.9	23.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	206	6.0	6.1	726	17.9	23.0
Minority interests	8	47.7	49.8	23	4.6	14.2
Attributable profit to the Group	198	4.8	4.8	703	18.4	23.3

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

JANUARY - DECEMBER	31

Item 3

Key consolidated data

			Variation
	2014	2013	Amount	%	2012
Balance sheet (EUR million)
Total assets	1,266,296	1,134,128	132,168	11.7	1,282,880
Net customer loans	734,711	684,690	50,021	7.3	731,572
Customer deposits	647,628	607,836	39,791	6.5	626,639
Managed and marketed customer funds	1,023,437	946,210	77,227	8.2	990,096
Stockholders’ equity	80,806	70,327	10,479	14.9	71,797
Total managed and marketed funds	1,428,083	1,270,042	158,041	12.4	1,412,617

Income statement * (EUR million)
Net interest income	29,548	28,419	1,129	4.0	31,914
Gross income	42,612	41,920	693	1.7	44,989
Pre-provision profit (net operating income)	22,574	21,762	813	3.7	24,753
Profit before taxes	9,720	7,362	2,357	32.0	8,942
Attributable profit to the Group	5,816	4,175	1,641	39.3	2,283
(*).- Variations w/o exchange rate

Net interest income: +8.8%; Gross income: +6.2%; Pre-provision profit: +9.1%; Attributable profit: +49.3%

EPS, profitability and efficiency (%)
EPS (euro)	0.479	0.385	0.094	24.4	0.234
RoE (1)	7.0	5.8			3.1
RoTE (1)	11.0	9.6			5.2
RoA	0.6	0.4			0.3
RoRWA	1.3
Efficiency ratio (with amortisations)	47.0	48.1			45.0

Solvency and NPL ratios (%)
CET1 fully-loaded (2)	9.7
CET1 phase-in (2)	12.2
NPL ratio	5.2	5.6			4.6
Coverage ratio	67.2	64.9			75.4

Market capitalisation and shares
Shares (millions at period-end)	12,584	11,333	1,251	11.0	10,321
Share price (euros)	6.996	6.506	0.490	7.5	6.100
Market capitalisation (EUR million)	88,041	73,735	14,305	19.4	62,959
Book value (euro)	6.42	6.21			6.99
Price / Book value (X)	1.09	1.05			0.87
P/E ratio (X)	14.59	16.89			26.10

Other data
Number of shareholders	3,240,395	3,299,026	(58,631)	(1.8)	3,296,270
Number of employees	185,405	186,540	(1,135)	(0.6)	189,460
Number of branches	12,951	13,781	(830)	(6.0)	14,238

(1).-	RoE: Group attributable profit / (Average of capital + reserves + retained profit + valuation adjustments). In 2014 pro-forma taking into account the January 2015 capital increase
(1).-	RoTE: Group attributable profit / (Average of capital + reserves + retained profit + valuation adjustments - goodwill - other intangible assets). In 2014, pro-forma taking into account the January 2015 capital increase
(2).-	In 2014, pro-forma taking into account the January 2015 capital increase

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 16 2015, following a favourable report from the Audit Committee on January, 14 2015. The Audit Committee verified that the information for 2014 was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

EUR million

			Variation
	2014	2013	Amount	%	2012

Net interest income	29,548	28,419	1,129	4.0	31,914
Net fees	9,696	9,622	74	0.8	10,125
Gains (losses) on financial transactions	2,850	3,496	(646)	(18.5)	2,691
Other operating income	519	383	136	35.5	259
Dividends	435	378	57	15.0	423
Income from equity-accounted method	243	283	(39)	(14.0)	185
Other operating income/expenses	(159)	(278)	119	(42.7)	(349)
Gross income	42,612	41,920	693	1.7	44,989
Operating expenses	(20,038)	(20,158)	120	(0.6)	(20,236)
General administrative expenses	(17,781)	(17,758)	(23)	0.1	(18,044)
Personnel	(10,213)	(10,276)	63	(0.6)	(10,474)
Other general administrative expenses	(7,568)	(7,482)	(86)	1.1	(7,570)
Depreciation and amortisation	(2,257)	(2,400)	143	(6.0)	(2,193)
Net operating income	22,574	21,762	813	3.7	24,753
Net loan-loss provisions	(10,562)	(12,340)	1,778	(14.4)	(13,521)
Impairment losses on other assets	(375)	(524)	149	(28.4)	(853)
Other income	(1,917)	(1,535)	(382)	24.9	(1,437)
Ordinary profit before taxes	9,720	7,362	2,357	32.0	8,942
Tax on profit	(2,696)	(1,995)	(701)	35.1	(2,617)
Ordinary profit from continuing operations	7,024	5,367	1,657	30.9	6,325
Net profit from discontinued operations	(26)	(15)	(11)	73.2	70
Ordinary consolidated profit	6,998	5,352	1,646	30.8	6,395
Minority interests	1,182	1,177	5	0.4	1,066
Ordinary attributable profit to the Group	5,816	4,175	1,641	39.3	5,329
Net capital gains and provisions	—	—	—	—	(3,047)
Attributable profit to the Group	5,816	4,175	1,641	39.3	2,283

EPS (euros)	0.479	0.385	0.094	24.4	0.234
Diluted EPS (euros)	0.478	0.383	0.095	24.7	0.232

Pro memoria:
Average total assets	1,203,260	1,230,166	(26,906)	(2.2)	1,287,619
Average stockholders’ equity*	82,545	71,509	11,036	15.4	72,689

(*).-	Stockholders’ equity: Shareholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase

Quarterly income statement

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14

Net interest income	7,206	7,339	6,944	6,930	6,992	7,370	7,471	7,714
Net fees	2,484	2,494	2,300	2,345	2,331	2,403	2,439	2,524
Gains (losses) on financial transactions	967	880	995	653	767	511	952	620
Other operating income	66	134	94	89	34	204	99	182
Dividends	59	145	72	102	31	220	72	112
Income from equity-accounted method	66	58	80	79	65	42	72	64
Other operating income/expenses	(59)	(69)	(58)	(92)	(63)	(58)	(45)	6
Gross income	10,722	10,847	10,333	10,017	10,124	10,488	10,961	11,040
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)	(5,070)	(5,216)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)	(4,360)	(4,509)	(4,656)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)	(2,515)	(2,572)	(2,670)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)	(1,844)	(1,937)	(1,985)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)	(546)	(560)	(560)
Net operating income	5,655	5,760	5,390	4,957	5,277	5,582	5,891	5,824
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)	(2,777)	(2,452)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)	(71)	(67)	(151)
Other income	(262)	(422)	(368)	(483)	(347)	(438)	(491)	(642)
Ordinary profit before taxes	2,141	1,812	1,856	1,554	2,149	2,435	2,556	2,580
Tax on profit	(577)	(453)	(518)	(447)	(569)	(664)	(649)	(814)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,107	1,579	1,771	1,908	1,766
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)	(19)
Ordinary consolidated profit	1,564	1,345	1,337	1,106	1,579	1,771	1,901	1,746
Minority interests	359	294	282	242	277	318	296	291
Ordinary attributable profit to the Group	1,205	1,050	1,055	864	1,303	1,453	1,605	1,455
Net capital gains and provisions	—	—	—	—	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	864	1,303	1,453	1,605	1,455

EPS (euros)	0.116	0.098	0.096	0.076	0.113	0.122	0.131	0.112
Diluted EPS (euros)	0.115	0.098	0.095	0.076	0.113	0.122	0.131	0.112

Income statement

Constant EUR million

			Variation
	2014	2013	Amount	%	2012

Net interest income	29,548	27,164	2,384	8.8	28,514
Net fees	9,696	9,200	496	5.4	9,174
Gains (losses) on financial transactions	2,850	3,398	(548)	(16.1)	2,481
Other operating income	519	379	140	37.1	293
Dividends	435	373	62	16.7	411
Income from equity-accounted method	243	258	(15)	(5.7)	143
Other operating income/expenses	(159)	(252)	93	(36.8)	(261)
Gross income	42,612	40,140	2,472	6.2	40,462
Operating expenses	(20,038)	(19,450)	(588)	3.0	(18,523)
General administrative expenses	(17,781)	(17,117)	(664)	3.9	(16,495)
Personnel	(10,213)	(9,930)	(283)	2.8	(9,605)
Other general administrative expenses	(7,568)	(7,187)	(381)	5.3	(6,890)
Depreciation and amortisation	(2,257)	(2,333)	76	(3.3)	(2,029)
Net operating income	22,574	20,690	1,884	9.1	21,938
Net loan-loss provisions	(10,562)	(11,798)	1,236	(10.5)	(12,095)
Impairment losses on other assets	(375)	(518)	143	(27.6)	(849)
Other income	(1,917)	(1,495)	(422)	28.3	(1,262)
Ordinary profit before taxes	9,720	6,880	2,840	41.3	7,733
Tax on profit	(2,696)	(1,866)	(830)	44.5	(2,315)
Ordinary profit from continuing operations	7,024	5,013	2,010	40.1	5,417
Net profit from discontinued operations	(26)	(15)	(11)	70.2	67
Ordinary consolidated profit	6,998	4,998	2,000	40.0	5,485
Minority interests	1,182	1,104	78	7.1	903
Ordinary attributable profit to the Group	5,816	3,894	1,922	49.3	4,582
Net capital gains and provisions	—	—	—	—	(3,046)
Attributable profit to the Group	5,816	3,894	1,922	49.3	1,535

Quarterly income statement

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14

Net interest income	6,625	6,807	6,824	6,909	7,149	7,386	7,370	7,643
Net fees	2,304	2,323	2,253	2,320	2,370	2,404	2,409	2,512
Gains (losses) on financial transactions	920	859	968	650	770	513	951	615
Other operating income	64	133	92	90	35	205	99	180
Dividends	58	142	71	102	32	220	71	112
Income from equity-accounted method	57	49	76	76	67	42	70	64
Other operating income/expenses	(51)	(58)	(55)	(88)	(64)	(57)	(43)	5
Gross income	9,913	10,122	10,136	9,969	10,324	10,509	10,829	10,951
Operating expenses	(4,765)	(4,801)	(4,859)	(5,025)	(4,930)	(4,916)	(5,014)	(5,178)
General administrative expenses	(4,225)	(4,228)	(4,303)	(4,361)	(4,329)	(4,369)	(4,461)	(4,623)
Personnel	(2,481)	(2,464)	(2,439)	(2,546)	(2,496)	(2,522)	(2,545)	(2,649)
Other general administrative expenses	(1,745)	(1,763)	(1,864)	(1,815)	(1,832)	(1,847)	(1,916)	(1,973)
Depreciation and amortisation	(540)	(573)	(556)	(664)	(601)	(547)	(554)	(556)
Net operating income	5,148	5,321	5,277	4,944	5,394	5,593	5,814	5,773
Net loan-loss provisions	(2,875)	(3,162)	(2,982)	(2,778)	(2,755)	(2,641)	(2,741)	(2,427)
Impairment losses on other assets	(109)	(125)	(142)	(142)	(87)	(71)	(67)	(151)
Other income	(251)	(407)	(357)	(479)	(353)	(436)	(485)	(644)
Ordinary profit before taxes	1,913	1,627	1,795	1,545	2,200	2,446	2,522	2,552
Tax on profit	(522)	(407)	(497)	(441)	(583)	(666)	(639)	(808)
Ordinary profit from continuing operations	1,391	1,220	1,298	1,104	1,617	1,779	1,883	1,744
Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)	(7)	(19)
Ordinary consolidated profit	1,391	1,205	1,298	1,104	1,617	1,779	1,876	1,725
Minority interests	323	267	273	240	283	319	292	288
Ordinary attributable profit to the Group	1,068	938	1,024	863	1,334	1,461	1,585	1,437
Net capital gains and provisions	—	—	—	—	—	—	—	—
Attributable profit to the Group	1,068	938	1,024	863	1,334	1,461	1,585	1,437

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2014	2013	31.12.14	31.12.13

US$	1.326	1.327	1.214	1.379
Pound sterling	0.806	0.849	0.779	0.834
Brazilian real	3.118	2.852	3.221	3.258
Mexican peso	17.647	16.931	17.868	18.073
Chilean peso	756.718	656.524	737.323	724.579
Argentine peso	10.747	7.220	10.277	8.990
Polish zloty	4.185	4.196	4.273	4.154

Net fees

EUR million

			Variation
	2014	2013	Amount	%	2012

Fees from services	5,827	5,851	(24)	(0.4)	6,217
Mutual & pension funds	913	831	81	9.8	903
Securities and custody	763	655	108	16.4	678
Insurance	2,193	2,284	(91)	(4.0)	2,326
Net fee income	9,696	9,622	74	0.8	10,125

Operating expenses

EUR million

			Variation
	2014	2013	Amount	%	2012

Personnel expenses	10,213	10,276	(63)	(0.6)	10,474
General expenses	7,568	7,482	86	1.1	7,570
Information technology	936	985	(49)	(4.9)	877
Communications	489	540	(51)	(9.5)	660
Advertising	654	637	17	2.7	669
Buildings and premises	1,775	1,815	(40)	(2.2)	1,750
Printed and office material	155	169	(13)	(7.8)	167
Taxes (other than profit tax)	460	458	2	0.5	422
Other expenses	3,098	2,879	219	7.6	3,025
Personnel and general expenses	17,781	17,758	23	0.1	18,044
Depreciation and amortisation	2,257	2,400	(143)	(6.0)	2,193
Total operating expenses	20,038	20,158	(120)	(0.6)	20,236

Net loan-loss provisions

EUR million

			Variation
	2014	2013	Amount	%	2012

Non performing loans	11,922	13,405	(1,483)	(11.1)	15,497
Country-risk	(24)	2	(26)	—	(2)
Recovery of written-off assets	(1,336)	(1,068)	(268)	25.1	(1,974)
Total	10,562	12,340	(1,778)	(14.4)	13,521

Balance sheet

EUR million

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12
Assets
Cash on hand and deposits at central banks	69,428	77,103	(7,675)	(10.0)	118,488
Trading portfolio	148,888	115,309	33,579	29.1	177,917
Debt securities	54,374	40,841	13,533	33.1	43,101
Customer loans	2,921	5,079	(2,158)	(42.5)	9,162
Equities	12,920	4,967	7,953	160.1	5,492
Trading derivatives	76,858	58,920	17,938	30.4	110,319
Deposits from credit institutions	1,815	5,503	(3,688)	(67.0)	9,843
Other financial assets at fair value	42,673	31,441	11,232	35.7	28,356
Customer loans	8,971	13,255	(4,285)	(32.3)	13,936
Other (deposits at credit institutions, debt securities and	33,702	18,185	15,517	85.3	14,420
Available-for-sale financial assets	115,251	83,799	31,452	37.5	92,339
Debt securities	110,249	79,844	30,406	38.1	87,797
Equities	5,001	3,955	1,046	26.4	4,542
Loans	781,635	731,420	50,216	6.9	770,349
Deposits at credit institutions	51,306	57,178	(5,872)	(10.3)	54,817
Customer loans	722,819	666,356	56,463	8.5	708,473
Debt securities	7,510	7,886	(376)	(4.8)	7,059
Investments	3,471	3,377	93	2.8	2,427
Intangible assets and property and equipment	26,109	18,137	7,972	44.0	17,346
Goodwill	27,548	24,263	3,284	13.5	25,652
Other	51,293	49,279	2,014	4.1	50,005
Total assets	1,266,296	1,134,128	132,168	11.7	1,282,880

Liabilities and shareholders’ equity
Trading portfolio	109,792	94,695	15,097	15.9	143,244
Customer deposits	5,544	8,500	(2,956)	(34.8)	8,897
Marketable debt securities	—	1	(1)	(100.0)	1
Trading derivatives	79,048	58,910	20,138	34.2	109,746
Other	25,200	27,285	(2,085)	(7.6)	24,600
Other financial liabilities at fair value	62,318	42,311	20,007	47.3	45,418
Customer deposits	33,127	26,484	6,644	25.1	28,638
Marketable debt securities	3,830	4,086	(255)	(6.3)	4,904
Due to central banks and credit institutions	25,360	11,741	13,619	116.0	11,876
Financial liabilities at amortized cost	961,053	880,115	80,937	9.2	971,659
Due to central banks and credit institutions	122,437	92,390	30,047	32.5	134,467
Customer deposits	608,956	572,853	36,103	6.3	589,104
Marketable debt securities	193,059	182,234	10,825	5.9	210,577
Subordinated debt	17,132	16,139	993	6.2	18,238
Other financial liabilities	19,468	16,499	2,969	18.0	19,273
Insurance liabilities	713	1,430	(717)	(50.2)	1,425
Provisions	15,376	14,599	776	5.3	16,019
Other liability accounts	27,331	20,680	6,651	32.2	23,369
Total liabilities	1,176,581	1,053,830	122,752	11.6	1,201,133
Shareholders’ equity	91,664	84,479	7,185	8.5	81,268
Capital stock	6,292	5,667	625	11.0	5,161
Reserves	80,026	75,044	4,982	6.6	74,475
Attributable profit to the Group	5,816	4,175	1,641	39.3	2,283
Less: dividends	(471)	(406)	(64)	15.8	(650)
Equity adjustments by valuation	(10,858)	(14,153)	3,295	(23.3)	(9,471)
Minority interests	8,909	9,972	(1,063)	(10.7)	9,950
Total equity	89,714	80,298	9,416	11.7	81,747
Total liabilities and equity	1,266,296	1,134,128	132,168	11.7	1,282,880

Balance sheet

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Assets
Cash on hand and deposits at central banks	79,202	81,673	88,099	77,103	82,402	83,877	76,478	69,428
Trading portfolio	184,803	169,729	153,312	115,309	128,631	130,773	142,840	148,888
Debt securities	49,703	51,275	43,179	40,841	48,765	54,115	58,325	54,374
Customer loans	13,089	13,776	9,998	5,079	5,902	1,637	524	2,921
Equities	5,294	5,090	6,080	4,967	8,200	9,400	9,770	12,920
Trading derivatives	105,391	91,437	79,689	58,920	60,252	64,335	71,533	76,858
Deposits from credit institutions	11,326	8,151	14,367	5,503	5,511	1,287	2,688	1,815
Other financial assets at fair value	44,972	40,118	38,660	31,441	38,992	30,421	35,925	42,673
Customer loans	13,821	14,389	11,878	13,255	11,054	11,031	10,266	8,971
Other (deposits at credit institutions, debt securities and	31,151	25,728	26,782	18,185	27,939	19,390	25,659	33,702
Available-for-sale financial assets	107,184	105,661	93,346	83,799	90,889	90,636	99,226	115,251
Debt securities	102,570	100,855	88,929	79,844	86,849	85,773	94,333	110,249
Equities	4,614	4,805	4,417	3,955	4,039	4,864	4,893	5,001
Loans	780,819	746,773	743,030	731,420	731,597	755,264	784,406	781,635
Deposits at credit institutions	63,258	52,132	54,167	57,178	46,357	53,232	65,372	51,306
Customer loans	710,044	686,858	680,952	666,356	677,639	694,231	711,198	722,819
Debt securities	7,517	7,784	7,911	7,886	7,600	7,801	7,836	7,510
Investments	2,524	2,917	2,879	3,377	3,502	3,604	3,619	3,471
Intangible assets and property and equipment	17,280	17,445	17,784	18,137	19,035	19,739	21,431	26,109
Goodwill	26,127	24,913	24,732	24,263	26,056	26,663	27,364	27,548
Other	52,883	50,186	48,356	49,279	47,738	47,191	49,814	51,293
Total assets	1,295,794	1,239,415	1,210,198	1,134,128	1,168,842	1,188,169	1,241,104	1,266,296

Liabilities and shareholders’ equity
Trading portfolio	154,092	139,906	128,994	94,695	105,947	96,621	107,225	109,792
Customer deposits	13,200	17,569	15,085	8,500	13,197	5,250	9,101	5,544
Marketable debt securities	1	1	1	1	1	—	197	—
Trading derivatives	105,627	89,937	79,827	58,910	59,664	64,255	71,858	79,048
Other	35,264	32,399	34,081	27,285	33,084	27,116	26,068	25,200
Other financial liabilities at fair value	59,422	54,779	48,996	42,311	51,500	50,446	62,969	62,318
Customer deposits	31,473	32,427	28,633	26,484	33,683	32,103	35,247	33,127
Marketable debt securities	5,650	6,154	6,475	4,086	5,088	3,864	4,048	3,830
Deposits at credit institutions	22,298	16,198	13,889	11,741	12,730	14,479	23,674	25,360
Financial liabilities at amortized cost	956,059	925,497	913,433	880,115	889,288	914,107	939,586	961,053
Due to central banks and credit institutions	106,002	103,360	104,755	92,390	98,113	104,111	106,229	122,437
Customer deposits	608,555	594,938	589,716	572,853	573,255	580,408	601,983	608,956
Marketable debt securities	205,384	192,441	186,070	182,234	179,446	187,631	191,349	193,059
Subordinated debt	17,828	16,118	15,300	16,139	17,738	19,043	17,334	17,132
Other financial liabilities	18,290	18,640	17,592	16,499	20,735	22,914	22,692	19,468
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602	1,671	713
Provisions	16,039	15,148	14,671	14,599	15,014	15,319	14,589	15,376
Other liability accounts	23,727	21,005	20,496	20,680	23,286	24,619	27,041	27,331
Total liabilities	1,210,601	1,157,425	1,127,914	1,053,830	1,086,583	1,102,715	1,153,081	1,176,581
Shareholders’ equity	82,158	83,202	83,954	84,479	85,371	86,774	87,893	91,664
Capital stock	5,269	5,405	5,546	5,667	5,781	5,889	5,994	6,292
Reserves	75,683	75,542	75,320	75,044	78,288	78,129	77,764	80,026
Attributable profit to the Group	1,205	2,255	3,311	4,175	1,303	2,756	4,361	5,816
Less: dividends	—	—	(223)	(406)	—	—	(226)	(471)
Equity adjustments by valuation	(9,013)	(11,903)	(12,133)	(14,153)	(13,254)	(11,858)	(10,568)	(10,858)
Minority interests	12,048	10,691	10,463	9,972	10,142	10,538	10,697	8,909
Total equity	85,193	81,990	82,284	80,298	82,259	85,455	88,023	89,714
Total liabilities and equity	1,295,794	1,239,415	1,210,198	1,134,128	1,168,842	1,188,169	1,241,104	1,266,296

Customer loans

EUR million

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12

Spanish Public sector	17,465	13,374	4,091	30.6	16,884
Other residents	154,905	160,478	(5,572)	(3.5)	183,130
Commercial bills	7,293	7,301	(8)	(0.1)	8,699
Secured loans	96,426	96,420	6	0.0	103,890
Other loans	51,187	56,757	(5,570)	(9.8)	70,540
Non-resident sector	589,557	537,587	51,970	9.7	558,572
Secured loans	369,266	320,629	48,637	15.2	339,519
Other loans	220,291	216,958	3,333	1.5	219,052
Gross customer loans	761,928	711,439	50,489	7.1	758,586
Loan-loss allowances	27,217	26,749	468	1.7	27,014
Net customer loans	734,711	684,690	50,021	7.3	731,572
Pro memoria: Doubtful loans	40,424	41,088	(664)	(1.6)	36,002
Public sector	167	99	68	69.1	121
Other residents	19,951	21,763	(1,812)	(8.3)	16,025
Non-resident sector	20,306	19,226	1,080	5.6	19,856

Customer loans

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14

Spanish Public sector	17,561	17,634	17,331	13,374	15,409	16,227	16,204	17,465
Other residents	178,460	171,494	165,571	160,478	162,693	162,352	158,190	154,905
Commercial bills	8,007	7,654	6,612	7,301	6,797	6,689	6,459	7,293
Secured loans	101,863	97,997	97,619	96,420	97,648	98,962	97,753	96,426
Other loans	68,590	65,843	61,340	56,757	58,248	56,701	53,978	51,187
Non-resident sector	568,772	553,546	547,267	537,587	543,753	555,784	575,032	589,557
Secured loans	340,486	329,471	324,631	320,629	323,789	339,213	351,910	369,266
Other loans	228,287	224,075	222,636	216,958	219,964	216,571	223,122	220,291
Gross customer loans	764,793	742,675	730,169	711,439	721,856	734,363	749,426	761,928
Loan-loss allowances	27,839	27,652	27,341	26,749	27,261	27,464	27,438	27,217
Net customer loans	736,954	715,023	702,828	684,690	694,595	706,899	721,988	734,711
Pro memoria: Doubtful loans	37,780	39,681	40,876	41,088	41,101	40,948	40,440	40,424
Public sector	103	117	172	99	88	126	167	167
Other residents	16,613	19,201	20,566	21,763	21,741	21,003	20,360	19,951
Non-resident sector	21,064	20,363	20,137	19,226	19,272	19,819	19,914	20,306

Credit risk management *

EUR million

			Variation
	31.12.14	31.12.13	Amount		%	31.12.12

Non-performing loans	41,709	42,420	(711)		(1.7)	36,761
NPL ratio (%)	5.19	5.61	(0.42 p.	)		4.55
Loan-loss allowances	28,046	27,526	520		1.9	27,704
Specific	21,784	22,433	(650)		(2.9)	22,213
Generic	6,262	5,093	1,170		23.0	5,491
Coverage ratio (%)	67.2	64.9	2.3 p.			75.4
Cost of credit (%) **	1.43	1.69	(0.26 p.	)		2.38

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14

Non-performing loans	38,693	40,712	41,899	42,420	42,300	42,334	41,727	41,709
NPL ratio (%)	4.75	5.15	5.40	5.61	5.52	5.45	5.28	5.19
Loan-loss allowances	28,652	28,373	28,096	27,526	28,037	28,256	28,174	28,046
Specific	22,950	22,988	22,809	22,433	22,562	22,660	22,156	21,784
Generic	5,702	5,385	5,287	5,093	5,475	5,596	6,018	6,262
Coverage ratio (%)	74.1	69.7	67.1	64.9	66.3	66.7	67.5	67.2
Cost of credit (%) **	2.45	2.14	1.89	1.69	1.65	1.56	1.52	1.43

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14

Balance at beginning of period	36,761	38,693	40,712	41,899	42,420	42,300	42,334	41,727
Net additions	4,167	6,294	4,722	4,517	2,536	2,535	1,959	2,623
Increase in scope of consolidation	743	—	—	—	148	—	—	763
Exchange differences	300	(1,283)	(447)	(781)	96	293	463	(299)
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)	(2,793)	(3,029)	(3,105)
Balance at period-end	38,693	40,712	41,899	42,420	42,300	42,334	41,727	41,709

Managed and marketed customer funds

EUR million

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12

Resident public sector	9,349	7,745	1,604	20.7	8,487
Other residents	163,340	161,649	1,691	1.0	157,011
Demand deposits	88,312	74,969	13,343	17.8	71,526
Time deposits	67,495	80,146	(12,650)	(15.8)	75,414
Other	7,532	6,535	998	15.3	10,071
Non-resident sector	474,939	438,442	36,497	8.3	461,141
Demand deposits	273,889	230,715	43,175	18.7	228,698
Time deposits	151,113	161,300	(10,187)	(6.3)	179,503
Other	49,937	46,427	3,509	7.6	52,940
Customer deposits	647,628	607,836	39,791	6.5	626,639
Debt securities*	196,890	186,321	10,569	5.7	215,482
Subordinated debt	17,132	16,139	993	6.2	18,238
On-balance-sheet customer funds	861,649	810,296	51,354	6.3	860,359
Mutual funds	124,708	103,967	20,741	19.9	100,709
Pension funds	11,481	10,879	602	5.5	10,076
Managed portfolios	25,599	21,068	4,531	21.5	18,952
Other managed and marketed customer funds	161,788	135,914	25,873	19.0	129,737
Managed and marketed customer funds	1,023,437	946,210	77,227	8.2	990,096

(*).-	Including retail commercial paper (EUR million): 274 in December 2014, 3,553 in December 2013 and 11,536 in December 2012

Managed and marketed mutual funds

EUR million

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12

Spain	42,183	33,104	9,078	27.4	26,720
Portugal	1,276	1,050	226	21.5	1,544
Poland	3,430	3,525	(96)	(2.7)	2,460
United Kingdom	9,524	9,645	(122)	(1.3)	13,919
Latin America	66,657	55,835	10,821	19.4	54,606
USA	1,640	807	833	103.3	1,460
Total	124,708	103,967	20,741	19.9	100,709

Managed and marketed pension funds

EUR million

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12

Spain	10,570	10,030	539	5.4	9,289
Portugal	911	848	63	7.4	787
Total	11,481	10,879	602	5.5	10,076

Managed and marketed customer funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14

Resident public sector	13,198	10,734	12,893	7,745	7,856	7,357	9,689	9,349
Other residents	164,090	167,266	164,101	161,649	158,292	163,548	162,313	163,340
Demand deposits	73,015	76,274	74,878	74,969	76,468	79,661	82,530	88,312
Time deposits	82,772	83,227	83,798	80,146	76,823	77,913	75,837	67,495
Other	8,302	7,764	5,425	6,535	5,000	5,974	3,945	7,532
Non-resident sector	475,940	466,934	456,440	438,442	453,988	446,855	474,329	474,939
Demand deposits	235,522	232,969	232,721	230,715	232,123	244,068	259,141	273,889
Time deposits	179,587	168,611	165,506	161,300	163,845	155,736	156,448	151,113
Other	60,831	65,354	58,213	46,427	58,020	47,052	58,739	49,937
Customer deposits	653,228	644,934	633,433	607,836	620,135	617,761	646,331	647,628
Debt securities*	211,035	198,595	192,545	186,321	184,534	191,495	195,595	196,890
Subordinated debt	17,828	16,118	15,300	16,139	17,738	19,043	17,334	17,132
On-balance-sheet customer funds	882,091	859,647	841,278	810,296	822,408	828,299	859,259	861,649
Mutual funds	107,393	101,598	105,148	103,967	111,392	119,739	124,911	124,708
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341	11,481
Managed portfolios	20,988	20,393	20,925	21,068	21,839	23,198	24,923	25,599
Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296	154,195	161,174	161,788
Managed and marketed customer funds	1,020,653	991,774	977,778	946,210	966,704	982,494	1,020,433	1,023,437

(*).-	Including retail commercial paper (in EUR million): 10,153 in March 2013, 7,471 in June 2013, 4.820 in September 2013, 3,553 in December 2013, 2,015 in March 2014, 1.318 in June 2014, 663 in September 2014 and 274 in December 2014

Managed and marketed mutual funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14

Spain	27,361	28,497	30,989	33,104	36,164	38,973	40,712	42,183
Portugal	1,437	1,281	1,141	1,050	1,185	1,311	1,246	1,276
Poland	3,342	3,294	3,431	3,525	3,455	3,556	3,692	3,430
United Kingdom	12,638	10,687	9,572	9,645	9,490	9,740	9,849	9,524
Latin America	61,256	56,411	59,129	55,835	60,256	65,315	67,981	66,657
USA	1,360	1,429	886	807	843	844	1,431	1,640
Total	107,393	101,598	105,148	103,967	111,392	119,739	124,911	124,708

Managed and marketed pension funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14

Spain	9,401	9,366	9,650	10,030	10,202	10,394	10,491	10,570
Portugal	780	768	776	848	862	864	849	911
Total	10,181	10,135	10,427	10,879	11,064	11,258	11,341	11,481

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	31.12.14	31.12.13	Amount	%	31.12.12

Capital stock	6,292	5,667	625	11.0	5,161
Additional paid-in surplus	38,611	36,804	1,807	4.9	37,302
Reserves	41,425	38,249	3,176	8.3	37,460
Treasury stock	(10)	(9)	(1)	11.1	(287)
Attributable profit	5,816	4,175	1,641	39.3	2,283
Less: dividends	(471)	(406)	(64)	15.8	(650)
Shareholders’ equity	91,664	84,479	7,185	8.5	81,268
Valuation adjustments	(10,858)	(14,153)	3,295	(23.3)	(9,471)
Stockholders’ equity	80,806	70,327	10,479	14.9	71,797
Minority interests	8,909	9,972	(1,063)	(10.7)	9,950
Total equity	89,714	80,298	9,416	11.7	81,747
Preferred shares and securities in subordinated debt	6,978	4,053	2,925	72.2	4,740
Total equity and capital with the nature of financial liabilities	96,692	84,351	12,341	14.6	86,487

Computable capital*. December 2014

EUR million

	Phase-in	Fully loaded

CET1	71,598	56,282
Basic capital	71,598	61,010
Computable capital	77,854	68,570
Risk-weighted assets	585,243	583,366
CET1 capital ratio	12.2	9.7
T1 capital ratio	12.2	10.5
BIS ratio	13.3	11.8

(*).-	Pro-forma taking into account the January 2015 capital increase

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	2014	2013	Var (%)	2014	2013	Var (%)	2014	2013	2014	2013
Income statement (EUR million)
Continental Europe	6,485	5,969	8.6	2,078	1,115	86.4	49.4	52.1	8.11	4.35
o/w: Spain	3,515	3,220	9.2	1,121	466	140.5	49.8	53.7	9.88	3.93
Portugal	465	421	10.5	189	114	65.1	51.4	54.1	8.10	5.78
Poland	795	725	9.6	358	334	7.2	42.2	45.0	16.16	15.85
Santander Consumer Finance	1,857	1,720	8.0	891	794	12.3	43.9	44.7	10.89	9.95
United Kingdom	2,651	2,276	16.5	1,576	1,149	37.1	52.2	53.4	11.21	8.87
Latin America	11,049	12,186	(9.3)	3,150	3,181	(1.0)	42.0	41.0	14.04	13.76
o/w: Brazil	7,092	8,194	(13.5)	1,558	1,577	(1.3)	40.9	39.4	13.28	12.64
Mexico	1,812	1,796	0.9	660	713	(7.4)	41.0	40.5	14.25	15.15
Chile	1,343	1,322	1.5	509	435	17.0	38.9	41.2	19.89	17.19
USA	3,611	2,975	21.4	800	801	(0.1)	36.0	38.8	7.96	9.04
Operating areas	23,795	23,406	1.7	7,605	6,246	21.8	44.8	45.4	8.11	4.35
Corporate Activities	(1,221)	(1,644)	(25.7)	(1,789)	(2,071)	(13.6)
Total Group	22,574	21,762	3.7	5,816	4,175	39.3	47.0	48.1	7.05	5.84

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	31.12.14	31.12.13	Var (%)	31.12.14	31.12.13	Var (%)	31.12.14	31.12.13	31.12.14	31.12.13
Activity (EUR million)
Continental Europe	266,827	266,355	0.2	255,719	256,138	(0.2)	8.93	9.13	57.2	57.3
o/w: Spain	157,047	159,753	(1.7)	178,446	181,117	(1.5)	7.38	7.49	45.5	44.0
Portugal	23,180	24,482	(5.3)	24,016	24,191	(0.7)	8.89	8.12	51.8	50.0
Poland	16,976	16,214	4.7	20,144	18,503	8.9	7.42	7.84	60.3	61.8
Santander Consumer Finance	60,448	56,024	7.9	30,847	30,878	(0.1)	4.82	4.01	100.1	105.3
United Kingdom	251,191	231,046	8.7	202,328	187,467	7.9	1.79	1.98	41.9	41.6
Latin America	144,714	128,684	12.5	137,726	122,176	12.7	4.65	5.00	84.7	85.4
o/w: Brazil	74,373	66,446	11.9	68,539	61,490	11.5	5.05	5.64	95.4	95.1
Mexico	25,873	22,269	16.2	28,627	24,663	16.1	3.84	3.66	86.1	97.5
Chile	30,550	28,783	6.1	23,352	20,988	11.3	5.97	5.91	52.4	51.1
USA	67,175	57,374	17.1	46,575	39,206	18.8	2.54	3.09	192.8	148.1
Operating areas	729,908	683,460	6.8	642,348	604,985	6.2	5.19	5.61	66.6	64.6
Total Group	734,711	684,690	7.3	647,628	607,836	6.5	5.19	5.61	67.2	64.9

	Employees		Branches
	31.12.14	31.12.13	31.12.14	31.12.13
Operating means
Continental Europe	56,245	58,033	5,482	6,160
o/w: Spain	24,979	27,237	3,511	4,067
Portugal	5,410	5,608	594	640
Poland	11,971	12,363	788	830
Santander Consumer Finance	13,046	11,695	579	613
United Kingdom	25,599	25,421	929	1,011
Latin America	85,009	85,320	5,729	5,789
o/w: Brazil	46,464	49,371	3,411	3,566
Mexico	16,933	14,745	1,347	1,258
Chile	12,081	12,200	475	493
USA	15,919	15,334	811	821
Operating areas	182,772	184,108	12,951	13,781
Corporate Activities	2,633	2,432
Total Group	185,405	186,540	12,951	13,781

Operating areas

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	31,485	30,642	842	2.7
Net fees	9,733	9,672	61	0.6
Gains (losses) on financial transactions	1,394	2,309	(916)	(39.6)
Other operating income *	459	244	215	88.0
Gross income	43,070	42,868	202	0.5
Operating expenses	(19,275)	(19,462)	187	(1.0)
General administrative expenses	(17,128)	(17,203)	75	(0.4)
Personnel	(9,970)	(10,054)	84	(0.8)
Other general administrative expenses	(7,158)	(7,149)	(9)	0.1
Depreciation and amortisation	(2,147)	(2,259)	112	(5.0)
Net operating income	23,795	23,406	390	1.7
Net loan-loss provisions	(10,564)	(12,139)	1,575	(13.0)
Other income	(1,721)	(1,623)	(99)	6.1
Profit before taxes	11,510	9,644	1,866	19.4
Tax on profit	(2,702)	(2,213)	(489)	22.1
Profit from continuing operations	8,809	7,431	1,378	18.5
Net profit from discontinued operations	(26)	(15)	(11)	73.2
Consolidated profit	8,782	7,416	1,366	18.4
Minority interests	1,178	1,170	8	0.7
Attributable profit to the Group	7,605	6,246	1,359	21.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	729,908	683,460	46,448	6.8
Trading portfolio (w/o loans)	142,031	102,395	39,636	38.7
Available-for-sale financial assets	107,966	73,123	34,843	47.6
Due from credit institutions **	106,208	85,405	20,803	24.4
Intangible assets and property and equipment	19,363	14,685	4,678	31.9
Other assets	107,587	124,959	(17,372)	(13.9)
Total assets/liabilities & shareholders’ equity	1,213,062	1,084,025	129,037	11.9
Customer deposits **	642,348	604,985	37,363	6.2
Marketable debt securities **	136,936	121,850	15,086	12.4
Subordinated debt **	13,025	12,268	757	6.2
Insurance liabilities	713	1,430	(717)	(50.2)
Due to credit institutions **	156,105	122,777	33,328	27.1
Other liabilities	191,746	155,627	36,119	23.2
Shareholders’ equity ***	72,189	65,088	7,100	10.9
Other managed and marketed customer funds	161,788	135,914	25,873	19.0
Mutual funds	124,708	103,967	20,741	19.9
Pension funds	11,481	10,879	602	5.5
Managed portfolios	25,599	21,068	4,531	21.5
Managed and marketed customer funds	954,097	875,018	79,079	9.0

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Ratios (%) and other data
ROE	8.11	4.35	3.76 p.
Efficiency ratio (with amortisations)	44.8	45.4	(0.6 p.)
NPL ratio	5.19	5.61	(0.42 p.)
NPL coverage	66.6	64.6	2.0 p.
Number of employees	182,772	184,108	(1,336)	(0.7)
Number of branches	12,951	13,781	(830)	(6.0)

Operating areas

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	7,781	7,846	7,467	7,547	7,526	7,859	7,933	8,167
Net fees	2,496	2,512	2,318	2,346	2,339	2,409	2,444	2,542
Gains (losses) on financial transactions	736	521	663	388	465	263	495	171
Other operating income *	31	106	47	61	18	194	79	167
Gross income	11,044	10,985	10,496	10,343	10,348	10,724	10,950	11,048
Operating expenses	(4,891)	(4,912)	(4,767)	(4,893)	(4,655)	(4,709)	(4,876)	(5,035)
General administrative expenses	(4,341)	(4,357)	(4,223)	(4,282)	(4,092)	(4,204)	(4,346)	(4,486)
Personnel	(2,564)	(2,543)	(2,441)	(2,506)	(2,388)	(2,453)	(2,533)	(2,595)
Other general administrative expenses	(1,777)	(1,813)	(1,782)	(1,776)	(1,704)	(1,750)	(1,813)	(1,891)
Depreciation and amortisation	(549)	(555)	(544)	(610)	(563)	(505)	(530)	(549)
Net operating income	6,153	6,073	5,729	5,450	5,693	6,016	6,074	6,013
Net loan-loss provisions	(3,112)	(3,211)	(3,039)	(2,777)	(2,696)	(2,637)	(2,777)	(2,454)
Other income	(306)	(460)	(386)	(471)	(361)	(441)	(469)	(450)
Profit before taxes	2,735	2,403	2,304	2,202	2,635	2,937	2,829	3,109
Tax on profit	(628)	(524)	(535)	(526)	(648)	(722)	(660)	(672)
Profit from continuing operations	2,107	1,879	1,769	1,676	1,987	2,215	2,169	2,437
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)	(19)
Consolidated profit	2,107	1,865	1,769	1,675	1,987	2,215	2,163	2,418
Minority interests	359	296	284	231	279	318	299	282
Attributable profit to the Group	1,748	1,570	1,485	1,444	1,708	1,897	1,864	2,136

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	733,717	711,374	698,995	683,460	687,983	702,640	717,605	729,908
Trading portfolio (w/o loans)	154,901	143,239	124,380	102,395	114,653	125,128	136,469	142,031
Available-for-sale financial assets	89,663	83,168	74,690	73,123	83,996	83,773	92,851	107,966
Due from credit institutions **	117,584	97,012	106,193	85,405	97,654	92,561	110,627	106,208
Intangible assets and property and equipment	13,220	13,474	13,954	14,685	15,404	16,294	18,304	19,363
Other assets	116,931	123,688	128,235	124,959	123,799	118,478	114,760	107,587
Total assets/liabilities & shareholders’ equity	1,226,017	1,171,955	1,146,448	1,084,025	1,123,490	1,138,874	1,190,617	1,213,062
Customer deposits **	649,288	637,275	628,518	604,985	618,756	616,197	644,666	642,348
Marketable debt securities **	132,728	125,384	123,397	121,850	122,433	130,742	139,056	136,936
Subordinated debt **	13,358	11,706	10,707	12,268	13,565	13,780	13,853	13,025
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602	1,671	713
Due to credit institutions **	148,856	135,910	139,458	122,777	133,264	140,361	144,173	156,105
Other liabilities	206,491	190,486	175,118	155,627	163,381	165,962	176,041	191,746
Shareholders’ equity ***	74,035	70,103	67,927	65,088	70,542	70,229	71,157	72,189
Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296	154,195	161,174	161,788
Mutual funds	107,393	101,598	105,148	103,967	111,392	119,739	124,911	124,708
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341	11,481
Managed portfolios	20,988	20,393	20,925	21,068	21,839	23,198	24,923	25,599
Managed and marketed customer funds	933,934	906,492	899,121	875,018	899,050	914,914	958,748	954,097

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Other information
NPL ratio	4.70	5.13	5.39	5.61	5.54	5.46	5.29	5.19
NPL coverage	75.0	69.6	67.2	64.6	66.0	66.4	67.0	66.6
Cost of credit	2.49	2.15	1.85	1.65	1.61	1.55	1.50	1.44

Operating areas

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	31,485	29,387	2,097	7.1
Net fees	9,733	9,250	483	5.2
Gains (losses) on financial transactions	1,394	2,212	(818)	(37.0)
Other operating income *	459	240	219	91.4
Gross income	43,070	41,088	1,982	4.8
Operating expenses	(19,275)	(18,754)	(521)	2.8
General administrative expenses	(17,128)	(16,562)	(566)	3.4
Personnel	(9,970)	(9,709)	(261)	2.7
Other general administrative expenses	(7,158)	(6,854)	(304)	4.4
Depreciation and amortisation	(2,147)	(2,192)	45	(2.1)
Net operating income	23,795	22,334	1,461	6.5
Net loan-loss provisions	(10,564)	(11,597)	1,033	(8.9)
Other income	(1,721)	(1,576)	(145)	9.2
Profit before taxes	11,510	9,161	2,349	25.6
Tax on profit	(2,702)	(2,084)	(618)	29.7
Profit from continuing operations	8,809	7,078	1,731	24.5
Net profit from discontinued operations	(26)	(15)	(11)	70.2
Consolidated profit	8,782	7,062	1,720	24.4
Minority interests	1,178	1,097	81	7.4
Attributable profit to the Group	7,605	5,965	1,639	27.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	729,908	706,829	23,079	3.3
Trading portfolio (w/o loans)	142,031	104,953	37,078	35.3
Available-for-sale financial assets	107,966	74,725	33,241	44.5
Due from credit institutions **	106,208	87,220	18,989	21.8
Intangible assets and property and equipment	19,363	15,139	4,224	27.9
Other assets	107,587	128,964	(21,377)	(16.6)
Total assets/liabilities & shareholders’ equity	1,213,062	1,117,829	95,233	8.5
Customer deposits **	642,348	623,534	18,815	3.0
Marketable debt securities **	136,936	127,944	8,992	7.0
Subordinated debt **	13,025	12,858	167	1.3
Insurance liabilities	713	1,427	(715)	(50.1)
Due to credit institutions **	156,105	126,224	29,881	23.7
Other liabilities	191,746	158,609	33,136	20.9
Shareholders’ equity ***	72,189	67,231	4,958	7.4
Other managed and marketed customer funds	161,788	138,561	23,227	16.8
Mutual funds	124,708	105,250	19,458	18.5
Pension funds	11,481	10,879	602	5.5
Managed portfolios	25,599	22,431	3,167	14.1
Managed and marketed customer funds	954,097	902,897	51,200	5.7

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Operating areas

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	7,201	7,314	7,347	7,526	7,682	7,875	7,831	8,096
Net fees	2,316	2,342	2,271	2,321	2,378	2,410	2,414	2,530
Gains (losses) on financial transactions	689	500	637	385	468	265	495	166
Other operating income *	29	104	45	62	19	195	79	166
Gross income	10,235	10,260	10,299	10,295	10,548	10,745	10,819	10,958
Operating expenses	(4,588)	(4,625)	(4,683)	(4,858)	(4,738)	(4,719)	(4,821)	(4,997)
General administrative expenses	(4,070)	(4,099)	(4,146)	(4,248)	(4,164)	(4,213)	(4,298)	(4,453)
Personnel	(2,413)	(2,401)	(2,401)	(2,493)	(2,430)	(2,460)	(2,506)	(2,574)
Other general administrative expenses	(1,657)	(1,698)	(1,744)	(1,755)	(1,735)	(1,753)	(1,792)	(1,879)
Depreciation and amortisation	(518)	(526)	(538)	(610)	(574)	(506)	(523)	(544)
Net operating income	5,646	5,635	5,616	5,437	5,810	6,027	5,998	5,961
Net loan-loss provisions	(2,846)	(2,974)	(2,997)	(2,781)	(2,756)	(2,639)	(2,741)	(2,428)
Other income	(294)	(443)	(376)	(464)	(368)	(440)	(462)	(452)
Profit before taxes	2,507	2,218	2,243	2,193	2,687	2,948	2,795	3,081
Tax on profit	(572)	(478)	(514)	(520)	(661)	(725)	(650)	(665)
Profit from continuing operations	1,934	1,741	1,730	1,673	2,025	2,223	2,144	2,416
Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)	(7)	(19)
Consolidated profit	1,934	1,726	1,729	1,673	2,025	2,223	2,138	2,396
Minority interests	323	269	275	230	286	319	294	279
Attributable profit to the Group	1,611	1,457	1,454	1,443	1,739	1,904	1,844	2,117

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	729,877	726,186	715,089	706,829	709,884	712,606	714,941	729,908
Trading portfolio (w/o loans)	153,900	144,972	126,646	104,953	116,845	125,237	135,224	142,031
Available-for-sale financial assets	86,355	82,596	75,083	74,725	85,210	83,761	92,329	107,966
Due from credit institutions **	114,066	97,042	107,378	87,220	99,164	92,761	109,659	106,208
Intangible assets and property and equipment	12,567	13,351	14,054	15,139	15,953	16,770	18,396	19,363
Other assets	112,230	124,817	130,241	128,964	127,084	118,735	113,542	107,587
Total assets/liabilities & shareholders’ equity	1,208,995	1,188,964	1,168,491	1,117,829	1,154,140	1,149,870	1,184,091	1,213,062
Customer deposits **	642,807	647,851	640,986	623,534	636,259	623,060	641,967	642,348
Marketable debt securities **	132,994	129,782	127,948	127,944	127,743	132,867	138,123	136,936
Subordinated debt **	12,816	11,959	11,016	12,858	13,934	13,714	13,652	13,025
Insurance liabilities	1,263	1,091	1,324	1,427	1,547	1,600	1,670	713
Due to credit institutions **	145,426	136,980	141,567	126,224	136,245	141,478	143,373	156,105
Other liabilities	202,577	191,262	176,782	158,609	165,711	165,951	174,460	191,746
Shareholders’ equity ***	71,113	70,040	68,869	67,231	72,701	71,200	70,846	72,189
Other managed and marketed customer funds	128,357	128,745	135,400	138,561	145,603	152,820	159,066	161,788
Mutual funds	97,644	97,937	103,262	105,250	111,304	117,131	122,448	124,708
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341	11,481
Managed portfolios	20,532	20,673	21,712	22,431	23,234	24,430	25,278	25,599
Managed and marketed customer funds	916,974	918,336	915,350	902,897	923,540	922,460	952,808	954,097

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Continental Europe

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	8,728	8,107	622	7.7
Net fees	3,457	3,420	37	1.1
Gains (losses) on financial transactions	453	774	(321)	(41.5)
Other operating income *	184	164	20	12.1
Gross income	12,822	12,465	357	2.9
Operating expenses	(6,337)	(6,495)	158	(2.4)
General administrative expenses	(5,632)	(5,737)	106	(1.8)
Personnel	(3,316)	(3,488)	171	(4.9)
Other general administrative expenses	(2,315)	(2,249)	(66)	2.9
Depreciation and amortisation	(706)	(758)	52	(6.9)
Net operating income	6,485	5,969	515	8.6
Net loan-loss provisions	(2,880)	(3,603)	724	(20.1)
Other income	(576)	(759)	184	(24.2)
Profit before taxes	3,030	1,607	1,423	88.6
Tax on profit	(756)	(351)	(406)	115.6
Profit from continuing operations	2,273	1,256	1,017	81.0
Net profit from discontinued operations	(26)	(6)	(20)	345.3
Consolidated profit	2,247	1,250	997	79.8
Minority interests	168	135	33	24.8
Attributable profit to the Group	2,078	1,115	963	86.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	266,827	266,355	471	0.2
Trading portfolio (w/o loans)	65,859	50,317	15,543	30.9
Available-for-sale financial assets	52,858	37,319	15,539	41.6
Due from credit institutions **	65,754	38,547	27,207	70.6
Intangible assets and property and equipment	5,838	6,148	(311)	(5.1)
Other assets	22,523	39,902	(17,379)	(43.6)
Total assets/liabilities & shareholders’ equity	479,659	438,589	41,070	9.4
Customer deposits **	255,719	256,138	(418)	(0.2)
Marketable debt securities **	19,435	16,781	2,654	15.8
Subordinated debt **	409	406	4	1.0
Insurance liabilities	713	1,430	(717)	(50.2)
Due to credit institutions **	76,889	59,440	17,449	29.4
Other liabilities	101,950	79,309	22,641	28.5
Shareholders’ equity ***	24,543	25,086	(543)	(2.2)
Other managed and marketed customer funds	65,275	55,278	9,998	18.1
Mutual funds	46,888	37,680	9,208	24.4
Pension funds	11,481	10,879	602	5.5
Managed portfolios	6,906	6,719	187	2.8
Managed and marketed customer funds	340,839	328,602	12,237	3.7

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	8.11	4.35	3.76 p.
Efficiency ratio (with amortisations)	49.4	52.1	(2.7 p.)
NPL ratio	8.93	9.13	(0.20 p.)
NPL coverage	57.2	57.3	(0.1 p.)
Number of employees	56,245	58,033	(1,788)	(3.1)
Number of branches	5,482	6,160	(678)	(11.0)

Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	1,999	2,063	2,010	2,035	2,093	2,188	2,175	2,272
Net fees	879	887	849	805	880	889	838	850
Gains (losses) on financial transactions	264	131	268	110	233	63	118	39
Other operating income *	29	82	25	28	(10)	116	8	70
Gross income	3,171	3,163	3,152	2,979	3,196	3,256	3,139	3,231
Operating expenses	(1,651)	(1,619)	(1,607)	(1,618)	(1,607)	(1,582)	(1,557)	(1,591)
General administrative expenses	(1,470)	(1,437)	(1,428)	(1,402)	(1,417)	(1,413)	(1,387)	(1,414)
Personnel	(896)	(867)	(859)	(867)	(841)	(829)	(818)	(829)
Other general administrative expenses	(575)	(571)	(569)	(535)	(577)	(584)	(569)	(585)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)	(170)	(170)	(177)
Net operating income	1,520	1,543	1,545	1,361	1,589	1,673	1,582	1,640
Net loan-loss provisions	(901)	(993)	(946)	(763)	(791)	(770)	(737)	(582)
Other income	(192)	(194)	(188)	(185)	(152)	(196)	(151)	(77)
Profit before taxes	427	356	411	413	647	707	694	981
Tax on profit	(96)	(66)	(83)	(106)	(148)	(171)	(170)	(268)
Profit from continuing operations	331	290	328	307	500	536	524	713
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)	(7)	(19)
Consolidated profit	331	290	327	301	499	536	518	693
Minority interests	29	42	45	20	37	37	45	49
Attributable profit to the Group	303	248	283	282	463	499	472	644

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	287,156	278,512	271,834	266,355	265,216	267,071	264,280	266,827
Trading portfolio (w/o loans)	84,960	78,032	61,710	50,317	55,733	59,106	63,548	65,859
Available-for-sale financial assets	45,367	44,188	41,455	37,319	39,969	40,818	47,764	52,858
Due from credit institutions **	59,434	55,652	55,455	38,547	55,163	53,500	60,295	65,754
Intangible assets and property and equipment	5,662	6,099	6,084	6,148	5,801	5,500	5,946	5,838
Other assets	21,520	23,517	29,646	39,902	30,987	27,596	23,748	22,523
Total assets/liabilities & shareholders’ equity	504,098	485,999	466,183	438,589	452,869	453,591	465,581	479,659
Customer deposits **	272,221	267,427	262,970	256,138	258,043	254,985	259,166	255,719
Marketable debt securities **	19,990	16,916	15,578	16,781	15,783	18,761	19,909	19,435
Subordinated debt **	351	349	365	406	407	409	403	409
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602	1,671	713
Due to credit institutions **	74,813	67,974	69,727	59,440	66,716	70,234	75,260	76,889
Other liabilities	109,065	106,641	91,044	79,309	84,544	82,307	84,113	101,950
Shareholders’ equity ***	26,394	25,601	25,175	25,086	25,827	25,292	25,058	24,543
Other managed and marketed customer funds	48,709	49,642	52,931	55,278	58,443	62,125	64,129	65,275
Mutual funds	32,140	33,072	35,561	37,680	40,804	43,840	45,649	46,888
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341	11,481
Managed portfolios	6,388	6,435	6,943	6,719	6,574	7,027	7,139	6,906
Managed and marketed customer funds	341,271	334,334	331,844	328,602	332,675	336,280	343,607	340,839

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	6.62	7.83	8.48	9.13	9.12	9.04	8.96	8.93
NPL coverage	71.0	63.3	61.1	57.3	58.0	58.3	58.1	57.2
Cost of credit	3.13	2.33	1.71	1.23	1.21	1.14	1.08	1.02

Continental Europe

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	8,728	8,089	640	7.9
Net fees	3,457	3,420	37	1.1
Gains (losses) on financial transactions	453	775	(322)	(41.5)
Other operating income *	184	164	20	12.2
Gross income	12,822	12,447	375	3.0
Operating expenses	(6,337)	(6,489)	151	(2.3)
General administrative expenses	(5,632)	(5,731)	100	(1.7)
Personnel	(3,316)	(3,485)	168	(4.8)
Other general administrative expenses	(2,315)	(2,247)	(69)	3.1
Depreciation and amortisation	(706)	(757)	52	(6.8)
Net operating income	6,485	5,958	526	8.8
Net loan-loss provisions	(2,880)	(3,600)	720	(20.0)
Other income	(576)	(759)	184	(24.2)
Profit before taxes	3,030	1,599	1,430	89.4
Tax on profit	(756)	(349)	(408)	116.8
Profit from continuing operations	2,273	1,250	1,023	81.8
Net profit from discontinued operations	(26)	(6)	(21)	363.0
Consolidated profit	2,247	1,245	1,002	80.5
Minority interests	168	135	33	24.4
Attributable profit to the Group	2,078	1,109	969	87.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	266,827	265,284	1,542	0.6
Trading portfolio (w/o loans)	65,859	50,300	15,559	30.9
Available-for-sale financial assets	52,858	37,153	15,705	42.3
Due from credit institutions **	65,754	38,480	27,274	70.9
Intangible assets and property and equipment	5,838	6,136	(299)	(4.9)
Other assets	22,523	39,824	(17,301)	(43.4)
Total assets/liabilities & shareholders’ equity	479,659	437,178	42,481	9.7
Customer deposits **	255,719	255,493	226	0.1
Marketable debt securities **	19,435	16,587	2,849	17.2
Subordinated debt **	409	396	13	3.3
Insurance liabilities	713	1,427	(715)	(50.1)
Due to credit institutions **	76,889	59,099	17,790	30.1
Other liabilities	101,950	79,197	22,753	28.7
Shareholders’ equity ***	24,543	24,978	(434)	(1.7)
Other managed and marketed customer funds	65,275	55,177	10,099	18.3
Mutual funds	46,888	37,582	9,306	24.8
Pension funds	11,481	10,879	602	5.5
Managed portfolios	6,906	6,716	190	2.8
Managed and marketed customer funds	340,839	327,653	13,186	4.0

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	1,989	2,057	2,009	2,034	2,093	2,186	2,173	2,277
Net fees	878	887	850	805	880	888	838	851
Gains (losses) on financial transactions	264	131	269	110	233	63	118	39
Other operating income *	29	82	25	28	(10)	116	8	70
Gross income	3,159	3,157	3,153	2,978	3,196	3,252	3,137	3,237
Operating expenses	(1,646)	(1,617)	(1,608)	(1,617)	(1,607)	(1,581)	(1,556)	(1,593)
General administrative expenses	(1,466)	(1,436)	(1,429)	(1,401)	(1,417)	(1,411)	(1,387)	(1,416)
Personnel	(893)	(866)	(859)	(867)	(841)	(828)	(818)	(830)
Other general administrative expenses	(573)	(570)	(569)	(535)	(577)	(583)	(569)	(586)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)	(170)	(170)	(177)
Net operating income	1,513	1,539	1,545	1,361	1,589	1,671	1,581	1,643
Net loan-loss provisions	(899)	(992)	(945)	(763)	(791)	(769)	(736)	(583)
Other income	(192)	(194)	(188)	(185)	(152)	(196)	(151)	(77)
Profit before taxes	422	353	412	413	647	706	693	984
Tax on profit	(94)	(65)	(83)	(106)	(148)	(170)	(169)	(269)
Profit from continuing operations	328	288	328	306	500	535	523	715
Net profit from discontinued operations	—	(0)	(0)	(5)	(0)	(0)	(7)	(19)
Consolidated profit	328	288	328	301	499	535	517	695
Minority interests	28	42	45	20	37	37	45	49
Attributable profit to the Group	299	246	283	281	463	498	472	646

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	285,552	277,884	270,897	265,284	264,100	265,991	263,018	266,827
Trading portfolio (w/o loans)	84,943	78,039	61,703	50,300	55,713	59,083	63,529	65,859
Available-for-sale financial assets	45,244	44,247	41,388	37,153	39,829	40,683	47,609	52,858
Due from credit institutions **	59,333	55,601	55,395	38,480	55,087	53,416	60,162	65,754
Intangible assets and property and equipment	5,648	6,097	6,076	6,136	5,791	5,491	5,937	5,838
Other assets	21,450	23,513	29,605	39,824	30,911	27,508	23,680	22,523
Total assets/liabilities & shareholders’ equity	502,169	485,381	465,063	437,178	451,431	452,173	463,934	479,659
Customer deposits **	271,776	267,641	262,703	255,493	257,435	254,330	258,489	255,719
Marketable debt securities **	19,687	16,727	15,401	16,587	15,571	18,561	19,564	19,435
Subordinated debt **	344	354	362	396	399	400	395	409
Insurance liabilities	1,263	1,091	1,324	1,427	1,547	1,600	1,670	713
Due to credit institutions **	73,910	67,370	69,204	59,099	66,329	69,913	74,896	76,889
Other liabilities	108,956	106,652	90,983	79,197	84,452	82,196	84,000	101,950
Shareholders’ equity ***	26,234	25,546	25,086	24,978	25,699	25,173	24,921	24,543
Other managed and marketed customer funds	48,633	49,693	52,894	55,177	58,358	62,025	64,044	65,275
Mutual funds	32,067	33,121	35,525	37,582	40,722	43,743	45,567	46,888
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258	11,341	11,481
Managed portfolios	6,385	6,437	6,942	6,716	6,572	7,024	7,137	6,906
Managed and marketed customer funds	340,440	334,416	331,359	327,653	331,763	335,315	342,492	340,839

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Spain

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,768	4,358	411	9.4
Net fees	1,796	1,832	(36)	(2.0)
Gains (losses) on financial transactions	284	610	(326)	(53.5)
Other operating income *	149	153	(4)	(2.8)
Gross income	6,997	6,954	43	0.6
Operating expenses	(3,482)	(3,734)	252	(6.7)
General administrative expenses	(3,130)	(3,349)	219	(6.5)
Personnel	(1,929)	(2,115)	185	(8.8)
Other general administrative expenses	(1,201)	(1,234)	34	(2.7)
Depreciation and amortisation	(352)	(384)	33	(8.5)
Net operating income	3,515	3,220	295	9.2
Net loan-loss provisions	(1,745)	(2,411)	666	(27.6)
Other income	(173)	(135)	(38)	28.3
Profit before taxes	1,597	674	923	136.9
Tax on profit	(469)	(207)	(263)	127.0
Profit from continuing operations	1,127	467	660	141.2
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	1,127	467	660	141.2
Minority interests	6	1	5	414.9
Attributable profit to the Group	1,121	466	655	140.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	157,047	159,753	(2,706)	(1.7)
Trading portfolio (w/o loans)	62,470	47,062	15,408	32.7
Available-for-sale financial assets	38,353	25,608	12,745	49.8
Due from credit institutions **	48,881	25,092	23,789	94.8
Intangible assets and property and equipment	3,423	4,111	(688)	(16.7)
Other assets	5,166	21,183	(16,017)	(75.6)
Total assets/liabilities & shareholders’ equity	315,340	282,808	32,531	11.5
Customer deposits **	178,446	181,117	(2,671)	(1.5)
Marketable debt securities **	704	3,953	(3,248)	(82.2)
Subordinated debt **	6	8	(2)	(21.9)
Insurance liabilities	539	525	14	2.7
Due to credit institutions **	38,519	22,759	15,759	69.2
Other liabilities	86,235	62,926	23,308	37.0
Shareholders’ equity ***	10,891	11,521	(629)	(5.5)
Other managed and marketed customer funds	58,554	48,267	10,288	21.3
Mutual funds	42,041	32,951	9,091	27.6
Pension funds	10,564	10,025	539	5.4
Managed portfolios	5,949	5,291	658	12.4
Managed and marketed customer funds	237,710	233,344	4,367	1.9

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	9.88	3.93	5.95 p.
Efficiency ratio (with amortisations)	49.8	53.7	(3.9 p.	)
NPL ratio	7.38	7.49	(0.11 p.	)
NPL coverage	45.5	44.0	1.5 p.
Number of employees	24,979	27,237	(2,258)		(8.3)
Number of branches	3,511	4,067	(556)		(13.7)

Spain

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	1,073	1,119	1,065	1,101	1,146	1,193	1,210	1,219
Net fees	484	483	443	423	456	469	425	446
Gains (losses) on financial transactions	206	96	217	92	205	29	95	(46)
Other operating income *	35	82	17	19	(15)	91	3	70
Gross income	1,798	1,780	1,742	1,634	1,792	1,782	1,733	1,690
Operating expenses	(953)	(941)	(936)	(902)	(894)	(873)	(855)	(860)
General administrative expenses	(863)	(850)	(847)	(790)	(801)	(787)	(769)	(773)
Personnel	(548)	(532)	(521)	(514)	(499)	(488)	(475)	(468)
Other general administrative expenses	(315)	(318)	(326)	(276)	(302)	(300)	(294)	(305)
Depreciation and amortisation	(91)	(92)	(90)	(112)	(93)	(86)	(86)	(86)
Net operating income	844	838	805	732	898	909	878	830
Net loan-loss provisions	(516)	(690)	(630)	(575)	(507)	(488)	(429)	(320)
Other income	(36)	(29)	(59)	(11)	(33)	(51)	(9)	(81)
Profit before taxes	293	119	116	145	358	370	440	429
Tax on profit	(89)	(35)	(35)	(48)	(104)	(110)	(130)	(126)
Profit from continuing operations	204	84	81	98	253	261	310	303
Net profit from discontinued operations	—	—	—	0	—	—	—	—
Consolidated profit	204	84	81	98	253	261	310	303
Minority interests	1	1	0	(1)	2	(0)	1	4
Attributable profit to the Group	203	84	81	98	251	261	309	299

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	176,431	171,176	164,775	159,753	157,458	159,264	156,390	157,047
Trading portfolio (w/o loans)	73,971	70,625	56,508	47,062	51,605	56,119	60,300	62,470
Available-for-sale financial assets	33,228	32,908	30,246	25,608	26,932	28,230	32,549	38,353
Due from credit institutions **	37,557	36,946	36,702	25,092	37,314	35,178	42,614	48,881
Intangible assets and property and equipment	4,033	3,995	4,019	4,111	3,856	3,600	3,542	3,423
Other assets	3,794	8,171	12,661	21,183	13,969	9,936	5,749	5,166
Total assets/liabilities & shareholders’ equity	329,013	323,821	304,910	282,808	291,134	292,328	301,144	315,340
Customer deposits **	197,464	194,330	188,824	181,117	183,196	181,065	182,273	178,446
Marketable debt securities **	10,153	7,471	4,821	3,953	2,196	1,327	1,077	704
Subordinated debt **	7	7	22	8	8	8	1	6
Insurance liabilities	708	475	554	525	551	526	504	539
Due to credit institutions **	21,224	22,933	26,574	22,759	25,847	31,736	38,449	38,519
Other liabilities	87,567	87,042	72,921	62,926	68,088	66,570	68,177	86,235
Shareholders’ equity ***	11,891	11,562	11,195	11,521	11,249	11,095	10,664	10,891
Other managed and marketed customer funds	40,902	42,112	45,355	48,267	51,969	55,383	57,278	58,554
Mutual funds	27,199	28,337	30,834	32,951	36,018	38,827	40,555	42,041
Pension funds	9,396	9,362	9,645	10,025	10,197	10,388	10,486	10,564
Managed portfolios	4,307	4,413	4,875	5,291	5,754	6,167	6,238	5,949
Managed and marketed customer funds	248,525	243,921	239,021	233,344	237,369	237,783	240,629	237,710
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year
Other information
NPL ratio	4.12	5.75	6.40	7.49	7.61	7.59	7.57	7.38
NPL coverage	50.3	43.1	45.0	44.0	44.6	44.9	45.5	45.5
Cost of credit	1.23	1.26	1.36	1.36	1.37	1.31	1.21	1.06
Spread (Retail Banking)	2.37	2.54	2.48	2.63	2.84	2.83	2.78	2.78
Loan spreads	2.21	2.26	2.33	2.43	2.39	2.36	2.37	2.37
Deposit spreads	0.16	0.28	0.15	0.20	0.45	0.47	0.41	0.41

Portugal

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	546	514	32	6.3
Net fees	280	318	(38)	(11.8)
Gains (losses) on financial transactions	88	51	37	72.9
Other operating income *	42	34	8	23.8
Gross income	956	916	40	4.3
Operating expenses	(491)	(495)	4	(0.9)
General administrative expenses	(419)	(417)	(3)	0.7
Personnel	(297)	(299)	2	(0.5)
Other general administrative expenses	(122)	(118)	(4)	3.6
Depreciation and amortisation	(72)	(79)	7	(9.0)
Net operating income	465	421	44	10.5
Net loan-loss provisions	(124)	(192)	69	(35.7)
Other income	(99)	(78)	(20)	26.2
Profit before taxes	243	150	92	61.4
Tax on profit	(57)	(44)	(14)	30.8
Profit from continuing operations	185	106	79	74.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	185	106	79	74.1
Minority interests	(4)	(8)	4	(52.4)
Attributable profit to the Group	189	114	75	65.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	23,180	24,482	(1,302)	(5.3)
Trading portfolio (w/o loans)	2,082	1,831	252	13.7
Available-for-sale financial assets	7,011	4,724	2,288	48.4
Due from credit institutions **	2,163	2,895	(732)	(25.3)
Intangible assets and property and equipment	729	821	(92)	(11.2)
Other assets	6,450	7,096	(646)	(9.1)
Total assets/liabilities & shareholders’ equity	41,616	41,848	(232)	(0.6)
Customer deposits **	24,016	24,191	(174)	(0.7)
Marketable debt securities **	2,855	2,329	526	22.6
Subordinated debt **	0	0	(0)	(71.6)
Insurance liabilities	27	75	(48)	(63.6)
Due to credit institutions **	11,538	12,319	(781)	(6.3)
Other liabilities	559	356	204	57.3
Shareholders’ equity ***	2,620	2,579	41	1.6
Other managed and marketed customer funds	2,501	2,041	460	22.5
Mutual funds	1,276	1,050	226	21.5
Pension funds	911	848	63	7.4
Managed portfolios	314	142	172	120.7
Managed and marketed customer funds	29,372	28,560	812	2.8

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	8.10	5.78	2.32 p.
Efficiency ratio (with amortisations)	51.4	54.1	(2.7 p. )
NPL ratio	8.89	8.12	0.77 p.
NPL coverage	51.8	50.0	1.8 p.
Number of employees	5,410	5,608	(198)	(3.5)
Number of branches	594	640	(46)	(7.2)

Portugal

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	117	134	132	131	129	138	136	143
Net fees	85	87	79	67	73	66	70	71
Gains (losses) on financial transactions	23	7	10	11	18	22	13	35
Other operating income *	6	6	7	15	9	11	11	12
Gross income	231	233	228	224	228	237	230	261
Operating expenses	(124)	(122)	(123)	(126)	(122)	(121)	(122)	(126)
General administrative expenses	(104)	(102)	(103)	(107)	(103)	(104)	(104)	(109)
Personnel	(75)	(74)	(74)	(76)	(73)	(73)	(73)	(78)
Other general administrative expenses	(29)	(28)	(29)	(31)	(30)	(31)	(31)	(31)
Depreciation and amortisation	(20)	(20)	(20)	(19)	(19)	(17)	(18)	(18)
Net operating income	107	112	105	97	106	116	108	135
Net loan-loss provisions	(64)	(62)	(56)	(11)	(34)	(40)	(32)	(17)
Other income	(13)	(17)	(6)	(42)	(30)	(29)	(20)	(20)
Profit before taxes	31	32	44	44	42	47	57	97
Tax on profit	(10)	(7)	(12)	(15)	(9)	(9)	(15)	(24)
Profit from continuing operations	21	25	32	29	33	37	42	73
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	21	25	32	29	33	37	42	73
Minority interests	0	0	(0)	(8)	(2)	(2)	(0)	0
Attributable profit to the Group	21	25	32	37	36	39	42	73

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	25,518	25,210	24,712	24,482	24,240	24,111	23,333	23,180
Trading portfolio (w/o loans)	1,905	1,794	1,788	1,831	1,884	1,880	1,998	2,082
Available-for-sale financial assets	4,675	4,934	4,662	4,724	6,711	7,119	8,060	7,011
Due from credit institutions **	3,447	3,566	2,761	2,895	2,540	2,491	2,466	2,163
Intangible assets and property and equipment	392	906	896	821	800	763	749	729
Other assets	6,198	5,829	6,610	7,096	5,810	6,276	6,708	6,450
Total assets/liabilities & shareholders’ equity	42,136	42,239	41,429	41,848	41,986	42,640	43,313	41,616
Customer deposits **	23,703	23,577	24,185	24,191	23,586	23,253	24,131	24,016
Marketable debt securities **	3,411	2,396	2,375	2,329	2,248	3,811	3,793	2,855
Subordinated debt **	0	0	0	0	0	0	0	0
Insurance liabilities	88	87	88	75	80	80	80	27
Due to credit institutions **	12,203	13,336	11,880	12,319	12,915	12,271	12,070	11,538
Other liabilities	180	296	358	356	501	641	620	559
Shareholders’ equity ***	2,550	2,547	2,544	2,579	2,656	2,583	2,619	2,620
Other managed and marketed customer funds	2,316	2,158	2,043	2,041	2,227	2,396	2,347	2,501
Mutual funds	1,437	1,281	1,141	1,050	1,185	1,311	1,246	1,276
Pension funds	780	768	776	848	862	864	849	911
Managed portfolios	99	109	126	142	179	222	252	314
Managed and marketed customer funds	29,430	28,131	28,603	28,560	28,061	29,460	30,271	29,372
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year
Other information
NPL ratio	6.88	7.41	7.86	8.12	8.26	8.16	8.49	8.89
NPL coverage	52.9	52.4	51.9	50.0	50.6	53.1	53.9	51.8
Cost of credit	1.18	1.10	0.93	0.73	0.63	0.55	0.47	0.50
Spread (Retail Banking)	1.22	1.26	1.38	1.43	1.51	1.55	1.47	1.49
Loan spreads	2.44	2.44	2.44	2.42	2.44	2.39	2.36	2.35
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)	(0.84)	(0.89)	(0.86)

Poland

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	834	780	54	7.0
Net fees	435	400	35	8.6
Gains (losses) on financial transactions	79	119	(39)	(33.2)
Other operating income *	28	19	9	46.2
Gross income	1,376	1,317	58	4.4
Operating expenses	(581)	(592)	11	(1.9)
General administrative expenses	(532)	(539)	7	(1.2)
Personnel	(309)	(312)	3	(0.9)
Other general administrative expenses	(223)	(227)	4	(1.7)
Depreciation and amortisation	(48)	(53)	5	(9.0)
Net operating income	795	725	70	9.6
Net loan-loss provisions	(186)	(167)	(18)	10.8
Other income	11	(6)	16	—
Profit before taxes	620	552	68	12.3
Tax on profit	(135)	(107)	(28)	26.3
Profit from continuing operations	485	445	40	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	485	445	40	9.0
Minority interests	127	111	16	14.2
Attributable profit to the Group	358	334	24	7.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	16,976	16,214	761	4.7
Trading portfolio (w/o loans)	1,166	532	634	119.1
Available-for-sale financial assets	5,816	5,325	491	9.2
Due from credit institutions **	1,061	667	394	59.1
Intangible assets and property and equipment	236	273	(37)	(13.5)
Other assets	2,540	2,095	446	21.3
Total assets/liabilities & shareholders’ equity	27,794	25,106	2,688	10.7
Customer deposits **	20,144	18,503	1,641	8.9
Marketable debt securities **	230	121	110	91.0
Subordinated debt **	337	333	4	1.1
Insurance liabilities	77	84	(6)	(7.4)
Due to credit institutions **	1,261	1,206	55	4.6
Other liabilities	3,876	2,984	891	29.9
Shareholders’ equity ***	1,869	1,875	(7)	(0.4)
Other managed and marketed customer funds	3,515	3,631	(117)	(3.2)
Mutual funds	3,430	3,525	(96)	(2.7)
Pension funds	—	—	—	—
Managed portfolios	85	106	(21)	(19.8)
Managed and marketed customer funds	24,226	22,588	1,638	7.3

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	16.16	15.85	0.31 p.
Efficiency ratio (with amortisations)	42.2	45.0	(2.7 p.	)
NPL ratio	7.42	7.84	(0.42 p.	)
NPL coverage	60.3	61.8	(1.5 p.	)
Number of employees	11,971	12,363	(392)		(3.2)
Number of branches	788	830	(42)		(5.1)

Poland

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	180	191	203	206	208	217	215	194
Net fees	98	100	99	104	109	111	107	107
Gains (losses) on financial transactions	35	29	39	15	11	7	13	48
Other operating income *	2	17	1	(1)	6	18	0	4
Gross income	315	337	342	323	334	353	335	353
Operating expenses	(156)	(142)	(136)	(159)	(147)	(148)	(143)	(143)
General administrative expenses	(142)	(128)	(123)	(146)	(135)	(136)	(131)	(131)
Personnel	(83)	(76)	(74)	(79)	(77)	(76)	(77)	(79)
Other general administrative expenses	(59)	(52)	(50)	(67)	(58)	(59)	(55)	(52)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)	(12)	(12)	(13)
Net operating income	159	195	206	165	188	205	192	210
Net loan-loss provisions	(42)	(51)	(35)	(39)	(43)	(42)	(44)	(57)
Other income	(5)	6	(2)	(4)	(3)	(16)	8	22
Profit before taxes	112	149	169	121	142	147	156	175
Tax on profit	(22)	(27)	(34)	(25)	(27)	(28)	(33)	(48)
Profit from continuing operations	90	123	135	96	115	120	122	127
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	90	123	135	96	115	120	122	127
Minority interests	20	32	35	24	31	32	31	33
Attributable profit to the Group	70	91	100	72	85	88	91	94

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	16,188	15,983	16,298	16,214	16,728	17,064	17,217	16,976
Trading portfolio (w/o loans)	665	658	561	532	809	799	795	1,166
Available-for-sale financial assets	5,150	4,596	4,861	5,325	5,127	4,214	5,920	5,816
Due from credit institutions **	352	421	821	667	1,256	607	952	1,061
Intangible assets and property and equipment	242	223	220	273	223	214	224	236
Other assets	1,938	1,252	2,046	2,095	2,286	2,570	2,257	2,540
Total assets/liabilities & shareholders’ equity	24,535	23,133	24,805	25,106	26,428	25,467	27,364	27,794
Customer deposits **	17,794	16,591	17,404	18,503	18,803	18,325	20,224	20,144
Marketable debt securities **	—	—	—	121	121	120	236	230
Subordinated debt **	335	331	333	333	335	336	337	337
Insurance liabilities	—	—	—	84	81	79	79	77
Due to credit institutions **	1,578	1,712	2,577	1,206	2,217	1,562	1,072	1,261
Other liabilities	2,839	2,708	2,654	2,984	2,772	3,111	3,452	3,876
Shareholders’ equity ***	1,989	1,791	1,837	1,875	2,099	1,933	1,964	1,869
Other managed and marketed customer funds	3,468	3,396	3,540	3,631	3,555	3,647	3,782	3,515
Mutual funds	3,342	3,294	3,431	3,525	3,455	3,556	3,692	3,430
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	126	102	109	106	101	91	90	85
Managed and marketed customer funds	21,597	20,319	21,277	22,588	22,815	22,429	24,579	24,226
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year
Other information
NPL ratio	7.39	8.08	7.75	7.84	7.35	7.42	7.43	7.42
NPL coverage	67.6	59.3	64.1	61.8	64.6	65.3	65.8	60.3
Cost of credit	1.22	1.18	1.09	1.01	0.98	0.92	0.95	1.04
Spread (Retail Banking)	3.14	3.17	3.16	3.51	3.63	3.69	3.61	3.18
Loan spreads	2.41	2.45	2.43	2.53	2.51	2.47	2.45	2.36
Deposit spreads	0.73	0.72	0.73	0.98	1.12	1.22	1.16	0.82

Poland

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	834	782	52	6.7
Net fees	435	401	33	8.3
Gains (losses) on financial transactions	79	119	(40)	(33.3)
Other operating income *	28	19	9	45.8
Gross income	1,376	1,321	55	4.1
Operating expenses	(581)	(594)	13	(2.2)
General administrative expenses	(532)	(541)	8	(1.5)
Personnel	(309)	(313)	4	(1.2)
Other general administrative expenses	(223)	(228)	4	(2.0)
Depreciation and amortisation	(48)	(53)	5	(9.3)
Net operating income	795	727	68	9.3
Net loan-loss provisions	(186)	(168)	(18)	10.5
Other income	11	(6)	16	—
Profit before taxes	620	553	66	12.0
Tax on profit	(135)	(107)	(28)	25.9
Profit from continuing operations	485	446	39	8.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	485	446	39	8.7
Minority interests	127	111	15	13.9
Attributable profit to the Group	358	335	23	6.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	16,976	15,763	1,213	7.7
Trading portfolio (w/o loans)	1,166	517	649	125.4
Available-for-sale financial assets	5,816	5,177	639	12.3
Due from credit institutions **	1,061	648	412	63.6
Intangible assets and property and equipment	236	265	(29)	(11.1)
Other assets	2,540	2,037	504	24.7
Total assets/liabilities & shareholders’ equity	27,794	24,407	3,387	13.9
Customer deposits **	20,144	17,988	2,156	12.0
Marketable debt securities **	230	117	113	96.5
Subordinated debt **	337	324	13	4.0
Insurance liabilities	77	81	(4)	(4.7)
Due to credit institutions **	1,261	1,172	89	7.6
Other liabilities	3,876	2,901	974	33.6
Shareholders’ equity ***	1,869	1,823	45	2.5
Other managed and marketed customer funds	3,515	3,530	(16)	(0.4)
Mutual funds	3,430	3,427	2	0.1
Pension funds	—	—	—	—
Managed portfolios	85	103	(18)	(17.5)
Managed and marketed customer funds	24,226	21,959	2,267	10.3

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Poland

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	179	191	206	206	208	216	214	196
Net fees	97	100	100	104	109	110	107	108
Gains (losses) on financial transactions	35	29	40	15	11	7	13	48
Other operating income *	2	17	1	(1)	6	18	0	4
Gross income	313	337	348	323	334	351	335	355
Operating expenses	(155)	(142)	(139)	(159)	(147)	(147)	(143)	(144)
General administrative expenses	(141)	(128)	(126)	(146)	(135)	(135)	(131)	(132)
Personnel	(83)	(76)	(75)	(79)	(77)	(76)	(77)	(80)
Other general administrative expenses	(58)	(52)	(50)	(67)	(58)	(59)	(54)	(52)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)	(12)	(12)	(13)
Net operating income	158	195	209	165	188	204	192	211
Net loan-loss provisions	(42)	(52)	(36)	(39)	(43)	(42)	(44)	(57)
Other income	(5)	6	(2)	(4)	(3)	(16)	8	22
Profit before taxes	111	150	171	121	142	147	155	176
Tax on profit	(22)	(27)	(34)	(25)	(27)	(27)	(33)	(48)
Profit from continuing operations	90	123	137	96	115	119	122	128
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	90	123	137	96	115	119	122	128
Minority interests	20	32	36	24	31	32	31	33
Attributable profit to the Group	70	91	101	72	85	87	91	94

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	15,836	16,224	16,129	15,763	16,331	16,599	16,831	16,976
Trading portfolio (w/o loans)	651	668	555	517	790	777	777	1,166
Available-for-sale financial assets	5,038	4,665	4,810	5,177	5,005	4,099	5,787	5,816
Due from credit institutions **	344	428	812	648	1,226	590	931	1,061
Intangible assets and property and equipment	237	226	217	265	218	208	219	236
Other assets	1,896	1,271	2,024	2,037	2,232	2,500	2,206	2,540
Total assets/liabilities & shareholders’ equity	24,002	23,481	24,547	24,407	25,802	24,773	26,752	27,794
Customer deposits **	17,408	16,841	17,223	17,988	18,358	17,826	19,772	20,144
Marketable debt securities **	—	—	—	117	118	117	230	230
Subordinated debt **	328	336	330	324	327	327	330	337
Insurance liabilities	—	—	—	81	79	77	77	77
Due to credit institutions **	1,544	1,738	2,550	1,172	2,164	1,519	1,048	1,261
Other liabilities	2,777	2,748	2,626	2,901	2,706	3,026	3,375	3,876
Shareholders’ equity ***	1,946	1,818	1,818	1,823	2,050	1,881	1,920	1,869
Other managed and marketed customer funds	3,392	3,448	3,503	3,530	3,471	3,548	3,697	3,515
Mutual funds	3,269	3,344	3,395	3,427	3,373	3,459	3,609	3,430
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	123	104	107	103	98	88	88	85
Managed and marketed customer funds	21,128	20,625	21,056	21,959	22,274	21,818	24,029	24,226

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	2,459	2,333	126	5.4
Net fees	836	787	49	6.2
Gains (losses) on financial transactions	3	(7)	10	—
Other operating income *	12	(2)	14	—
Gross income	3,309	3,111	198	6.4
Operating expenses	(1,452)	(1,391)	(61)	4.4
General administrative expenses	(1,237)	(1,172)	(65)	5.5
Personnel	(664)	(646)	(19)	2.9
Other general administrative expenses	(572)	(526)	(46)	8.8
Depreciation and amortisation	(215)	(219)	4	(1.8)
Net operating income	1,857	1,720	137	8.0
Net loan-loss provisions	(544)	(565)	21	(3.7)
Other income	(37)	(70)	33	(47.2)
Profit before taxes	1,277	1,085	191	17.6
Tax on profit	(320)	(255)	(65)	25.6
Profit from continuing operations	956	830	126	15.2
Net profit from discontinued operations	(26)	(6)	(20)	345.2
Consolidated profit	930	824	106	12.8
Minority interests	39	31	8	27.1
Attributable profit to the Group	891	794	97	12.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	60,448	56,024	4,424	7.9
Trading portfolio (w/o loans)	87	864	(776)	(89.9)
Available-for-sale financial assets	988	705	283	40.1
Due from credit institutions **	5,476	8,158	(2,682)	(32.9)
Intangible assets and property and equipment	786	934	(148)	(15.8)
Other assets	3,734	3,723	10	0.3
Total assets/liabilities & shareholders’ equity	71,520	70,409	1,111	1.6
Customer deposits **	30,847	30,878	(30)	(0.1)
Marketable debt securities **	15,646	10,377	5,268	50.8
Subordinated debt **	66	64	2	3.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	13,333	18,060	(4,727)	(26.2)
Other liabilities	4,091	3,901	189	4.9
Shareholders’ equity ***	7,537	7,128	408	5.7
Other managed and marketed customer funds	7	6	1	9.8
Mutual funds	2	2	0	3.7
Pension funds	5	5	1	12.3
Managed portfolios	—	—	—	—
Managed and marketed customer funds	46,566	41,326	5,241	12.7

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	10.89	9.95	0.94 p.
Efficiency ratio (with amortisations)	43.9	44.7	(0.8 p.	)
NPL ratio	4.82	4.01	0.81 p.
NPL coverage	100.1	105.3	(5.2 p.	)
Number of employees	13,046	11,695	1,351		11.6
Number of branches	579	613	(34)		(5.5)

Santander Consumer Finance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	587	582	592	573	580	612	615	652
Net fees	192	197	207	190	220	211	207	198
Gains (losses) on financial transactions	0	(1)	2	(8)	0	1	(2)	3
Other operating income *	(3)	(4)	(0)	5	(1)	4	1	8
Gross income	776	775	801	759	800	827	821	862
Operating expenses	(351)	(341)	(345)	(353)	(366)	(357)	(354)	(376)
General administrative expenses	(300)	(288)	(292)	(291)	(305)	(307)	(305)	(319)
Personnel	(161)	(159)	(163)	(162)	(164)	(163)	(164)	(173)
Other general administrative expenses	(139)	(129)	(130)	(129)	(141)	(144)	(141)	(146)
Depreciation and amortisation	(51)	(53)	(53)	(63)	(60)	(50)	(49)	(57)
Net operating income	425	434	456	405	434	470	467	486
Net loan-loss provisions	(171)	(131)	(158)	(105)	(130)	(123)	(149)	(143)
Other income	(21)	(29)	(15)	(5)	(14)	(17)	(71)	65
Profit before taxes	233	274	283	295	291	330	247	408
Tax on profit	(49)	(64)	(66)	(76)	(66)	(85)	(57)	(112)
Profit from continuing operations	184	210	217	219	225	245	190	296
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)	(7)	(19)
Consolidated profit	184	210	217	213	225	245	184	277
Minority interests	7	9	9	5	6	7	14	11
Attributable profit to the Group	176	201	208	209	219	237	170	265

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	56,241	55,995	55,898	56,024	57,433	58,058	58,596	60,448
Trading portfolio (w/o loans)	1,224	925	904	864	878	270	41	87
Available-for-sale financial assets	553	606	598	705	478	591	603	988
Due from credit institutions **	6,796	6,931	7,426	8,158	7,245	6,528	5,544	5,476
Intangible assets and property and equipment	984	966	940	934	913	795	783	786
Other assets	2,704	2,596	2,386	3,723	3,165	3,073	3,355	3,734
Total assets/liabilities & shareholders’ equity	68,501	68,019	68,152	70,409	70,112	69,315	68,921	71,520
Customer deposits **	31,496	30,986	30,726	30,878	30,611	30,736	30,571	30,847
Marketable debt securities **	6,420	7,045	8,380	10,377	11,217	13,503	14,803	15,646
Subordinated debt **	9	11	10	64	64	65	65	66
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	18,839	18,668	17,627	18,060	16,598	13,772	12,124	13,333
Other liabilities	3,898	3,695	3,853	3,901	3,711	3,378	3,373	4,091
Shareholders’ equity ***	7,839	7,614	7,554	7,128	7,911	7,861	7,985	7,537
Other managed and marketed customer funds	6	6	6	6	7	7	7	7
Mutual funds	2	2	2	2	2	2	2	2
Pension funds	4	4	4	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	37,931	38,049	39,123	41,326	41,899	44,310	45,446	46,566

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	3.98	4.04	3.96	4.01	4.14	4.07	3.97	4.82
NPL coverage	108.7	106.9	109.2	105.3	105.1	105.2	106.4	100.1
Cost of credit	1.26	1.15	1.13	0.96	0.89	0.87	0.85	0.90
Loan spreads	4.76	4.83	4.93	4.91	5.04	5.03	5.06	5.00

Spain’s run-off real estate

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	(4)	38	(42)	—
Net fees	9	15	(6)	(42.7)
Gains (losses) on financial transactions	0	1	(1)	(85.2)
Other operating income *	(69)	(48)	(21)	43.0
Gross income	(64)	6	(70)	—
Operating expenses	(216)	(175)	(41)	23.4
General administrative expenses	(205)	(162)	(43)	26.5
Personnel	(38)	(47)	9	(19.3)
Other general administrative expenses	(167)	(115)	(52)	45.5
Depreciation and amortisation	(11)	(13)	2	(15.4)
Net operating income	(280)	(169)	(111)	65.5
Net loan-loss provisions	(281)	(262)	(19)	7.3
Other income	(272)	(476)	204	(42.9)
Profit before taxes	(833)	(907)	75	(8.2)
Tax on profit	250	272	(22)	(8.2)
Profit from continuing operations	(583)	(635)	52	(8.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(583)	(635)	52	(8.2)
Minority interests	—	—	—	—
Attributable profit to the Group	(583)	(635)	52	(8.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	3,787	5,735	(1,948)	(34.0)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	207	—	—
Due from credit institutions **	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,120	4,839	(719)	(14.9)
Total assets/liabilities & shareholders’ equity	8,114	10,781	(2,667)	(24.7)
Customer deposits **	119	210	(91)	(43.4)
Marketable debt securities **	—	2	(2)	(100.0)
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	0	200	(200)	(100.0)
Other liabilities	6,915	8,979	(2,064)	(23.0)
Shareholders’ equity ***	1,080	1,390	(310)	(22.3)
Other managed and marketed customer funds	140	153	(13)	(8.3)
Mutual funds	140	152	(13)	(8.3)
Pension funds	1	1	(0)	(16.0)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	259	365	(106)	(29.0)

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Spain’s run-off real estate

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	27	12	(3)	1	3	(5)	(1)	(1)
Net fees	9	2	3	1	2	2	2	2
Gains (losses) on financial transactions	1	(0)	(0)	0	0	0	0	0
Other operating income *	(16)	(23)	(8)	(2)	(13)	(13)	(13)	(30)
Gross income	22	(8)	(8)	1	(8)	(16)	(11)	(28)
Operating expenses	(40)	(49)	(41)	(44)	(52)	(54)	(53)	(57)
General administrative expenses	(38)	(47)	(39)	(38)	(49)	(51)	(50)	(55)
Personnel	(11)	(10)	(11)	(15)	(10)	(9)	(9)	(10)
Other general administrative expenses	(26)	(37)	(28)	(23)	(39)	(42)	(41)	(45)
Depreciation and amortisation	(2)	(2)	(2)	(7)	(3)	(3)	(3)	(2)
Net operating income	(19)	(57)	(50)	(44)	(59)	(70)	(64)	(86)
Net loan-loss provisions	(114)	(49)	(67)	(32)	(77)	(76)	(82)	(46)
Other income	(118)	(125)	(106)	(128)	(72)	(83)	(60)	(57)
Profit before taxes	(250)	(231)	(222)	(204)	(208)	(230)	(206)	(189)
Tax on profit	75	69	67	61	62	69	62	57
Profit from continuing operations	(175)	(162)	(156)	(143)	(146)	(161)	(144)	(132)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	(175)	(162)	(156)	(143)	(146)	(161)	(144)	(132)
Minority interests	—	—	—	—	—	—	—	—
Attributable profit to the Group	(175)	(162)	(156)	(143)	(146)	(161)	(144)	(132)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	6,844	6,507	6,246	5,735	5,208	4,876	4,330	3,787
Trading portfolio (w/o loans)	—	—	—	—	—	—	—	—
Available-for-sale financial assets	207	207	207	207	207	207	207	207
Due from credit institutions **	—	—	—	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—	—	—	—
Other assets	4,885	4,866	4,966	4,839	4,857	4,735	4,725	4,120
Total assets/liabilities & shareholders’ equity	11,936	11,580	11,420	10,781	10,273	9,818	9,262	8,114
Customer deposits **	225	199	217	210	204	195	192	119
Marketable debt securities **	6	4	2	2	1	0	—	—
Subordinated debt **	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	0	0	0	200	0	0	0	0
Other liabilities	10,150	9,864	9,743	8,979	8,786	8,361	7,882	6,915
Shareholders’ equity ***	1,555	1,513	1,457	1,390	1,282	1,262	1,189	1,080
Other managed and marketed customer funds	161	159	154	153	145	145	156	140
Mutual funds	160	158	153	152	144	144	155	140
Pension funds	1	0	1	1	1	1	1	1
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	392	361	373	365	350	340	347	259

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,234	3,451	784	22.7
Net fees	1,028	992	36	3.6
Gains (losses) on financial transactions	241	403	(162)	(40.1)
Other operating income *	37	36	2	5.6
Gross income	5,541	4,881	660	13.5
Operating expenses	(2,890)	(2,605)	(285)	10.9
General administrative expenses	(2,458)	(2,181)	(277)	12.7
Personnel	(1,613)	(1,401)	(212)	15.1
Other general administrative expenses	(845)	(780)	(65)	8.4
Depreciation and amortisation	(432)	(424)	(8)	1.8
Net operating income	2,651	2,276	375	16.5
Net loan-loss provisions	(332)	(580)	248	(42.8)
Other income	(318)	(236)	(82)	34.9
Profit before taxes	2,001	1,460	541	37.1
Tax on profit	(425)	(301)	(123)	40.9
Profit from continuing operations	1,576	1,159	418	36.0
Net profit from discontinued operations	—	(9)	9	(100.0)
Consolidated profit	1,576	1,149	427	37.1
Minority interests	—	—	—	—
Attributable profit to the Group	1,576	1,149	427	37.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	251,191	231,046	20,145	8.7
Trading portfolio (w/o loans)	39,360	28,831	10,528	36.5
Available-for-sale financial assets	11,197	6,003	5,193	86.5
Due from credit institutions **	14,093	17,136	(3,043)	(17.8)
Intangible assets and property and equipment	2,700	2,498	202	8.1
Other assets	35,695	38,229	(2,534)	(6.6)
Total assets/liabilities & shareholders’ equity	354,235	323,743	30,492	9.4
Customer deposits **	202,328	187,467	14,862	7.9
Marketable debt securities **	69,581	64,092	5,489	8.6
Subordinated debt **	5,376	5,805	(429)	(7.4)
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,700	26,882	(182)	(0.7)
Other liabilities	35,833	26,855	8,978	33.4
Shareholders’ equity ***	14,415	12,642	1,774	14.0
Other managed and marketed customer funds	9,667	9,645	21	0.2
Mutual funds	9,524	9,645	(122)	(1.3)
Pension funds	—	—	—	—
Managed portfolios	143	—	143	—
Managed and marketed customer funds	286,953	267,010	19,943	7.5

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	11.21	8.87	2.34 p.
Efficiency ratio (with amortisations)	52.2	53.4	(1.2 p.	)
NPL ratio	1.79	1.98	(0.19 p.	)
NPL coverage	41.9	41.6	0.3 p.
Number of employees	25,599	25,421	178		0.7
Number of branches	929	1,011	(82)		(8.1)

United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	803	809	877	962	989	1,035	1,089	1,121
Net fees	249	256	243	244	247	247	260	273
Gains (losses) on financial transactions	86	161	71	85	78	69	58	35
Other operating income *	6	7	6	18	15	4	9	9
Gross income	1,144	1,233	1,197	1,308	1,329	1,356	1,417	1,440
Operating expenses	(658)	(667)	(630)	(650)	(693)	(701)	(730)	(765)
General administrative expenses	(560)	(571)	(529)	(520)	(579)	(596)	(636)	(647)
Personnel	(354)	(352)	(327)	(368)	(380)	(387)	(424)	(422)
Other general administrative expenses	(206)	(219)	(202)	(153)	(200)	(209)	(212)	(225)
Depreciation and amortisation	(98)	(96)	(100)	(130)	(114)	(106)	(94)	(118)
Net operating income	486	566	567	657	635	654	687	674
Net loan-loss provisions	(160)	(121)	(154)	(145)	(120)	(87)	(89)	(36)
Other income	(42)	(103)	(25)	(66)	(46)	(63)	(73)	(136)
Profit before taxes	284	342	387	447	469	504	525	503
Tax on profit	(60)	(65)	(81)	(95)	(93)	(105)	(114)	(112)
Profit from continuing operations	224	277	306	352	376	399	411	391
Net profit from discontinued operations	—	(14)	(0)	5	—	—	—	—
Consolidated profit	224	263	306	357	376	399	411	391
Minority interests	0	—	0	(0)	—	—	—	—
Attributable profit to the Group	224	263	306	357	376	399	411	391

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	242,425	238,223	237,138	231,046	233,937	239,237	248,940	251,191
Trading portfolio (w/o loans)	37,669	34,501	35,645	28,831	31,492	31,814	35,264	39,360
Available-for-sale financial assets	6,400	6,041	5,387	6,003	8,358	9,675	10,736	11,197
Due from credit institutions **	21,002	16,081	23,814	17,136	17,772	14,391	16,766	14,093
Intangible assets and property and equipment	2,445	2,379	2,406	2,498	2,510	2,347	2,502	2,700
Other assets	44,836	49,670	47,379	38,229	44,325	39,704	40,269	35,695
Total assets/liabilities & shareholders’ equity	354,778	346,894	351,771	323,743	338,393	337,169	354,478	354,235
Customer deposits **	194,378	195,995	197,252	187,467	194,923	193,431	203,721	202,328
Marketable debt securities **	69,625	66,940	67,086	64,092	66,366	65,816	70,402	69,581
Subordinated debt **	5,369	5,197	4,640	5,805	5,814	5,931	6,121	5,376
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	28,579	28,207	32,434	26,882	29,008	27,320	25,544	26,700
Other liabilities	43,596	37,458	37,221	26,855	28,164	30,517	33,945	35,833
Shareholders’ equity ***	13,231	13,097	13,138	12,642	14,118	14,153	14,745	14,415
Other managed and marketed customer funds	12,638	10,687	9,572	9,645	9,630	9,885	9,994	9,667
Mutual funds	12,638	10,687	9,572	9,645	9,490	9,740	9,849	9,524
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	140	145	145	143
Managed and marketed customer funds	282,009	278,820	278,550	267,010	276,734	275,063	290,238	286,953

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	2.03	2.01	1.98	1.98	1.88	1.91	1.80	1.79
NPL coverage	42.1	42.1	41.6	41.6	42.9	41.1	43.4	41.9
Cost of credit	0.29	0.26	0.26	0.24	0.23	0.22	0.19	0.14

Spread (Retail Banking)	1.53	1.63	1.85	1.98	2.01	2.06	2.08	2.04
Loan spreads	2.78	2.80	2.85	2.84	2.83	2.76	2.69	2.61
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)	(0.70)	(0.61)	(0.57)

United Kingdom

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,234	3,636	598	16.5
Net fees	1,028	1,045	(18)	(1.7)
Gains (losses) on financial transactions	241	424	(183)	(43.2)
Other operating income *	37	37	0	0.2
Gross income	5,541	5,143	398	7.7
Operating expenses	(2,890)	(2,745)	(145)	5.3
General administrative expenses	(2,458)	(2,298)	(160)	7.0
Personnel	(1,613)	(1,476)	(136)	9.2
Other general administrative expenses	(845)	(822)	(23)	2.8
Depreciation and amortisation	(432)	(447)	15	(3.4)
Net operating income	2,651	2,398	253	10.6
Net loan-loss provisions	(332)	(611)	279	(45.7)
Other income	(318)	(248)	(70)	28.0
Profit before taxes	2,001	1,538	463	30.1
Tax on profit	(425)	(318)	(107)	33.8
Profit from continuing operations	1,576	1,221	355	29.1
Net profit from discontinued operations	—	(10)	10	(100.0)
Consolidated profit	1,576	1,211	365	30.2
Minority interests	—	—	—	—
Attributable profit to the Group	1,576	1,211	365	30.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	251,191	247,301	3,890	1.6
Trading portfolio (w/o loans)	39,360	30,860	8,500	27.5
Available-for-sale financial assets	11,197	6,426	4,771	74.2
Due from credit institutions **	14,093	18,341	(4,248)	(23.2)
Intangible assets and property and equipment	2,700	2,674	26	1.0
Other assets	35,695	40,918	(5,224)	(12.8)
Total assets/liabilities & shareholders’ equity	354,235	346,520	7,715	2.2
Customer deposits **	202,328	200,656	1,672	0.8
Marketable debt securities **	69,581	68,602	980	1.4
Subordinated debt **	5,376	6,214	(837)	(13.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,700	28,774	(2,073)	(7.2)
Other liabilities	35,833	28,744	7,089	24.7
Shareholders’ equity ***	14,415	13,531	884	6.5
Other managed and marketed customer funds	9,667	10,324	(657)	(6.4)
Mutual funds	9,524	10,324	(800)	(7.8)
Pension funds	—	—	—	—
Managed portfolios	143	—	143	—
Managed and marketed customer funds	286,953	285,795	1,158	0.4

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	848	854	929	1,004	1,016	1,047	1,073	1,099
Net fees	263	270	258	254	254	250	256	268
Gains (losses) on financial transactions	90	170	76	88	80	70	57	34
Other operating income *	6	7	6	19	15	4	9	9
Gross income	1,208	1,301	1,269	1,365	1,365	1,371	1,395	1,410
Operating expenses	(695)	(704)	(668)	(678)	(712)	(709)	(718)	(750)
General administrative expenses	(591)	(603)	(561)	(542)	(595)	(602)	(626)	(634)
Personnel	(374)	(372)	(347)	(384)	(390)	(391)	(418)	(414)
Other general administrative expenses	(217)	(231)	(215)	(158)	(205)	(211)	(208)	(221)
Depreciation and amortisation	(104)	(101)	(107)	(136)	(117)	(107)	(92)	(116)
Net operating income	513	597	601	687	653	662	676	660
Net loan-loss provisions	(169)	(127)	(164)	(151)	(123)	(88)	(87)	(34)
Other income	(44)	(108)	(27)	(69)	(48)	(64)	(72)	(134)
Profit before taxes	300	361	410	467	482	510	517	492
Tax on profit	(63)	(69)	(86)	(100)	(96)	(106)	(113)	(110)
Profit from continuing operations	237	292	324	368	386	404	404	382
Net profit from discontinued operations	—	(15)	(0)	5	—	—	—	—
Consolidated profit	237	278	324	373	386	404	404	382
Minority interests	0	(0)	0	(0)	—	—	—	—
Attributable profit to the Group	237	278	324	373	386	404	404	382

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	263,184	262,170	254,538	247,301	248,743	246,179	248,428	251,191
Trading portfolio (w/o loans)	40,895	37,969	38,261	30,860	33,485	32,737	35,191	39,360
Available-for-sale financial assets	6,949	6,648	5,783	6,426	8,887	9,956	10,714	11,197
Due from credit institutions **	22,801	17,697	25,561	18,341	18,897	14,808	16,732	14,093
Intangible assets and property and equipment	2,654	2,618	2,583	2,674	2,668	2,416	2,497	2,700
Other assets	48,675	54,663	50,856	40,918	47,130	40,856	40,187	35,695
Total assets/liabilities & shareholders’ equity	385,158	381,766	377,581	346,520	359,811	346,952	353,750	354,235
Customer deposits **	211,023	215,698	211,725	200,656	207,261	199,044	203,303	202,328
Marketable debt securities **	75,587	73,669	72,008	68,602	70,567	67,726	70,257	69,581
Subordinated debt **	5,829	5,720	4,980	6,214	6,182	6,103	6,108	5,376
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	31,026	31,042	34,814	28,774	30,844	28,113	25,492	26,700
Other liabilities	47,329	41,223	39,952	28,744	29,946	31,403	33,875	35,833
Shareholders’ equity ***	14,364	14,413	14,102	13,531	15,011	14,564	14,715	14,415
Other managed and marketed customer funds	13,720	11,761	10,275	10,324	10,240	10,172	9,974	9,667
Mutual funds	13,720	11,761	10,275	10,324	10,090	10,023	9,829	9,524
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	149	149	145	143
Managed and marketed customer funds	306,159	306,848	298,988	285,795	294,250	283,045	289,641	286,953

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

£ million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	3,412	2,930	482	16.5
Net fees	828	842	(14)	(1.7)
Gains (losses) on financial transactions	194	342	(148)	(43.2)
Other operating income *	30	30	0	0.2
Gross income	4,464	4,144	320	7.7
Operating expenses	(2,329)	(2,212)	(117)	5.3
General administrative expenses	(1,980)	(1,852)	(129)	7.0
Personnel	(1,299)	(1,190)	(110)	9.2
Other general administrative expenses	(681)	(662)	(19)	2.8
Depreciation and amortisation	(348)	(360)	12	(3.4)
Net operating income	2,136	1,932	204	10.6
Net loan-loss provisions	(268)	(493)	225	(45.7)
Other income	(256)	(200)	(56)	28.0
Profit before taxes	1,612	1,239	373	30.1
Tax on profit	(342)	(256)	(86)	33.8
Profit from continuing operations	1,270	984	286	29.1
Net profit from discontinued operations	—	(8)	8	(100.0)
Consolidated profit	1,270	976	294	30.2
Minority interests	—	—	—	—
Attributable profit to the Group	1,270	976	294	30.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	195,653	192,623	3,030	1.6
Trading portfolio (w/o loans)	30,657	24,037	6,620	27.5
Available-for-sale financial assets	8,721	5,005	3,716	74.2
Due from credit institutions **	10,977	14,286	(3,309)	(23.2)
Intangible assets and property and equipment	2,103	2,082	20	1.0
Other assets	27,803	31,871	(4,069)	(12.8)
Total assets/liabilities & shareholders’ equity	275,913	269,904	6,009	2.2
Customer deposits **	157,593	156,291	1,303	0.8
Marketable debt securities **	54,197	53,434	763	1.4
Subordinated debt **	4,188	4,840	(652)	(13.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	20,797	22,412	(1,615)	(7.2)
Other liabilities	27,910	22,389	5,522	24.7
Shareholders’ equity ***	11,228	10,539	689	6.5
Other managed and marketed customer funds	7,529	8,041	(512)	(6.4)
Mutual funds	7,418	8,041	(623)	(7.8)
Pension funds	—	—	—	—
Managed portfolios	112	—	112	—
Managed and marketed customer funds	223,508	222,606	902	0.4

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

£ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	683	688	749	809	819	844	864	885
Net fees	212	218	208	205	205	201	206	216
Gains (losses) on financial transactions	73	137	61	71	65	56	46	27
Other operating income *	5	6	5	15	12	3	7	7
Gross income	973	1,048	1,022	1,100	1,100	1,105	1,124	1,136
Operating expenses	(560)	(567)	(538)	(547)	(574)	(571)	(579)	(604)
General administrative expenses	(476)	(486)	(452)	(437)	(479)	(485)	(505)	(511)
Personnel	(301)	(300)	(279)	(309)	(314)	(315)	(337)	(333)
Other general administrative expenses	(175)	(186)	(173)	(128)	(165)	(170)	(168)	(178)
Depreciation and amortisation	(83)	(81)	(86)	(110)	(95)	(86)	(74)	(93)
Net operating income	413	481	484	553	526	533	545	532
Net loan-loss provisions	(137)	(103)	(132)	(121)	(99)	(71)	(70)	(27)
Other income	(35)	(87)	(22)	(55)	(38)	(51)	(58)	(108)
Profit before taxes	241	291	330	377	388	411	417	396
Tax on profit	(51)	(56)	(69)	(80)	(77)	(86)	(91)	(88)
Profit from continuing operations	191	235	261	296	311	325	326	308
Net profit from discontinued operations	—	(12)	(0)	4	—	—	—	—
Consolidated profit	191	224	261	301	311	325	326	308
Minority interests	0	(0)	0	(0)	—	—	—	—
Attributable profit to the Group	191	224	261	301	311	325	326	308

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	204,994	204,204	198,260	192,623	193,746	191,749	193,501	195,653
Trading portfolio (w/o loans)	31,853	29,574	29,801	24,037	26,082	25,499	27,411	30,657
Available-for-sale financial assets	5,412	5,178	4,504	5,005	6,922	7,755	8,345	8,721
Due from credit institutions **	17,759	13,784	19,910	14,286	14,718	11,534	13,033	10,977
Intangible assets and property and equipment	2,068	2,039	2,012	2,082	2,078	1,881	1,945	2,103
Other assets	37,913	42,577	39,611	31,871	36,710	31,823	31,301	27,803
Total assets/liabilities & shareholders’ equity	300,000	297,358	294,098	269,904	280,257	270,241	275,536	275,913
Customer deposits **	164,366	168,007	164,913	156,291	161,436	155,035	158,352	157,593
Marketable debt securities **	58,875	57,381	56,087	53,434	54,964	52,751	54,723	54,197
Subordinated debt **	4,540	4,455	3,879	4,840	4,815	4,754	4,758	4,188
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	24,166	24,179	27,116	22,412	24,024	21,897	19,856	20,797
Other liabilities	36,865	32,109	31,119	22,389	23,325	24,460	26,386	27,910
Shareholders’ equity ***	11,188	11,227	10,984	10,539	11,692	11,344	11,461	11,228
Other managed and marketed customer funds	10,686	9,161	8,003	8,041	7,976	7,923	7,769	7,529
Mutual funds	10,686	9,161	8,003	8,041	7,859	7,807	7,656	7,418
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	116	116	113	112
Managed and marketed customer funds	238,467	239,004	232,882	222,606	229,191	220,463	225,602	223,508

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Latin America

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	13,879	14,913	(1,034)	(6.9)
Net fees	4,565	4,660	(95)	(2.0)
Gains (losses) on financial transactions	538	1,037	(499)	(48.1)
Other operating income *	83	51	32	64.0
Gross income	19,065	20,661	(1,596)	(7.7)
Operating expenses	(8,017)	(8,475)	459	(5.4)
General administrative expenses	(7,226)	(7,580)	354	(4.7)
Personnel	(4,012)	(4,207)	196	(4.7)
Other general administrative expenses	(3,214)	(3,372)	158	(4.7)
Depreciation and amortisation	(790)	(895)	105	(11.7)
Net operating income	11,049	12,186	(1,137)	(9.3)
Net loan-loss provisions	(5,119)	(6,435)	1,316	(20.5)
Other income	(839)	(543)	(295)	54.4
Profit before taxes	5,091	5,207	(116)	(2.2)
Tax on profit	(1,151)	(1,165)	14	(1.2)
Profit from continuing operations	3,940	4,042	(102)	(2.5)
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	3,940	4,042	(102)	(2.5)
Minority interests	790	861	(71)	(8.3)
Attributable profit to the Group	3,150	3,181	(31)	(1.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	144,714	128,684	16,030	12.5
Trading portfolio (w/o loans)	35,886	23,097	12,788	55.4
Available-for-sale financial assets	31,216	20,822	10,394	49.9
Due from credit institutions **	23,899	28,073	(4,174)	(14.9)
Intangible assets and property and equipment	3,967	3,895	72	1.9
Other assets	42,505	40,354	2,151	5.3
Total assets/liabilities & shareholders’ equity	282,187	244,925	37,262	15.2
Customer deposits **	137,726	122,176	15,551	12.7
Marketable debt securities **	31,920	28,987	2,933	10.1
Subordinated debt **	6,467	4,833	1,635	33.8
Insurance liabilities	—	—	—	—
Due to credit institutions **	35,263	24,489	10,773	44.0
Other liabilities	48,053	44,999	3,054	6.8
Shareholders’ equity ***	22,758	19,442	3,316	17.1
Other managed and marketed customer funds	79,294	65,599	13,695	20.9
Mutual funds	66,657	55,835	10,821	19.4
Pension funds	—	—	—	—
Managed portfolios	12,637	9,764	2,874	29.4
Managed and marketed customer funds	255,407	221,595	33,813	15.3

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	14.04	13.76	0.29 p.
Efficiency ratio (with amortisations)	42.0	41.0	1.0 p.
NPL ratio	4.65	5.00	(0.35 p.	)
NPL coverage	84.7	85.4	(0.7 p.	)
Number of employees	85,009	85,320	(311)		(0.4)
Number of branches	5,729	5,789	(60)		(1.0)

Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	3,991	3,927	3,503	3,491	3,346	3,496	3,484	3,553
Net fees	1,228	1,223	1,073	1,137	1,048	1,100	1,176	1,241
Gains (losses) on financial transactions	337	212	333	155	126	115	257	40
Other operating income *	8	22	14	6	(2)	42	21	23
Gross income	5,564	5,385	4,923	4,789	4,517	4,753	4,938	4,857
Operating expenses	(2,138)	(2,162)	(2,049)	(2,127)	(1,879)	(1,952)	(2,073)	(2,113)
General administrative expenses	(1,907)	(1,928)	(1,834)	(1,911)	(1,679)	(1,768)	(1,864)	(1,916)
Personnel	(1,080)	(1,078)	(1,012)	(1,037)	(933)	(991)	(1,032)	(1,055)
Other general administrative expenses	(827)	(850)	(822)	(874)	(746)	(777)	(832)	(861)
Depreciation and amortisation	(231)	(234)	(214)	(216)	(200)	(184)	(210)	(197)
Net operating income	3,426	3,223	2,874	2,662	2,638	2,802	2,864	2,745
Net loan-loss provisions	(1,795)	(1,743)	(1,515)	(1,382)	(1,239)	(1,281)	(1,340)	(1,259)
Other income	(62)	(144)	(144)	(194)	(161)	(179)	(231)	(268)
Profit before taxes	1,569	1,336	1,216	1,087	1,238	1,341	1,293	1,218
Tax on profit	(331)	(291)	(297)	(247)	(328)	(326)	(304)	(193)
Profit from continuing operations	1,238	1,045	919	840	910	1,015	990	1,025
Net profit from discontinued operations	—	—	—	0	—	—	—	—
Consolidated profit	1,238	1,045	919	840	910	1,015	990	1,025
Minority interests	270	210	198	184	199	215	204	172
Attributable profit to the Group	969	835	721	656	712	800	786	853

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	144,798	135,931	131,809	128,684	129,743	136,325	140,656	144,714
Trading portfolio (w/o loans)	31,914	30,457	26,816	23,097	27,301	33,960	37,417	35,886
Available-for-sale financial assets	23,437	21,541	18,741	20,822	26,698	25,052	22,724	31,216
Due from credit institutions **	35,184	23,601	25,046	28,073	22,655	22,442	31,225	23,899
Intangible assets and property and equipment	4,454	4,019	3,912	3,895	3,848	3,852	3,890	3,967
Other assets	45,951	44,133	44,628	40,354	43,344	44,619	45,020	42,505
Total assets/liabilities & shareholders’ equity	285,738	259,683	250,952	244,925	253,589	266,251	280,932	282,187
Customer deposits **	138,957	132,214	128,319	122,176	126,239	127,903	137,480	137,726
Marketable debt securities **	31,978	30,717	28,455	28,987	27,848	31,792	32,935	31,920
Subordinated debt **	5,622	4,190	3,884	4,833	6,661	6,760	6,574	6,467
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	32,951	26,345	25,445	24,489	25,487	30,227	29,652	35,263
Other liabilities	50,405	43,021	43,308	44,999	45,949	48,071	53,033	48,053
Shareholders’ equity ***	25,824	23,196	21,541	19,442	21,405	21,497	21,258	22,758
Other managed and marketed customer funds	70,913	65,527	68,439	65,599	70,867	76,454	80,196	79,294
Mutual funds	61,256	56,411	59,129	55,835	60,256	65,315	67,981	66,657
Pension funds	0	—	(0)	—	—	—	—	—
Managed portfolios	9,657	9,116	9,310	9,764	10,611	11,140	12,215	12,637
Managed and marketed customer funds	247,469	232,647	229,096	221,595	231,615	242,910	257,185	255,407
(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	5.40	5.23	5.29	5.00	5.06	5.03	4.98	4.65
NPL coverage	87.4	86.1	83.6	85.4	86.1	86.3	83.5	84.7
Cost of credit	5.07	4.87	4.73	4.53	4.24	3.95	3.77	3.59

Latin America

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	13,879	13,487	392	2.9
Net fees	4,565	4,184	381	9.1
Gains (losses) on financial transactions	538	917	(379)	(41.3)
Other operating income *	83	44	39	86.7
Gross income	19,065	18,632	433	2.3
Operating expenses	(8,017)	(7,632)	(385)	5.0
General administrative expenses	(7,226)	(6,826)	(400)	5.9
Personnel	(4,012)	(3,788)	(223)	5.9
Other general administrative expenses	(3,214)	(3,037)	(177)	5.8
Depreciation and amortisation	(790)	(806)	16	(2.0)
Net operating income	11,049	11,000	48	0.4
Net loan-loss provisions	(5,119)	(5,864)	745	(12.7)
Other income	(839)	(484)	(355)	73.3
Profit before taxes	5,091	4,652	439	9.4
Tax on profit	(1,151)	(1,021)	(130)	12.7
Profit from continuing operations	3,940	3,631	309	8.5
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	3,940	3,631	309	8.5
Minority interests	790	788	3	0.3
Attributable profit to the Group	3,150	2,843	307	10.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	144,714	129,072	15,643	12.1
Trading portfolio (w/o loans)	35,886	23,624	12,262	51.9
Available-for-sale financial assets	31,216	20,947	10,269	49.0
Due from credit institutions **	23,899	28,525	(4,626)	(16.2)
Intangible assets and property and equipment	3,967	3,894	73	1.9
Other assets	42,505	40,868	1,637	4.0
Total assets/liabilities & shareholders’ equity	282,187	246,930	35,257	14.3
Customer deposits **	137,726	122,851	14,876	12.1
Marketable debt securities **	31,920	29,137	2,783	9.6
Subordinated debt **	6,467	4,857	1,610	33.1
Insurance liabilities	—	—	—	—
Due to credit institutions **	35,263	24,760	10,503	42.4
Other liabilities	48,053	45,597	2,456	5.4
Shareholders’ equity ***	22,758	19,727	3,031	15.4
Other managed and marketed customer funds	79,294	66,936	12,358	18.5
Mutual funds	66,657	56,429	10,228	18.1
Pension funds	—	—	—	—
Managed portfolios	12,637	10,507	2,130	20.3
Managed and marketed customer funds	255,407	223,781	31,627	14.1

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	3,380	3,373	3,332	3,402	3,439	3,465	3,402	3,573
Net fees	1,036	1,041	1,009	1,098	1,075	1,094	1,152	1,244
Gains (losses) on financial transactions	285	182	302	148	126	116	257	39
Other operating income *	6	20	11	7	(3)	42	20	24
Gross income	4,708	4,616	4,655	4,654	4,638	4,717	4,831	4,880
Operating expenses	(1,806)	(1,847)	(1,927)	(2,052)	(1,927)	(1,939)	(2,031)	(2,119)
General administrative expenses	(1,611)	(1,647)	(1,725)	(1,844)	(1,722)	(1,757)	(1,826)	(1,922)
Personnel	(913)	(921)	(952)	(1,002)	(956)	(986)	(1,012)	(1,058)
Other general administrative expenses	(697)	(725)	(772)	(842)	(765)	(771)	(814)	(864)
Depreciation and amortisation	(195)	(201)	(202)	(209)	(206)	(182)	(205)	(198)
Net operating income	2,902	2,769	2,728	2,601	2,711	2,777	2,800	2,761
Net loan-loss provisions	(1,523)	(1,506)	(1,465)	(1,371)	(1,277)	(1,266)	(1,306)	(1,270)
Other income	(48)	(121)	(133)	(182)	(166)	(177)	(224)	(271)
Profit before taxes	1,332	1,142	1,131	1,048	1,267	1,335	1,269	1,219
Tax on profit	(274)	(244)	(270)	(233)	(336)	(324)	(297)	(194)
Profit from continuing operations	1,058	898	860	815	931	1,011	972	1,026
Net profit from discontinued operations	—	—	—	0	—	—	—	—
Consolidated profit	1,058	898	860	815	931	1,011	972	1,026
Minority interests	234	183	189	182	204	214	200	173
Attributable profit to the Group	824	714	672	633	727	797	773	853

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	118,557	122,883	124,900	129,072	129,937	132,932	137,446	144,714
Trading portfolio (w/o loans)	27,684	28,696	26,449	23,624	27,503	33,138	36,255	35,886
Available-for-sale financial assets	18,912	19,420	17,784	20,947	26,306	23,866	21,956	31,216
Due from credit institutions **	29,861	21,935	24,333	28,525	22,835	22,029	30,339	23,899
Intangible assets and property and equipment	3,570	3,584	3,668	3,894	3,808	3,695	3,778	3,967
Other assets	37,227	39,781	42,460	40,868	43,202	42,992	43,744	42,505
Total assets/liabilities & shareholders’ equity	235,811	236,298	239,594	246,930	253,591	258,652	273,518	282,187
Customer deposits **	113,885	119,652	122,090	122,851	126,648	124,826	134,265	137,726
Marketable debt securities **	25,976	27,738	26,883	29,137	27,483	30,412	31,916	31,920
Subordinated debt **	4,517	3,763	3,652	4,857	6,578	6,446	6,366	6,467
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	27,292	24,149	24,365	24,760	25,384	29,300	28,769	35,263
Other liabilities	42,680	39,761	41,903	45,597	45,947	46,652	51,455	48,053
Shareholders’ equity ***	21,460	21,236	20,701	19,727	21,552	21,016	20,746	22,758
Other managed and marketed customer funds	59,357	60,535	66,050	66,936	70,922	74,175	77,944	79,294
Mutual funds	50,423	51,516	56,477	56,429	59,535	62,415	65,569	66,657
Pension funds	0	—	—	—	—	—	—	—
Managed portfolios	8,934	9,019	9,573	10,507	11,387	11,760	12,375	12,637
Managed and marketed customer funds	203,735	211,687	218,674	223,781	231,630	235,859	250,491	255,407

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	2014	2013	Var. (%)	2014	2013	Var. (%)	2014	2013	Var. (%)

Brazil	12,008	13,518	(11.2)	7,092	8,194	(13.5)	1,558	1,577	(1.3)
Mexico	3,072	3,021	1.7	1,812	1,796	0.9	660	713	(7.4)
Chile	2,197	2,249	(2.3)	1,343	1,322	1.5	509	435	17.0
Argentina	1,158	1,283	(9.8)	591	689	(14.2)	298	333	(10.5)
Uruguay	255	253	0.8	97	91	6.6	54	53	1.9
Peru	52	41	26.5	35	27	29.3	24	19	24.7
Rest	32	7	391.3	(62)	(81)	(23.3)	(54)	(56)	(3.7)
Subtotal	18,773	20,371	(7.8)	10,907	12,037	(9.4)	3,049	3,074	(0.8)
Santander Private Banking	292	290	0.8	142	149	(4.3)	101	107	(4.8)
Total	19,065	20,661	(7.7)	11,049	12,186	(9.3)	3,150	3,181	(1.0)

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group
	2014	2013	Var. (%)	2014	2013	Var. (%)	2014	2013	Var. (%)
Brazil	12,008	12,363	(2.9)	7,092	7,494	(5.4)	1,558	1,443	8.0
Mexico	3,072	2,898	6.0	1,812	1,723	5.2	660	684	(3.5)
Chile	2,197	1,951	12.6	1,343	1,147	17.0	509	378	34.8
Argentina	1,158	862	34.3	591	463	27.8	298	223	33.3
Uruguay	255	222	14.9	97	80	21.6	54	47	16.2
Peru	52	39	33.0	35	26	36.0	24	18	31.1
Rest	32	6	394.9	(62)	(81)	(22.9)	(54)	(56)	(3.1)
Subtotal	18,773	18,342	2.3	10,907	10,851	0.5	3,049	2,737	11.4
Santander Private Banking	292	290	0.7	142	149	(4.4)	101	107	(4.9)
Total	19,065	18,632	2.3	11,049	11,000	0.4	3,150	2,843	10.8

Brazil

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	8,959	10,067	(1,108)	(11.0)
Net fees	2,836	2,871	(35)	(1.2)
Gains (losses) on financial transactions	96	540	(444)	(82.2)
Other operating income *	117	41	76	187.8
Gross income	12,008	13,518	(1,510)	(11.2)
Operating expenses	(4,916)	(5,324)	408	(7.7)
General administrative expenses	(4,407)	(4,743)	336	(7.1)
Personnel	(2,386)	(2,563)	177	(6.9)
Other general administrative expenses	(2,021)	(2,180)	159	(7.3)
Depreciation and amortisation	(509)	(581)	72	(12.4)
Net operating income	7,092	8,194	(1,102)	(13.5)
Net loan-loss provisions	(3,682)	(4,894)	1,212	(24.8)
Other income	(805)	(499)	(307)	61.5
Profit before taxes	2,604	2,802	(197)	(7.0)
Tax on profit	(679)	(763)	85	(11.1)
Profit from continuing operations	1,926	2,039	(113)	(5.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,926	2,039	(113)	(5.5)
Minority interests	368	461	(93)	(20.2)
Attributable profit to the Group	1,558	1,577	(20)	(1.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	74,373	66,446	7,927	11.9
Trading portfolio (w/o loans)	18,256	10,321	7,935	76.9
Available-for-sale financial assets	22,939	14,175	8,764	61.8
Due from credit institutions **	10,276	14,734	(4,458)	(30.3)
Intangible assets and property and equipment	2,640	2,793	(153)	(5.5)
Other assets	27,803	25,456	2,347	9.2
Total assets/liabilities & shareholders’ equity	156,287	133,925	22,362	16.7
Customer deposits **	68,539	61,490	7,049	11.5
Marketable debt securities **	21,903	20,002	1,901	9.5
Subordinated debt **	4,368	2,734	1,634	59.8
Insurance liabilities	—	—	—	—
Due to credit institutions **	22,826	12,929	9,897	76.6
Other liabilities	25,684	25,229	455	1.8
Shareholders’ equity ***	12,967	11,542	1,425	12.4
Other managed and marketed customer funds	49,806	42,640	7,166	16.8
Mutual funds	46,559	39,675	6,884	17.3
Pension funds	—	—	—	—
Managed portfolios	3,248	2,965	282	9.5
Managed and marketed customer funds	144,616	126,866	17,750	14.0

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	13.28	12.64	0.64 p.
Efficiency ratio (with amortisations)	40.9	39.4	1.6 p.
NPL ratio	5.05	5.64	(0.59 p. )
NPL coverage	95.4	95.1	0.3 p.
Number of employees	46,464	49,371	(2,907)	(5.9)
Number of branches	3,411	3,566	(155)	(4.3)

Brazil

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	2,801	2,712	2,266	2,287	2,199	2,295	2,277	2,188
Net fees	762	772	633	705	629	685	741	781
Gains (losses) on financial transactions	215	62	203	60	17	(37)	147	(31)
Other operating income *	3	6	12	19	7	44	26	40
Gross income	3,781	3,552	3,115	3,070	2,851	2,986	3,192	2,978
Operating expenses	(1,359)	(1,356)	(1,263)	(1,346)	(1,133)	(1,196)	(1,291)	(1,296)
General administrative expenses	(1,207)	(1,202)	(1,127)	(1,207)	(1,006)	(1,074)	(1,154)	(1,174)
Personnel	(674)	(647)	(597)	(645)	(550)	(591)	(621)	(625)
Other general administrative expenses	(534)	(555)	(530)	(561)	(456)	(483)	(533)	(549)
Depreciation and amortisation	(152)	(154)	(136)	(139)	(127)	(122)	(137)	(123)
Net operating income	2,422	2,196	1,852	1,724	1,719	1,791	1,900	1,682
Net loan-loss provisions	(1,471)	(1,372)	(1,065)	(985)	(905)	(933)	(958)	(887)
Other income	(78)	(133)	(126)	(162)	(143)	(166)	(253)	(244)
Profit before taxes	873	691	661	577	671	693	689	551
Tax on profit	(221)	(165)	(192)	(185)	(202)	(188)	(170)	(118)
Profit from continuing operations	652	525	469	392	469	504	520	433
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	652	525	469	392	469	504	520	433
Minority interests	154	105	111	91	106	110	111	42
Attributable profit to the Group	499	420	358	301	364	395	409	391

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	77,918	71,296	69,395	66,446	68,518	71,475	72,918	74,373
Trading portfolio (w/o loans)	11,824	12,276	11,663	10,321	11,314	16,954	18,130	18,256
Available-for-sale financial assets	16,766	14,848	12,273	14,175	19,790	18,352	15,290	22,939
Due from credit institutions **	15,402	11,171	11,681	14,734	9,048	10,129	14,982	10,276
Intangible assets and property and equipment	3,330	2,965	2,863	2,793	2,797	2,796	2,742	2,640
Other assets	33,640	32,258	31,265	25,456	29,629	31,608	30,763	27,803
Total assets/liabilities & shareholders’ equity	158,880	144,814	139,140	133,925	141,097	151,315	154,824	156,287
Customer deposits **	75,162	69,199	65,801	61,490	65,934	68,450	70,892	68,539
Marketable debt securities **	21,850	21,453	20,000	20,002	19,898	21,772	22,999	21,903
Subordinated debt **	4,438	3,130	2,858	2,734	4,585	4,821	4,372	4,368
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	18,084	14,571	14,601	12,929	13,824	16,122	16,651	22,826
Other liabilities	24,354	23,075	23,286	25,229	25,066	27,974	28,368	25,684
Shareholders’ equity ***	14,992	13,386	12,595	11,542	11,789	12,176	11,542	12,967
Other managed and marketed customer funds	45,783	41,585	45,571	42,640	45,749	49,593	50,864	49,806
Mutual funds	42,227	38,469	42,445	39,675	42,602	46,394	47,513	46,559
Pension funds	0	—	—	—	—	—	—	—
Managed portfolios	3,556	3,116	3,126	2,965	3,147	3,199	3,351	3,248
Managed and marketed customer funds	147,233	135,368	134,230	126,866	136,165	144,636	149,127	144,616

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	6.90	6.49	6.12	5.64	5.74	5.78	5.64	5.05
NPL coverage	90.4	91.3	92.0	95.1	95.2	94.8	91.4	95.4
Cost of credit	7.46	7.07	6.72	6.34	5.82	5.38	5.14	4.91

Spread (Retail Banking)	13.81	13.26	12.77	12.77	12.66	12.52	11.98	11.75
Loan spreads	13.09	12.51	11.93	11.82	11.76	11.60	10.98	10.79
Deposit spreads	0.72	0.75	0.84	0.95	0.90	0.92	1.00	0.96

Brazil

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	8,959	9,207	(248)	(2.7)
Net fees	2,836	2,625	211	8.0
Gains (losses) on financial transactions	96	494	(398)	(80.6)
Other operating income *	117	37	80	214.7
Gross income	12,008	12,363	(356)	(2.9)
Operating expenses	(4,916)	(4,869)	(47)	1.0
General administrative expenses	(4,407)	(4,338)	(69)	1.6
Personnel	(2,386)	(2,344)	(42)	1.8
Other general administrative expenses	(2,021)	(1,994)	(27)	1.4
Depreciation and amortisation	(509)	(531)	22	(4.2)
Net operating income	7,092	7,494	(402)	(5.4)
Net loan-loss provisions	(3,682)	(4,476)	794	(17.7)
Other income	(805)	(456)	(349)	76.5
Profit before taxes	2,604	2,562	42	1.6
Tax on profit	(679)	(698)	19	(2.8)
Profit from continuing operations	1,926	1,864	61	3.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,926	1,864	61	3.3
Minority interests	368	422	(54)	(12.7)
Attributable profit to the Group	1,558	1,443	115	8.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	74,373	67,207	7,166	10.7
Trading portfolio (w/o loans)	18,256	10,439	7,817	74.9
Available-for-sale financial assets	22,939	14,337	8,602	60.0
Due from credit institutions **	10,276	14,903	(4,627)	(31.0)
Intangible assets and property and equipment	2,640	2,825	(185)	(6.6)
Other assets	27,803	25,748	2,055	8.0
Total assets/liabilities & shareholders’ equity	156,287	135,459	20,828	15.4
Customer deposits **	68,539	62,195	6,344	10.2
Marketable debt securities **	21,903	20,231	1,672	8.3
Subordinated debt **	4,368	2,765	1,603	58.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	22,826	13,077	9,749	74.6
Other liabilities	25,684	25,518	166	0.7
Shareholders’ equity ***	12,967	11,674	1,293	11.1
Other managed and marketed customer funds	49,806	43,129	6,677	15.5
Mutual funds	46,559	40,130	6,429	16.0
Pension funds	—	—	—	—
Managed portfolios	3,248	2,999	248	8.3
Managed and marketed customer funds	144,616	128,319	16,297	12.7

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Brazil

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	2,368	2,343	2,223	2,274	2,285	2,250	2,195	2,229
Net fees	644	666	620	695	653	672	717	794
Gains (losses) on financial transactions	182	55	192	66	17	(38)	147	(31)
Other operating income *	3	5	11	18	7	44	25	41
Gross income	3,196	3,069	3,045	3,053	2,962	2,929	3,084	3,033
Operating expenses	(1,149)	(1,171)	(1,225)	(1,324)	(1,177)	(1,173)	(1,248)	(1,318)
General administrative expenses	(1,020)	(1,038)	(1,093)	(1,187)	(1,045)	(1,054)	(1,116)	(1,193)
Personnel	(569)	(559)	(580)	(635)	(571)	(580)	(600)	(636)
Other general administrative expenses	(451)	(479)	(513)	(551)	(474)	(474)	(516)	(558)
Depreciation and amortisation	(128)	(133)	(132)	(138)	(132)	(119)	(133)	(125)
Net operating income	2,047	1,898	1,820	1,729	1,785	1,756	1,836	1,715
Net loan-loss provisions	(1,244)	(1,186)	(1,053)	(993)	(940)	(914)	(924)	(904)
Other income	(66)	(114)	(120)	(156)	(148)	(163)	(247)	(248)
Profit before taxes	738	598	647	579	698	679	665	563
Tax on profit	(187)	(143)	(185)	(183)	(210)	(184)	(163)	(122)
Profit from continuing operations	551	455	461	397	487	495	502	442
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	551	455	461	397	487	495	502	442
Minority interests	130	91	108	92	110	108	107	44
Attributable profit to the Group	421	363	353	305	378	387	395	398

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	62,183	63,973	65,514	67,207	66,538	66,582	69,780	74,373
Trading portfolio (w/o loans)	9,437	11,015	11,011	10,439	10,987	15,794	17,349	18,256
Available-for-sale financial assets	13,380	13,323	11,587	14,337	19,218	17,096	14,632	22,939
Due from credit institutions **	12,291	10,024	11,027	14,903	8,787	9,436	14,337	10,276
Intangible assets and property and equipment	2,658	2,660	2,703	2,825	2,716	2,605	2,624	2,640
Other assets	26,846	28,945	29,517	25,748	28,772	29,444	29,439	27,803
Total assets/liabilities & shareholders’ equity	126,796	129,940	131,360	135,459	137,018	140,955	148,161	156,287
Customer deposits **	59,984	62,092	62,121	62,195	64,028	63,764	67,841	68,539
Marketable debt securities **	17,437	19,249	18,882	20,231	19,323	20,282	22,009	21,903
Subordinated debt **	3,542	2,809	2,698	2,765	4,452	4,491	4,183	4,368
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	14,432	13,074	13,785	13,077	13,425	15,018	15,934	22,826
Other liabilities	19,436	20,705	21,983	25,518	24,342	26,059	27,147	25,684
Shareholders’ equity ***	11,965	12,011	11,891	11,674	11,449	11,343	11,046	12,967
Other managed and marketed customer funds	36,538	37,314	43,023	43,129	44,426	46,198	48,675	49,806
Mutual funds	33,700	34,518	40,072	40,130	41,370	43,218	45,468	46,559
Pension funds	0	—	—	—	—	—	—	—
Managed portfolios	2,838	2,796	2,951	2,999	3,056	2,980	3,207	3,248
Managed and marketed customer funds	117,500	121,464	126,724	128,319	132,229	134,734	142,709	144,616

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Mexico

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	2,182	2,120	62	2.9
Net fees	770	783	(12)	(1.6)
Gains (losses) on financial transactions	165	141	24	17.0
Other operating income *	(45)	(23)	(22)	94.6
Gross income	3,072	3,021	52	1.7
Operating expenses	(1,260)	(1,225)	(36)	2.9
General administrative expenses	(1,129)	(1,105)	(24)	2.1
Personnel	(607)	(593)	(14)	2.4
Other general administrative expenses	(522)	(512)	(10)	1.9
Depreciation and amortisation	(131)	(120)	(12)	9.9
Net operating income	1,812	1,796	16	0.9
Net loan-loss provisions	(756)	(801)	44	(5.5)
Other income	2	17	(15)	(89.8)
Profit before taxes	1,057	1,012	45	4.5
Tax on profit	(207)	(79)	(127)	160.7
Profit from continuing operations	851	933	(82)	(8.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	851	933	(82)	(8.8)
Minority interests	191	220	(29)	(13.4)
Attributable profit to the Group	660	713	(53)	(7.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	25,873	22,269	3,604	16.2
Trading portfolio (w/o loans)	10,185	8,685	1,500	17.3
Available-for-sale financial assets	4,624	3,387	1,238	36.6
Due from credit institutions **	7,058	7,975	(917)	(11.5)
Intangible assets and property and equipment	440	402	38	9.5
Other assets	5,545	5,681	(136)	(2.4)
Total assets/liabilities & shareholders’ equity	53,726	48,398	5,328	11.0
Customer deposits **	28,627	24,663	3,964	16.1
Marketable debt securities **	3,266	2,896	370	12.8
Subordinated debt **	1,088	931	157	16.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	6,152	5,494	658	12.0
Other liabilities	11,004	11,601	(597)	(5.1)
Shareholders’ equity ***	3,589	2,814	775	27.5
Other managed and marketed customer funds	11,523	10,349	1,174	11.3
Mutual funds	11,523	10,349	1,174	11.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	44,504	38,838	5,665	14.6

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	14.25	15.15	(0.91 p.	)
Efficiency ratio (with amortisations)	41.0	40.5	0.5 p.
NPL ratio	3.84	3.66	0.18 p.
NPL coverage	86.1	97.5	(11.4 p.	)
Number of employees	16,933	14,745	2,188		14.8
Number of branches	1,347	1,258	89		7.1

Mexico

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	516	541	533	531	509	529	561	584
Net fees	208	189	197	188	190	191	192	198
Gains (losses) on financial transactions	54	59	31	(3)	27	62	53	23
Other operating income *	(8)	5	(10)	(11)	(12)	(7)	(15)	(10)
Gross income	770	795	751	705	713	775	791	793
Operating expenses	(299)	(304)	(307)	(315)	(307)	(312)	(319)	(322)
General administrative expenses	(268)	(272)	(277)	(288)	(273)	(281)	(286)	(288)
Personnel	(147)	(151)	(155)	(141)	(142)	(148)	(156)	(162)
Other general administrative expenses	(122)	(121)	(122)	(148)	(131)	(133)	(130)	(127)
Depreciation and amortisation	(30)	(33)	(30)	(27)	(33)	(31)	(33)	(34)
Net operating income	472	490	444	390	407	463	471	471
Net loan-loss provisions	(142)	(184)	(257)	(218)	(179)	(191)	(210)	(177)
Other income	26	(2)	(3)	(4)	(2)	(2)	6	(1)
Profit before taxes	355	305	184	168	226	271	267	293
Tax on profit	(40)	(42)	(22)	25	(48)	(56)	(50)	(52)
Profit from continuing operations	315	263	162	193	178	214	217	242
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	315	263	162	193	178	214	217	242
Minority interests	74	63	39	44	40	46	49	56
Attributable profit to the Group	241	199	123	149	138	169	167	186

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	23,279	22,440	21,007	22,269	22,381	24,516	26,162	25,873
Trading portfolio (w/o loans)	14,661	12,644	10,306	8,685	11,293	11,603	12,469	10,185
Available-for-sale financial assets	2,386	3,192	3,116	3,387	3,475	3,944	4,097	4,624
Due from credit institutions **	12,927	5,857	7,518	7,975	8,347	6,975	9,606	7,058
Intangible assets and property and equipment	400	380	377	402	395	397	392	440
Other assets	5,131	4,774	4,931	5,681	5,637	5,494	5,463	5,545
Total assets/liabilities & shareholders’ equity	58,785	49,287	47,254	48,398	51,529	52,928	58,189	53,726
Customer deposits **	26,014	26,497	25,783	24,663	25,592	24,803	28,691	28,627
Marketable debt securities **	3,642	3,214	2,456	2,896	2,496	3,818	3,791	3,266
Subordinated debt **	—	—	—	931	946	971	1,027	1,088
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	8,085	4,828	4,472	5,494	5,922	7,840	6,576	6,152
Other liabilities	16,580	10,676	11,028	11,601	12,808	11,684	14,142	11,004
Shareholders’ equity ***	4,463	4,072	3,515	2,814	3,765	3,812	3,962	3,589
Other managed and marketed customer funds	11,300	10,789	10,293	10,349	11,016	11,724	12,406	11,523
Mutual funds	11,300	10,789	10,293	10,349	11,016	11,724	12,406	11,523
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	40,957	40,500	38,532	38,838	40,049	41,316	45,915	44,504

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	1.92	2.20	3.58	3.66	3.62	3.52	3.74	3.84
NPL coverage	157.1	142.7	99.0	97.5	98.6	96.6	90.1	86.1
Cost of credit	2.46	2.73	3.27	3.47	3.59	3.58	3.26	2.98

Spread (Retail Banking)	10.32	10.05	9.90	9.74	9.69	9.29	9.07	9.04
Loan spreads	8.46	8.41	8.34	8.23	8.17	7.83	7.69	7.71
Deposit spreads	1.86	1.64	1.56	1.51	1.52	1.46	1.38	1.33

Mexico

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	2,182	2,034	148	7.3
Net fees	770	751	19	2.6
Gains (losses) on financial transactions	165	135	30	21.9
Other operating income *	(45)	(22)	(23)	102.9
Gross income	3,072	2,898	174	6.0
Operating expenses	(1,260)	(1,175)	(85)	7.2
General administrative expenses	(1,129)	(1,060)	(68)	6.5
Personnel	(607)	(569)	(38)	6.7
Other general administrative expenses	(522)	(491)	(30)	6.2
Depreciation and amortisation	(131)	(115)	(17)	14.6
Net operating income	1,812	1,723	89	5.2
Net loan-loss provisions	(756)	(768)	12	(1.6)
Other income	2	17	(15)	(89.4)
Profit before taxes	1,057	971	86	8.9
Tax on profit	(207)	(76)	(131)	171.8
Profit from continuing operations	851	895	(44)	(4.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	851	895	(44)	(4.9)
Minority interests	191	211	(21)	(9.7)
Attributable profit to the Group	660	684	(24)	(3.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	25,873	22,525	3,348	14.9
Trading portfolio (w/o loans)	10,185	8,785	1,401	15.9
Available-for-sale financial assets	4,624	3,425	1,199	35.0
Due from credit institutions **	7,058	8,066	(1,008)	(12.5)
Intangible assets and property and equipment	440	407	34	8.3
Other assets	5,545	5,746	(201)	(3.5)
Total assets/liabilities & shareholders’ equity	53,726	48,954	4,772	9.7
Customer deposits **	28,627	24,946	3,681	14.8
Marketable debt securities **	3,266	2,929	336	11.5
Subordinated debt **	1,088	942	147	15.6
Insurance liabilities	—	—	—	—
Due to credit institutions **	6,152	5,557	595	10.7
Other liabilities	11,004	11,734	(730)	(6.2)
Shareholders’ equity ***	3,589	2,847	743	26.1
Other managed and marketed customer funds	11,523	10,468	1,055	10.1
Mutual funds	11,523	10,468	1,055	10.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	44,504	39,284	5,219	13.3

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Mexico

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	489	498	516	532	523	534	552	573
Net fees	197	174	191	189	195	193	189	194
Gains (losses) on financial transactions	51	55	30	(1)	27	63	52	22
Other operating income *	(8)	5	(9)	(10)	(13)	(7)	(15)	(10)
Gross income	729	732	728	709	733	783	778	778
Operating expenses	(283)	(280)	(297)	(315)	(315)	(315)	(314)	(316)
General administrative expenses	(254)	(250)	(268)	(288)	(281)	(284)	(282)	(283)
Personnel	(139)	(139)	(150)	(141)	(146)	(149)	(154)	(159)
Other general administrative expenses	(115)	(111)	(118)	(147)	(135)	(135)	(128)	(124)
Depreciation and amortisation	(29)	(30)	(29)	(27)	(34)	(31)	(33)	(33)
Net operating income	446	452	431	394	418	468	464	462
Net loan-loss provisions	(134)	(170)	(247)	(218)	(183)	(193)	(207)	(173)
Other income	24	(2)	(3)	(3)	(2)	(2)	6	(1)
Profit before taxes	336	280	181	174	233	274	263	288
Tax on profit	(38)	(39)	(21)	22	(50)	(57)	(50)	(50)
Profit from continuing operations	298	241	160	196	183	217	214	238
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	298	241	160	196	183	217	214	238
Minority interests	70	58	38	45	41	46	49	55
Attributable profit to the Group	228	183	122	151	142	171	165	183

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	20,604	21,402	20,981	22,525	22,565	24,303	24,888	25,873
Trading portfolio (w/o loans)	12,976	12,059	10,293	8,785	11,386	11,502	11,862	10,185
Available-for-sale financial assets	2,112	3,044	3,112	3,425	3,504	3,910	3,898	4,624
Due from credit institutions **	11,442	5,586	7,509	8,066	8,416	6,914	9,138	7,058
Intangible assets and property and equipment	354	363	377	407	398	393	373	440
Other assets	4,542	4,553	4,925	5,746	5,683	5,446	5,197	5,545
Total assets/liabilities & shareholders’ equity	52,029	47,007	47,196	48,954	51,952	52,467	55,355	53,726
Customer deposits **	23,025	25,271	25,752	24,946	25,802	24,587	27,294	28,627
Marketable debt securities **	3,224	3,065	2,453	2,929	2,516	3,785	3,606	3,266
Subordinated debt **	—	—	—	942	954	962	977	1,088
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	7,156	4,605	4,467	5,557	5,971	7,772	6,256	6,152
Other liabilities	14,674	10,182	11,014	11,734	12,913	11,582	13,453	11,004
Shareholders’ equity ***	3,950	3,883	3,511	2,847	3,796	3,779	3,769	3,589
Other managed and marketed customer funds	10,001	10,290	10,281	10,468	11,106	11,622	11,802	11,523
Mutual funds	10,001	10,290	10,281	10,468	11,106	11,622	11,802	11,523
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	36,250	38,626	38,486	39,284	40,378	40,956	43,679	44,504

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Chile

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	1,734	1,696	38	2.2
Net fees	329	371	(42)	(11.4)
Gains (losses) on financial transactions	116	167	(51)	(30.5)
Other operating income *	18	14	3	22.5
Gross income	2,197	2,249	(52)	(2.3)
Operating expenses	(854)	(926)	72	(7.8)
General administrative expenses	(782)	(819)	36	(4.4)
Personnel	(484)	(507)	23	(4.6)
Other general administrative expenses	(299)	(312)	13	(4.1)
Depreciation and amortisation	(72)	(108)	36	(33.5)
Net operating income	1,343	1,322	20	1.5
Net loan-loss provisions	(521)	(597)	76	(12.8)
Other income	(24)	4	(28)	—
Profit before taxes	798	730	68	9.3
Tax on profit	(59)	(107)	48	(45.1)
Profit from continuing operations	739	623	116	18.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	739	623	116	18.7
Minority interests	230	187	42	22.7
Attributable profit to the Group	509	435	74	17.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	30,550	28,783	1,767	6.1
Trading portfolio (w/o loans)	3,075	1,388	1,687	121.5
Available-for-sale financial assets	2,274	2,385	(111)	(4.7)
Due from credit institutions **	3,837	2,599	1,238	47.7
Intangible assets and property and equipment	347	327	20	6.2
Other assets	2,680	3,072	(392)	(12.8)
Total assets/liabilities & shareholders’ equity	42,763	38,553	4,210	10.9
Customer deposits **	23,352	20,988	2,364	11.3
Marketable debt securities **	6,650	6,022	628	10.4
Subordinated debt **	985	1,147	(163)	(14.2)
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,382	4,253	129	3.0
Other liabilities	4,932	4,021	911	22.6
Shareholders’ equity ***	2,463	2,122	341	16.1
Other managed and marketed customer funds	7,256	5,469	1,787	32.7
Mutual funds	5,564	4,067	1,497	36.8
Pension funds	—	—	—	—
Managed portfolios	1,693	1,402	291	20.7
Managed and marketed customer funds	38,242	33,626	4,616	13.7

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	19.89	17.19	2.70 p.
Efficiency ratio (with amortisations)	38.9	41.2	(2.3 p. )
NPL ratio	5.97	5.91	0.06 p.
NPL coverage	52.4	51.1	1.3 p.
Number of employees	12,081	12,200	(119)	(1.0)
Number of branches	475	493	(18)	(3.7)

Chile

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	410	406	446	434	408	447	387	491
Net fees	102	96	87	87	81	78	83	86
Gains (losses) on financial transactions	31	53	38	45	39	20	30	28
Other operating income *	7	5	2	(0)	5	5	5	3
Gross income	550	560	573	566	533	551	505	608
Operating expenses	(232)	(245)	(231)	(218)	(201)	(210)	(217)	(226)
General administrative expenses	(203)	(219)	(203)	(194)	(180)	(197)	(197)	(209)
Personnel	(124)	(136)	(126)	(121)	(108)	(123)	(122)	(131)
Other general administrative expenses	(78)	(83)	(78)	(73)	(72)	(74)	(75)	(78)
Depreciation and amortisation	(29)	(27)	(27)	(24)	(21)	(13)	(20)	(18)
Net operating income	319	314	342	348	332	341	288	382
Net loan-loss provisions	(155)	(147)	(153)	(142)	(116)	(118)	(131)	(156)
Other income	(1)	3	6	(4)	(7)	(3)	3	(18)
Profit before taxes	163	170	194	203	209	220	160	209
Tax on profit	(15)	(30)	(28)	(34)	(33)	(29)	(25)	28
Profit from continuing operations	148	140	166	169	176	192	136	236
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	148	140	166	169	176	192	136	236
Minority interests	44	43	50	50	53	59	43	74
Attributable profit to the Group	103	97	116	119	123	132	92	162

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	31,615	30,085	29,697	28,783	27,993	28,701	29,057	30,550
Trading portfolio (w/o loans)	1,549	1,470	1,086	1,388	1,764	2,106	2,723	3,075
Available-for-sale financial assets	3,133	2,368	2,485	2,385	2,454	1,796	2,192	2,274
Due from credit institutions **	3,720	3,122	2,888	2,599	2,922	2,851	3,630	3,837
Intangible assets and property and equipment	376	341	324	327	313	281	295	347
Other assets	2,764	2,661	3,274	3,072	2,562	2,091	2,749	2,680
Total assets/liabilities & shareholders’ equity	43,156	40,046	39,753	38,553	38,009	37,826	40,647	42,763
Customer deposits **	23,224	21,961	22,076	20,988	20,436	19,929	21,294	23,352
Marketable debt securities **	6,461	6,026	5,949	6,022	5,399	6,146	6,047	6,650
Subordinated debt **	1,164	1,039	1,005	1,147	1,110	948	1,152	985
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	5,284	4,691	4,615	4,253	4,548	4,643	5,129	4,382
Other liabilities	4,174	4,015	3,894	4,021	4,041	3,941	4,812	4,932
Shareholders’ equity ***	2,849	2,313	2,213	2,122	2,476	2,219	2,213	2,463
Other managed and marketed customer funds	6,286	5,686	5,670	5,469	5,864	6,346	6,777	7,256
Mutual funds	4,844	4,349	4,290	4,067	4,427	4,850	5,194	5,564
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,442	1,337	1,380	1,402	1,437	1,496	1,583	1,693
Managed and marketed customer funds	37,135	34,712	34,700	33,626	32,808	33,368	35,270	38,242

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	5.51	5.81	6.00	5.91	5.99	5.94	5.98	5.97
NPL coverage	53.9	49.9	49.7	51.1	50.7	51.7	52.3	52.4
Cost of credit	1.95	2.00	1.96	1.92	1.82	1.76	1.71	1.75

Spread (Retail Banking)	6.70	6.74	6.43	6.29	6.33	6.37	6.32	6.14
Loan spreads	4.31	4.27	4.01	3.98	3.98	4.00	3.97	3.87
Deposit spreads	2.39	2.47	2.42	2.31	2.35	2.37	2.35	2.27

Chile

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	1,734	1,472	262	17.8
Net fees	329	322	7	2.2
Gains (losses) on financial transactions	116	145	(29)	(19.9)
Other operating income *	18	12	5	41.2
Gross income	2,197	1,951	246	12.6
Operating expenses	(854)	(804)	(50)	6.3
General administrative expenses	(782)	(710)	(72)	10.2
Personnel	(484)	(440)	(44)	10.0
Other general administrative expenses	(299)	(270)	(28)	10.5
Depreciation and amortisation	(72)	(93)	22	(23.4)
Net operating income	1,343	1,147	195	17.0
Net loan-loss provisions	(521)	(518)	(3)	0.5
Other income	(24)	4	(28)	—
Profit before taxes	798	633	165	26.0
Tax on profit	(59)	(93)	34	(36.7)
Profit from continuing operations	739	540	199	36.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	739	540	199	36.8
Minority interests	230	163	67	41.4
Attributable profit to the Group	509	378	132	34.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	30,550	28,285	2,265	8.0
Trading portfolio (w/o loans)	3,075	1,364	1,711	125.4
Available-for-sale financial assets	2,274	2,344	(70)	(3.0)
Due from credit institutions **	3,837	2,554	1,283	50.2
Intangible assets and property and equipment	347	321	26	8.1
Other assets	2,680	3,019	(339)	(11.2)
Total assets/liabilities & shareholders’ equity	42,763	37,887	4,876	12.9
Customer deposits **	23,352	20,625	2,727	13.2
Marketable debt securities **	6,650	5,918	732	12.4
Subordinated debt **	985	1,128	(143)	(12.7)
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,382	4,180	202	4.8
Other liabilities	4,932	3,952	980	24.8
Shareholders’ equity ***	2,463	2,085	377	18.1
Other managed and marketed customer funds	7,256	5,374	1,882	35.0
Mutual funds	5,564	3,997	1,567	39.2
Pension funds	—	—	—	—
Managed portfolios	1,693	1,378	315	22.8
Managed and marketed customer funds	38,242	33,045	5,197	15.7

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Chile

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	338	339	394	401	407	449	392	486
Net fees	84	80	77	81	81	79	84	85
Gains (losses) on financial transactions	26	44	34	42	39	20	30	28
Other operating income *	6	5	2	(0)	5	5	5	3
Gross income	454	468	507	523	532	553	510	601
Operating expenses	(191)	(205)	(205)	(203)	(201)	(211)	(219)	(223)
General administrative expenses	(167)	(183)	(181)	(180)	(180)	(198)	(199)	(206)
Personnel	(102)	(114)	(112)	(112)	(108)	(124)	(124)	(129)
Other general administrative expenses	(65)	(69)	(69)	(68)	(72)	(74)	(76)	(77)
Depreciation and amortisation	(24)	(22)	(24)	(23)	(21)	(13)	(20)	(17)
Net operating income	263	263	302	320	331	342	292	378
Net loan-loss provisions	(127)	(123)	(136)	(131)	(116)	(118)	(132)	(154)
Other income	(1)	3	5	(3)	(7)	(3)	3	(18)
Profit before taxes	134	142	171	186	209	221	162	206
Tax on profit	(13)	(25)	(24)	(31)	(33)	(29)	(25)	28
Profit from continuing operations	122	117	146	155	176	192	137	234
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	122	117	146	155	176	192	137	234
Minority interests	36	36	44	46	53	60	44	73
Attributable profit to the Group	85	81	102	109	123	133	93	161

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	25,929	26,992	27,505	28,285	28,959	29,353	29,786	30,550
Trading portfolio (w/o loans)	1,271	1,319	1,005	1,364	1,825	2,153	2,792	3,075
Available-for-sale financial assets	2,569	2,124	2,301	2,344	2,538	1,837	2,247	2,274
Due from credit institutions **	3,051	2,801	2,674	2,554	3,023	2,916	3,721	3,837
Intangible assets and property and equipment	308	306	300	321	324	288	303	347
Other assets	2,266	2,387	3,032	3,019	2,651	2,138	2,818	2,680
Total assets/liabilities & shareholders’ equity	35,394	35,929	36,818	37,887	39,319	38,684	41,667	42,763
Customer deposits **	19,047	19,703	20,446	20,625	21,140	20,381	21,829	23,352
Marketable debt securities **	5,299	5,407	5,510	5,918	5,585	6,285	6,198	6,650
Subordinated debt **	955	932	931	1,128	1,149	969	1,181	985
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	4,333	4,209	4,274	4,180	4,704	4,748	5,258	4,382
Other liabilities	3,423	3,602	3,607	3,952	4,180	4,031	4,932	4,932
Shareholders’ equity ***	2,337	2,075	2,050	2,085	2,561	2,270	2,268	2,463
Other managed and marketed customer funds	5,155	5,101	5,251	5,374	6,066	6,490	6,947	7,256
Mutual funds	3,972	3,902	3,973	3,997	4,580	4,960	5,325	5,564
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,183	1,199	1,278	1,378	1,486	1,530	1,622	1,693
Managed and marketed customer funds	30,456	31,144	32,138	33,045	33,940	34,126	36,155	38,242

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,642	4,172	471	11.3
Net fees	683	600	83	13.9
Gains (losses) on financial transactions	162	96	66	69.5
Other operating income *	155	(6)	161	—
Gross income	5,643	4,861	781	16.1
Operating expenses	(2,031)	(1,887)	(145)	7.7
General administrative expenses	(1,813)	(1,705)	(107)	6.3
Personnel	(1,029)	(958)	(71)	7.4
Other general administrative expenses	(784)	(747)	(36)	4.9
Depreciation and amortisation	(219)	(181)	(38)	20.7
Net operating income	3,611	2,975	636	21.4
Net loan-loss provisions	(2,233)	(1,520)	(713)	46.9
Other income	11	(85)	95	—
Profit before taxes	1,389	1,370	19	1.4
Tax on profit	(370)	(395)	26	(6.5)
Profit from continuing operations	1,019	975	45	4.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,019	975	45	4.6
Minority interests	219	174	46	26.3
Attributable profit to the Group	800	801	(1)	(0.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount		%
Balance sheet
Customer loans **	67,175	57,374	9,801		17.1
Trading portfolio (w/o loans)	926	149	777		521.6
Available-for-sale financial assets	12,695	8,978	3,716		41.4
Due from credit institutions **	2,462	1,649	813		49.3
Intangible assets and property and equipment	6,858	2,144	4,715		219.9
Other assets	6,864	6,474	390		6.0
Total assets/liabilities & shareholders’ equity	96,982	76,768	20,213		26.3
Customer deposits **	46,575	39,206	7,369		18.8
Marketable debt securities **	16,000	11,989	4,010		33.4
Subordinated debt **	772	1,225	(453)		(37.0)
Insurance liabilities	—	—	—		—
Due to credit institutions **	17,254	11,966	5,288		44.2
Other liabilities	5,910	4,464	1,446		32.4
Shareholders’ equity ***	10,472	7,918	2,554		32.2
Other managed and marketed customer funds	7,552	5,392	2,160		40.1
Mutual funds	1,640	807	833		103.3
Pension funds	—	—	—		—
Managed portfolios	5,912	4,585	1,327		28.9
Managed and marketed customer funds	70,897	57,811	13,086		22.6

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	7.96	9.04	(1.09 p.	)
Efficiency ratio (with amortisations)	36.0	38.8	(2.8 p.	)
NPL ratio	2.54	3.09	(0.55 p.	)
NPL coverage	192.8	148.1	44.7 p.
Number of employees	15,919	15,334	585		3.8
Number of branches	811	821	(10)		(1.2)

USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	988	1,047	1,078	1,059	1,098	1,139	1,185	1,220
Net fees	139	146	154	160	164	173	169	177
Gains (losses) on financial transactions	50	17	(10)	39	28	15	62	57
Other operating income *	(12)	(5)	3	8	16	32	41	65
Gross income	1,165	1,205	1,225	1,267	1,306	1,359	1,457	1,519
Operating expenses	(444)	(464)	(481)	(498)	(476)	(473)	(516)	(566)
General administrative expenses	(404)	(420)	(432)	(450)	(417)	(428)	(459)	(509)
Personnel	(234)	(246)	(244)	(235)	(235)	(247)	(259)	(289)
Other general administrative expenses	(170)	(174)	(188)	(215)	(182)	(181)	(200)	(220)
Depreciation and amortisation	(40)	(43)	(49)	(48)	(60)	(45)	(57)	(57)
Net operating income	721	741	744	769	830	886	941	953
Net loan-loss provisions	(256)	(353)	(424)	(487)	(547)	(499)	(611)	(576)
Other income	(10)	(19)	(29)	(27)	(2)	(3)	(14)	30
Profit before taxes	455	369	291	255	281	384	317	407
Tax on profit	(142)	(102)	(74)	(78)	(79)	(120)	(72)	(98)
Profit from continuing operations	313	268	217	177	202	264	244	309
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	313	268	217	177	202	264	244	309
Minority interests	61	44	41	27	44	65	49	61
Attributable profit to the Group	252	224	175	150	158	199	195	248

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	59,339	58,708	58,214	57,374	59,088	60,006	63,729	67,175
Trading portfolio (w/o loans)	358	249	210	149	127	248	240	926
Available-for-sale financial assets	14,459	11,399	9,106	8,978	8,971	8,228	11,627	12,695
Due from credit institutions **	1,964	1,679	1,878	1,649	2,065	2,228	2,341	2,462
Intangible assets and property and equipment	659	977	1,553	2,144	3,245	4,594	5,966	6,858
Other assets	4,625	6,367	6,582	6,474	5,144	6,559	5,723	6,864
Total assets/liabilities & shareholders’ equity	81,404	79,380	77,542	76,768	78,639	81,864	89,626	96,982
Customer deposits **	43,732	41,639	39,977	39,206	39,551	39,878	44,298	46,575
Marketable debt securities **	11,135	10,811	12,277	11,989	12,436	14,373	15,810	16,000
Subordinated debt **	2,016	1,970	1,818	1,225	683	680	755	772
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	12,513	13,384	11,852	11,966	12,053	12,580	13,717	17,254
Other liabilities	3,425	3,366	3,545	4,464	4,725	5,067	4,950	5,910
Shareholders’ equity ***	8,585	8,209	8,072	7,918	9,192	9,287	10,096	10,472
Other managed and marketed customer funds	6,303	6,271	5,558	5,392	5,356	5,731	6,855	7,552
Mutual funds	1,360	1,429	886	807	843	844	1,431	1,640
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	4,943	4,842	4,672	4,585	4,514	4,887	5,424	5,912
Managed and marketed customer funds	63,184	60,691	59,630	57,811	58,025	60,661	67,718	70,897

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	3.01	2.96	3.04	3.09	2.88	2.93	2.68	2.54
NPL coverage	149.6	156.5	148.9	148.1	163.3	165.0	184.1	192.8
Cost of credit	1.89	1.95	2.17	2.48	2.94	3.15	3.40	3.45

Spread (Retail Banking)	2.85	2.85	3.09	2.90	3.17	3.22	3.25	3.05
Loan spreads	2.51	2.52	2.52	2.49	2.44	2.57	2.61	2.50
Deposit spreads	0.34	0.33	0.57	0.41	0.73	0.65	0.64	0.55

USA

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,642	4,176	467	11.2
Net fees	683	601	83	13.7
Gains (losses) on financial transactions	162	96	66	69.4
Other operating income *	155	(6)	161	—
Gross income	5,643	4,866	776	16.0
Operating expenses	(2,031)	(1,889)	(143)	7.6
General administrative expenses	(1,813)	(1,707)	(105)	6.2
Personnel	(1,029)	(959)	(70)	7.3
Other general administrative expenses	(784)	(748)	(36)	4.7
Depreciation and amortisation	(219)	(181)	(37)	20.6
Net operating income	3,611	2,978	633	21.3
Net loan-loss provisions	(2,233)	(1,522)	(711)	46.8
Other income	11	(85)	95	—
Profit before taxes	1,389	1,371	17	1.3
Tax on profit	(370)	(396)	26	(6.6)
Profit from continuing operations	1,019	976	44	4.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,019	976	44	4.5
Minority interests	219	174	45	26.2
Attributable profit to the Group	800	802	(2)	(0.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	67,175	65,171	2,004	3.1
Trading portfolio (w/o loans)	926	169	757	447.3
Available-for-sale financial assets	12,695	10,199	2,496	24.5
Due from credit institutions **	2,462	1,873	589	31.5
Intangible assets and property and equipment	6,858	2,435	4,423	181.7
Other assets	6,864	7,354	(490)	(6.7)
Total assets/liabilities & shareholders’ equity	96,982	87,201	9,780	11.2
Customer deposits **	46,575	44,534	2,041	4.6
Marketable debt securities **	16,000	13,619	2,381	17.5
Subordinated debt **	772	1,391	(619)	(44.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	17,254	13,592	3,662	26.9
Other liabilities	5,910	5,071	839	16.5
Shareholders’ equity ***	10,472	8,995	1,477	16.4
Other managed and marketed customer funds	7,552	6,124	1,427	23.3
Mutual funds	1,640	916	723	78.9
Pension funds	—	—	—	—
Managed portfolios	5,912	5,208	704	13.5
Managed and marketed customer funds	70,897	65,668	5,229	8.0

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	983	1,031	1,076	1,086	1,134	1,178	1,184	1,147
Net fees	139	144	154	164	169	178	169	167
Gains (losses) on financial transactions	49	17	(10)	39	29	16	62	54
Other operating income *	(12)	(5)	3	8	17	33	42	63
Gross income	1,160	1,186	1,223	1,298	1,349	1,406	1,456	1,431
Operating expenses	(442)	(456)	(480)	(510)	(492)	(489)	(516)	(535)
General administrative expenses	(402)	(414)	(431)	(461)	(430)	(442)	(459)	(481)
Personnel	(233)	(243)	(243)	(241)	(242)	(255)	(259)	(273)
Other general administrative expenses	(169)	(171)	(188)	(220)	(188)	(187)	(200)	(208)
Depreciation and amortisation	(40)	(43)	(49)	(49)	(62)	(47)	(57)	(54)
Net operating income	718	730	742	788	857	916	941	897
Net loan-loss provisions	(254)	(348)	(423)	(496)	(565)	(516)	(611)	(541)
Other income	(10)	(18)	(28)	(28)	(2)	(3)	(14)	30
Profit before taxes	453	363	291	265	290	397	315	386
Tax on profit	(141)	(100)	(74)	(81)	(82)	(124)	(71)	(92)
Profit from continuing operations	312	263	217	184	208	273	244	294
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	312	263	217	184	208	273	244	294
Minority interests	61	43	41	28	45	68	49	57
Attributable profit to the Group	251	220	176	155	163	205	195	237

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	62,584	63,249	64,754	65,171	67,103	67,503	66,049	67,175
Trading portfolio (w/o loans)	378	268	233	169	144	279	249	926
Available-for-sale financial assets	15,250	12,281	10,129	10,199	10,188	9,256	12,050	12,695
Due from credit institutions **	2,071	1,808	2,089	1,873	2,345	2,507	2,426	2,462
Intangible assets and property and equipment	695	1,053	1,727	2,435	3,686	5,168	6,184	6,858
Other assets	4,878	6,860	7,321	7,354	5,842	7,379	5,931	6,864
Total assets/liabilities & shareholders’ equity	85,856	85,519	86,254	87,201	89,307	92,092	92,889	96,982
Customer deposits **	46,123	44,860	44,468	44,534	44,916	44,860	45,911	46,575
Marketable debt securities **	11,743	11,647	13,657	13,619	14,123	16,169	16,386	16,000
Subordinated debt **	2,126	2,123	2,023	1,391	775	764	782	772
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	13,197	14,419	13,184	13,592	13,688	14,152	14,216	17,254
Other liabilities	3,613	3,626	3,943	5,071	5,366	5,700	5,130	5,910
Shareholders’ equity ***	9,054	8,844	8,979	8,995	10,439	10,447	10,464	10,472
Other managed and marketed customer funds	6,647	6,756	6,182	6,124	6,083	6,447	7,105	7,552
Mutual funds	1,434	1,539	986	916	957	950	1,483	1,640
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	5,213	5,217	5,196	5,208	5,126	5,498	5,621	5,912
Managed and marketed customer funds	66,640	65,385	66,329	65,668	65,897	68,241	70,184	70,897

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

US$ million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	6,157	5,538	619	11.2
Net fees	906	797	110	13.7
Gains (losses) on financial transactions	215	127	88	69.4
Other operating income *	206	(8)	213	—
Gross income	7,483	6,454	1,029	16.0
Operating expenses	(2,694)	(2,504)	(189)	7.6
General administrative expenses	(2,404)	(2,264)	(140)	6.2
Personnel	(1,365)	(1,272)	(93)	7.3
Other general administrative expenses	(1,039)	(992)	(47)	4.7
Depreciation and amortisation	(290)	(240)	(50)	20.6
Net operating income	4,789	3,949	840	21.3
Net loan-loss provisions	(2,961)	(2,018)	(944)	46.8
Other income	14	(113)	127	—
Profit before taxes	1,842	1,819	23	1.3
Tax on profit	(490)	(525)	35	(6.6)
Profit from continuing operations	1,352	1,294	58	4.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,352	1,294	58	4.5
Minority interests	291	230	60	26.2
Attributable profit to the Group	1,061	1,063	(2)	(0.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Customer loans **	81,558	79,125	2,433	3.1
Trading portfolio (w/o loans)	1,124	205	919	447.3
Available-for-sale financial assets	15,413	12,382	3,031	24.5
Due from credit institutions **	2,990	2,274	716	31.5
Intangible assets and property and equipment	8,327	2,956	5,371	181.7
Other assets	8,334	8,928	(595)	(6.7)
Total assets/liabilities & shareholders’ equity	117,745	105,871	11,874	11.2
Customer deposits **	56,546	54,069	2,478	4.6
Marketable debt securities **	19,425	16,535	2,890	17.5
Subordinated debt **	937	1,689	(752)	(44.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	20,948	16,502	4,446	26.9
Other liabilities	7,175	6,157	1,018	16.5
Shareholders’ equity ***	12,714	10,920	1,794	16.4
Other managed and marketed customer funds	9,168	7,436	1,733	23.3
Mutual funds	1,991	1,112	878	78.9
Pension funds	—	—	—	—
Managed portfolios	7,178	6,323	854	13.5
Managed and marketed customer funds	86,077	79,728	6,349	8.0

(**).-   Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	1,304	1,367	1,427	1,440	1,504	1,562	1,570	1,521
Net fees	184	191	204	218	224	237	224	221
Gains (losses) on financial transactions	66	22	(13)	52	39	21	83	72
Other operating income *	(16)	(7)	4	11	22	44	55	84
Gross income	1,538	1,573	1,622	1,721	1,789	1,864	1,931	1,898
Operating expenses	(586)	(605)	(637)	(676)	(652)	(649)	(684)	(709)
General administrative expenses	(533)	(549)	(571)	(611)	(571)	(587)	(609)	(638)
Personnel	(308)	(322)	(323)	(319)	(321)	(338)	(343)	(362)
Other general administrative expenses	(225)	(227)	(249)	(292)	(249)	(248)	(266)	(276)
Depreciation and amortisation	(53)	(57)	(65)	(65)	(82)	(62)	(75)	(71)
Net operating income	952	968	985	1,045	1,137	1,215	1,248	1,189
Net loan-loss provisions	(337)	(462)	(561)	(657)	(749)	(684)	(811)	(718)
Other income	(14)	(24)	(38)	(37)	(3)	(4)	(19)	40
Profit before taxes	601	481	386	351	385	527	418	512
Tax on profit	(187)	(132)	(98)	(107)	(108)	(165)	(94)	(122)
Profit from continuing operations	413	349	288	244	276	362	324	390
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	413	349	288	244	276	362	324	390
Minority interests	81	57	55	38	60	90	65	76
Attributable profit to the Group	333	292	233	206	216	272	259	314

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Customer loans **	75,983	76,791	78,618	79,125	81,470	81,956	80,190	81,558
Trading portfolio (w/o loans)	458	326	283	205	174	339	302	1,124
Available-for-sale financial assets	18,515	14,910	12,298	12,382	12,369	11,238	14,630	15,413
Due from credit institutions **	2,515	2,196	2,536	2,274	2,847	3,043	2,946	2,990
Intangible assets and property and equipment	844	1,278	2,097	2,956	4,475	6,274	7,507	8,327
Other assets	5,923	8,328	8,888	8,928	7,092	8,959	7,201	8,334
Total assets/liabilities & shareholders’ equity	104,238	103,829	104,721	105,871	108,427	111,809	112,777	117,745
Customer deposits **	55,998	54,464	53,988	54,069	54,532	54,465	55,740	56,546
Marketable debt securities **	14,258	14,141	16,581	16,535	17,146	19,630	19,894	19,425
Subordinated debt **	2,581	2,577	2,456	1,689	941	928	950	937
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	16,022	17,506	16,007	16,502	16,619	17,182	17,260	20,948
Other liabilities	4,386	4,402	4,787	6,157	6,514	6,920	6,228	7,175
Shareholders’ equity ***	10,993	10,738	10,902	10,920	12,674	12,684	12,704	12,714
Other managed and marketed customer funds	8,070	8,202	7,506	7,436	7,385	7,828	8,626	9,168
Mutual funds	1,741	1,869	1,197	1,112	1,162	1,153	1,801	1,991
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	6,329	6,333	6,309	6,323	6,224	6,675	6,825	7,178
Managed and marketed customer funds	80,908	79,384	80,531	79,728	80,005	82,851	85,210	86,077

(***).- Not including profit of the year

Corporate Activities

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	(1,937)	(2,223)	286	(12.9)
Net fees	(37)	(50)	13	(26.2)
Gains (losses) on financial transactions	1,456	1,186	270	22.8
Other operating income	60	139	(79)	(56.9)
Dividends	30	35	(5)	(13.8)
Income from equity-accounted method	(28)	(10)	(18)	170.1
Other operating income/expenses	58	114	(56)	(49.3)
Gross income	(458)	(948)	490	(51.7)
Operating expenses	(763)	(696)	(67)	9.7
General administrative expenses	(653)	(555)	(98)	17.7
Personnel	(243)	(221)	(22)	9.8
Other general administrative expenses	(410)	(333)	(77)	23.0
Depreciation and amortisation	(111)	(141)	31	(21.8)
Net operating income	(1,221)	(1,644)	423	(25.7)
Net loan-loss provisions	2	(201)	203	—
Other income	(571)	(436)	(135)	30.8
Ordinary profit before taxes	(1,790)	(2,282)	491	(21.5)
Tax on profit	6	218	(212)	(97.4)
Ordinary profit from continuing operations	(1,785)	(2,064)	279	(13.5)
Net profit from discontinued operations	—	(0)	0	(100.0)
Ordinary consolidated profit	(1,785)	(2,064)	279	(13.5)
Minority interests	4	7	(3)	(43.1)
Ordinary attributable profit to the Group	(1,789)	(2,071)	282	(13.6)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(1,789)	(2,071)	282	(13.6)

			Variation
	31.12.14	31.12.13	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,916	2,743	173	6.3
Available-for-sale financial assets	7,285	10,676	(3,391)	(31.8)
Investments	643	477	167	35.0
Goodwill	27,548	24,254	3,294	13.6
Liquidity lent to the Group	42,130	17,712	24,419	137.9
Capital assigned to Group areas	72,189	65,088	7,100	10.9
Other assets	56,127	61,880	(5,753)	(9.3)
Total assets/liabilities & shareholders’ equity	208,837	182,829	26,009	14.2
Customer deposits *	5,279	2,851	2,428	85.2
Marketable debt securities *	59,954	64,470	(4,516)	(7.0)
Subordinated debt	4,107	3,871	236	6.1
Other liabilities	53,179	30,926	22,253	72.0
Group capital and reserves **	86,318	80,711	5,608	6.9
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	69,340	71,192	(1,852)	(2.6)

(*).-	Including all on-balance sheet balances for this item
(**).-	Not including profit of the year

Resources
Number of employees	2,633	2,432	201	8.3

Corporate Activities

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	(576)	(507)	(523)	(617)	(534)	(489)	(461)	(453)
Net fees	(12)	(19)	(18)	(1)	(8)	(6)	(5)	(18)
Gains (losses) on financial transactions	231	359	331	265	302	248	456	449
Other operating income	35	29	47	28	16	10	20	14
Dividends	4	4	23	4	5	10	11	5
Income from equity-accounted method	(3)	(3)	(6)	1	0	(15)	(10)	(3)
Other operating income/expenses	34	27	30	23	10	15	19	13
Gross income	(322)	(138)	(163)	(326)	(224)	(237)	10	(7)
Operating expenses	(177)	(176)	(176)	(167)	(191)	(197)	(194)	(181)
General administrative expenses	(155)	(129)	(158)	(113)	(164)	(156)	(163)	(169)
Personnel	(68)	(63)	(37)	(53)	(67)	(62)	(39)	(75)
Other general administrative expenses	(88)	(66)	(120)	(60)	(97)	(94)	(124)	(94)
Depreciation and amortisation	(21)	(47)	(18)	(54)	(27)	(41)	(30)	(12)
Net operating income	(499)	(314)	(339)	(493)	(416)	(434)	(183)	(188)
Net loan-loss provisions	(29)	(189)	14	2	1	(1)	0	2
Other income	(66)	(89)	(124)	(158)	(72)	(67)	(90)	(342)
Ordinary profit before taxes	(594)	(591)	(448)	(648)	(487)	(502)	(273)	(529)
Tax on profit	51	71	17	79	79	59	11	(143)
Ordinary profit from continuing operations	(543)	(521)	(432)	(569)	(408)	(444)	(262)	(671)
Net profit from discontinued operations	—	—	—	(0)	—	—	—	—
Ordinary consolidated profit	(543)	(521)	(432)	(569)	(408)	(444)	(262)	(671)
Minority interests	(0)	(2)	(2)	11	(3)	(0)	(2)	9
Ordinary attributable profit to the Group	(543)	(519)	(430)	(579)	(405)	(444)	(259)	(681)
Net capital gains and provisions	—	—	—	—	—	—	—	—
Attributable profit to the Group	(543)	(519)	(430)	(579)	(405)	(444)	(259)	(681)

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Balance sheet
Trading portfolio (w/o loans)	6,167	5,291	4,772	2,743	2,947	3,297	3,934	2,916
Available-for-sale financial assets	17,521	22,492	18,655	10,676	6,892	6,863	6,375	7,285
Investments	83	206	237	477	276	542	593	643
Goodwill	26,124	24,910	24,729	24,254	26,056	26,663	27,364	27,548
Liquidity lent to the Group	26,732	30,605	23,866	17,712	28,985	24,882	26,437	42,130
Capital assigned to Group areas	74,035	70,103	67,927	65,088	70,542	70,229	71,157	72,189
Other assets	72,248	57,661	62,225	61,880	49,132	53,592	52,132	56,127
Total assets/liabilities & shareholders’ equity	222,911	211,269	202,411	182,829	184,831	186,068	187,992	208,837
Customer deposits*	3,940	7,658	4,916	2,851	1,379	1,563	1,665	5,279
Marketable debt securities*	78,308	73,211	69,149	64,470	62,102	60,754	56,539	59,954
Subordinated debt	4,471	4,412	4,593	3,871	4,173	5,263	3,481	4,107
Other liabilities	55,239	45,040	42,888	30,926	33,109	34,470	42,549	53,179
Group capital and reserves**	80,953	80,947	80,866	80,711	84,068	84,019	83,758	86,318
Other managed and marketed customer funds	0	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—	—
Pension funds	0	—	—	—	—	—	—	—
Managed portfolios	0	—	—	—	—	—	—	—
Managed and marketed customer funds	86,719	85,282	78,657	71,192	67,654	67,580	61,685	69,340

(*).-	Including all on-balance sheet balances for this item
(**).-	Not including profit of the year

Retail Banking

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	28,493	27,745	748	2.7
Net fees	7,700	7,817	(117)	(1.5)
Gains (losses) on financial transactions	615	1,111	(497)	(44.7)
Other operating income *	(177)	(330)	153	(46.4)
Gross income	36,631	36,343	288	0.8
Operating expenses	(16,659)	(16,948)	289	(1.7)
General administrative expenses	(14,785)	(14,943)	158	(1.1)
Personnel	(8,578)	(8,686)	107	(1.2)
Other general administrative expenses	(6,207)	(6,258)	50	(0.8)
Depreciation and amortisation	(1,874)	(2,005)	132	(6.6)
Net operating income	19,972	19,395	577	3.0
Net loan-loss provisions	(9,736)	(10,874)	1,138	(10.5)
Other income	(1,335)	(1,057)	(279)	26.4
Profit before taxes	8,901	7,464	1,437	19.2
Tax on profit	(2,070)	(1,678)	(392)	23.4
Profit from continuing operations	6,831	5,786	1,045	18.1
Net profit from discontinued operations	(26)	(15)	(11)	73.2
Consolidated profit	6,805	5,771	1,034	17.9
Minority interests	935	952	(17)	(1.8)
Attributable profit to the Group	5,870	4,819	1,050	21.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Business volumes
Customer loans	629,874	583,915	45,959	7.9
Customer deposits	522,388	508,237	14,151	2.8

Retail Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	7,019	7,126	6,816	6,784	6,826	7,099	7,195	7,373
Net fees	1,995	2,029	1,896	1,897	1,855	1,889	1,945	2,010
Gains (losses) on financial transactions	372	334	214	191	107	80	209	219
Other operating income *	(108)	(75)	(79)	(69)	(81)	(26)	(51)	(19)
Gross income	9,279	9,414	8,847	8,803	8,707	9,041	9,299	9,583
Operating expenses	(4,265)	(4,270)	(4,144)	(4,269)	(4,022)	(4,065)	(4,209)	(4,363)
General administrative expenses	(3,778)	(3,776)	(3,659)	(3,730)	(3,523)	(3,629)	(3,749)	(3,884)
Personnel	(2,212)	(2,201)	(2,103)	(2,170)	(2,049)	(2,107)	(2,179)	(2,243)
Other general administrative expenses	(1,566)	(1,575)	(1,557)	(1,559)	(1,475)	(1,521)	(1,570)	(1,641)
Depreciation and amortisation	(487)	(494)	(485)	(539)	(499)	(437)	(459)	(479)
Net operating income	5,013	5,145	4,703	4,534	4,685	4,976	5,090	5,220
Net loan-loss provisions	(2,827)	(2,991)	(2,483)	(2,573)	(2,486)	(2,372)	(2,582)	(2,295)
Other income	(171)	(320)	(261)	(305)	(267)	(338)	(404)	(326)
Profit before taxes	2,015	1,834	1,959	1,656	1,932	2,266	2,104	2,599
Tax on profit	(441)	(385)	(471)	(381)	(472)	(561)	(475)	(561)
Profit from continuing operations	1,574	1,449	1,489	1,275	1,460	1,704	1,629	2,038
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)	(19)
Consolidated profit	1,574	1,435	1,488	1,274	1,460	1,704	1,622	2,018
Minority interests	297	238	234	182	217	254	228	235
Attributable profit to the Group	1,277	1,196	1,254	1,092	1,242	1,450	1,394	1,784

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Business volumes
Customer loans	627,341	599,271	595,423	583,915	594,689	609,679	621,898	629,874
Customer deposits	537,261	521,124	520,638	508,237	515,856	508,459	519,873	522,388

Retail Banking

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	28,493	26,628	1,865	7.0
Net fees	7,700	7,447	253	3.4
Gains (losses) on financial transactions	615	1,056	(442)	(41.8)
Other operating income *	(177)	(317)	140	(44.2)
Gross income	36,631	34,814	1,817	5.2
Operating expenses	(16,659)	(16,303)	(357)	2.2
General administrative expenses	(14,785)	(14,356)	(429)	3.0
Personnel	(8,578)	(8,374)	(204)	2.4
Other general administrative expenses	(6,207)	(5,982)	(225)	3.8
Depreciation and amortisation	(1,874)	(1,947)	73	(3.7)
Net operating income	19,972	18,512	1,460	7.9
Net loan-loss provisions	(9,736)	(10,352)	616	(5.9)
Other income	(1,335)	(1,008)	(327)	32.4
Profit before taxes	8,901	7,151	1,749	24.5
Tax on profit	(2,070)	(1,597)	(473)	29.6
Profit from continuing operations	6,831	5,555	1,276	23.0
Net profit from discontinued operations	(26)	(15)	(11)	70.2
Consolidated profit	6,805	5,539	1,265	22.8
Minority interests	935	897	38	4.2
Attributable profit to the Group	5,870	4,642	1,228	26.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Business volumes
Customer loans	629,874	605,507	24,367	4.0
Customer deposits	522,388	525,522	(3,134)	(0.6)

Retail Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	6,490	6,642	6,714	6,781	6,972	7,116	7,102	7,303
Net fees	1,840	1,883	1,853	1,871	1,887	1,889	1,921	2,003
Gains (losses) on financial transactions	334	332	204	187	108	81	210	216
Other operating income *	(102)	(70)	(79)	(67)	(82)	(25)	(50)	(20)
Gross income	8,562	8,787	8,693	8,772	8,885	9,061	9,183	9,502
Operating expenses	(3,989)	(4,009)	(4,069)	(4,237)	(4,096)	(4,073)	(4,159)	(4,331)
General administrative expenses	(3,529)	(3,541)	(3,589)	(3,697)	(3,588)	(3,636)	(3,705)	(3,857)
Personnel	(2,076)	(2,074)	(2,067)	(2,157)	(2,085)	(2,112)	(2,155)	(2,226)
Other general administrative expenses	(1,453)	(1,467)	(1,522)	(1,540)	(1,503)	(1,523)	(1,550)	(1,631)
Depreciation and amortisation	(460)	(468)	(480)	(539)	(508)	(438)	(453)	(475)
Net operating income	4,574	4,778	4,624	4,536	4,789	4,988	5,025	5,170
Net loan-loss provisions	(2,562)	(2,765)	(2,446)	(2,580)	(2,546)	(2,373)	(2,547)	(2,270)
Other income	(159)	(303)	(251)	(295)	(274)	(336)	(398)	(327)
Profit before taxes	1,853	1,710	1,928	1,661	1,970	2,278	2,080	2,572
Tax on profit	(403)	(356)	(458)	(380)	(482)	(564)	(468)	(555)
Profit from continuing operations	1,449	1,354	1,470	1,281	1,488	1,714	1,612	2,018
Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)	(7)	(19)
Consolidated profit	1,449	1,339	1,469	1,281	1,487	1,714	1,605	1,998
Minority interests	269	219	228	181	222	256	225	232
Attributable profit to the Group	1,180	1,121	1,241	1,100	1,265	1,458	1,380	1,767

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Business volumes
Customer loans	627,289	614,297	611,095	605,507	615,249	619,473	619,923	629,874
Customer deposits	536,892	533,197	533,402	525,522	532,151	515,179	517,987	522,388

Retail Banking Continental Europe

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	7,471	6,723	748	11.1
Net fees	2,570	2,714	(144)	(5.3)
Gains (losses) on financial transactions	299	326	(27)	(8.4)
Other operating income *	(214)	(202)	(12)	6.0
Gross income	10,125	9,561	565	5.9
Operating expenses	(5,079)	(5,301)	222	(4.2)
General administrative expenses	(4,542)	(4,693)	151	(3.2)
Personnel	(2,764)	(2,927)	163	(5.6)
Other general administrative expenses	(1,778)	(1,766)	(12)	0.7
Depreciation and amortisation	(538)	(608)	71	(11.6)
Net operating income	5,046	4,259	786	18.5
Net loan-loss provisions	(2,336)	(2,615)	279	(10.7)
Other income	(200)	(205)	6	(2.7)
Profit before taxes	2,510	1,439	1,070	74.4
Tax on profit	(635)	(313)	(322)	103.0
Profit from continuing operations	1,874	1,126	748	66.4
Net profit from discontinued operations	(26)	(6)	(20)	345.3
Consolidated profit	1,848	1,120	728	64.9
Minority interests	154	132	22	16.7
Attributable profit to the Group	1,694	988	706	71.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	1,614	1,715	1,692	1,701	1,793	1,875	1,859	1,944
Net fees	685	710	682	637	661	643	629	637
Gains (losses) on financial transactions	70	111	106	39	37	48	41	172
Other operating income *	(56)	(40)	(53)	(52)	(53)	(50)	(63)	(48)
Gross income	2,313	2,496	2,426	2,326	2,439	2,517	2,466	2,704
Operating expenses	(1,351)	(1,308)	(1,309)	(1,333)	(1,296)	(1,269)	(1,243)	(1,272)
General administrative expenses	(1,206)	(1,161)	(1,164)	(1,162)	(1,147)	(1,141)	(1,116)	(1,137)
Personnel	(747)	(725)	(719)	(736)	(700)	(686)	(678)	(699)
Other general administrative expenses	(459)	(436)	(444)	(426)	(447)	(455)	(438)	(439)
Depreciation and amortisation	(145)	(147)	(145)	(171)	(149)	(128)	(127)	(134)
Net operating income	962	1,188	1,117	993	1,143	1,248	1,223	1,432
Net loan-loss provisions	(634)	(846)	(499)	(635)	(594)	(601)	(587)	(555)
Other income	(64)	(60)	(65)	(16)	(62)	(95)	(88)	46
Profit before taxes	264	281	553	341	487	552	548	923
Tax on profit	(50)	(48)	(132)	(84)	(104)	(135)	(136)	(260)
Profit from continuing operations	214	233	422	257	383	417	412	663
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)	(7)	(19)
Consolidated profit	214	233	422	251	383	417	405	643
Minority interests	28	41	44	20	34	35	42	43
Attributable profit to the Group	187	192	378	232	349	381	363	601

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	7,471	6,704	766	11.4
Net fees	2,570	2,714	(144)	(5.3)
Gains (losses) on financial transactions	299	326	(28)	(8.5)
Other operating income *	(214)	(202)	(12)	6.0
Gross income	10,125	9,543	583	6.1
Operating expenses	(5,079)	(5,294)	215	(4.1)
General administrative expenses	(4,542)	(4,687)	145	(3.1)
Personnel	(2,764)	(2,924)	161	(5.5)
Other general administrative expenses	(1,778)	(1,763)	(15)	0.9
Depreciation and amortisation	(538)	(608)	70	(11.5)
Net operating income	5,046	4,248	798	18.8
Net loan-loss provisions	(2,336)	(2,612)	275	(10.5)
Other income	(200)	(205)	5	(2.6)
Profit before taxes	2,510	1,432	1,078	75.3
Tax on profit	(635)	(311)	(324)	104.4
Profit from continuing operations	1,874	1,121	754	67.3
Net profit from discontinued operations	(26)	(6)	(21)	363.0
Consolidated profit	1,848	1,115	733	65.8
Minority interests	154	133	22	16.4
Attributable profit to the Group	1,694	982	711	72.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	1,604	1,709	1,691	1,700	1,793	1,873	1,857	1,948
Net fees	684	710	683	637	661	643	629	638
Gains (losses) on financial transactions	69	112	106	39	37	48	41	172
Other operating income *	(56)	(41)	(53)	(52)	(53)	(50)	(63)	(48)
Gross income	2,301	2,490	2,427	2,324	2,438	2,514	2,464	2,709
Operating expenses	(1,346)	(1,306)	(1,310)	(1,332)	(1,296)	(1,268)	(1,242)	(1,274)
General administrative expenses	(1,202)	(1,160)	(1,164)	(1,161)	(1,147)	(1,140)	(1,115)	(1,139)
Personnel	(745)	(724)	(720)	(736)	(700)	(686)	(678)	(700)
Other general administrative expenses	(457)	(435)	(445)	(425)	(447)	(454)	(437)	(439)
Depreciation and amortisation	(144)	(147)	(146)	(171)	(149)	(128)	(127)	(135)
Net operating income	955	1,184	1,117	992	1,143	1,246	1,222	1,435
Net loan-loss provisions	(632)	(845)	(499)	(636)	(594)	(600)	(587)	(556)
Other income	(64)	(60)	(65)	(16)	(62)	(95)	(88)	46
Profit before taxes	260	278	554	340	487	551	547	925
Tax on profit	(49)	(47)	(131)	(84)	(104)	(135)	(135)	(261)
Profit from continuing operations	211	231	422	256	383	416	411	665
Net profit from discontinued operations	—	(0)	(0)	(5)	(0)	(0)	(7)	(19)
Consolidated profit	211	231	422	251	383	415	405	645
Minority interests	27	41	44	20	34	35	42	43
Attributable profit to the Group	183	190	378	231	349	380	362	602

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,165	3,389	775	22.9
Net fees	794	796	(2)	(0.2)
Gains (losses) on financial transactions	5	175	(170)	(97.3)
Other operating income *	20	16	5	30.4
Gross income	4,984	4,376	608	13.9
Operating expenses	(2,574)	(2,337)	(238)	10.2
General administrative expenses	(2,148)	(1,916)	(232)	12.1
Personnel	(1,409)	(1,231)	(178)	14.5
Other general administrative expenses	(739)	(686)	(53)	7.7
Depreciation and amortisation	(426)	(420)	(6)	1.4
Net operating income	2,410	2,039	370	18.2
Net loan-loss provisions	(326)	(560)	235	(41.9)
Other income	(305)	(222)	(83)	37.4
Profit before taxes	1,779	1,257	522	41.5
Tax on profit	(381)	(273)	(108)	39.7
Profit from continuing operations	1,398	984	414	42.0
Net profit from discontinued operations	—	(9)	9	(100.0)
Consolidated profit	1,398	975	423	43.4
Minority interests	—	—	—	—
Attributable profit to the Group	1,398	975	423	43.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	795	796	862	936	972	1,015	1,072	1,106
Net fees	202	198	209	187	197	192	202	203
Gains (losses) on financial transactions	16	145	(14)	28	21	19	(4)	(31)
Other operating income *	2	3	3	7	7	0	7	6
Gross income	1,015	1,143	1,060	1,158	1,198	1,226	1,276	1,285
Operating expenses	(592)	(602)	(565)	(577)	(619)	(626)	(640)	(689)
General administrative expenses	(495)	(507)	(465)	(448)	(506)	(522)	(547)	(573)
Personnel	(313)	(312)	(285)	(320)	(334)	(341)	(368)	(367)
Other general administrative expenses	(182)	(195)	(180)	(129)	(173)	(181)	(179)	(206)
Depreciation and amortisation	(97)	(95)	(100)	(129)	(113)	(105)	(93)	(116)
Net operating income	422	541	495	581	578	599	636	596
Net loan-loss provisions	(154)	(122)	(147)	(137)	(116)	(91)	(87)	(32)
Other income	(37)	(100)	(27)	(58)	(43)	(60)	(70)	(133)
Profit before taxes	232	319	321	385	419	449	480	431
Tax on profit	(49)	(69)	(70)	(84)	(86)	(95)	(105)	(95)
Profit from continuing operations	182	250	251	301	333	354	374	336
Net profit from discontinued operations	—	(14)	(0)	5	—	—	—	—
Consolidated profit	182	236	251	306	333	354	374	336
Minority interests	0	—	0	(0)	—	—	—	—
Attributable profit to the Group	182	236	251	306	333	354	374	336

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,165	3,571	593	16.6
Net fees	794	839	(44)	(5.3)
Gains (losses) on financial transactions	5	185	(180)	(97.5)
Other operating income *	20	16	4	23.7
Gross income	4,984	4,611	373	8.1
Operating expenses	(2,574)	(2,462)	(112)	4.6
General administrative expenses	(2,148)	(2,019)	(129)	6.4
Personnel	(1,409)	(1,297)	(112)	8.7
Other general administrative expenses	(739)	(723)	(16)	2.3
Depreciation and amortisation	(426)	(443)	17	(3.7)
Net operating income	2,410	2,149	261	12.1
Net loan-loss provisions	(326)	(590)	265	(44.9)
Other income	(305)	(234)	(71)	30.4
Profit before taxes	1,779	1,324	454	34.3
Tax on profit	(381)	(287)	(94)	32.6
Profit from continuing operations	1,398	1,037	361	34.8
Net profit from discontinued operations	—	(10)	10	(100.0)
Consolidated profit	1,398	1,027	371	36.1
Minority interests	—	—	—	—
Attributable profit to the Group	1,398	1,027	371	36.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	839	840	914	977	998	1,026	1,055	1,084
Net fees	213	209	221	195	203	194	199	199
Gains (losses) on financial transactions	17	153	(14)	29	22	19	(4)	(32)
Other operating income *	3	4	3	7	8	0	7	6
Gross income	1,071	1,207	1,124	1,209	1,231	1,239	1,256	1,258
Operating expenses	(625)	(635)	(599)	(602)	(636)	(633)	(629)	(675)
General administrative expenses	(523)	(535)	(494)	(467)	(520)	(528)	(539)	(561)
Personnel	(331)	(330)	(302)	(334)	(343)	(345)	(362)	(359)
Other general administrative expenses	(192)	(206)	(191)	(134)	(178)	(183)	(176)	(202)
Depreciation and amortisation	(103)	(100)	(106)	(135)	(116)	(106)	(91)	(114)
Net operating income	446	571	525	607	594	606	627	583
Net loan-loss provisions	(162)	(129)	(156)	(143)	(120)	(92)	(85)	(30)
Other income	(39)	(105)	(29)	(61)	(44)	(60)	(69)	(132)
Profit before taxes	245	337	340	403	431	454	473	421
Tax on profit	(52)	(73)	(74)	(88)	(88)	(96)	(104)	(93)
Profit from continuing operations	193	264	266	314	343	358	369	328
Net profit from discontinued operations	—	(15)	(0)	5	—	—	—	—
Consolidated profit	193	249	266	320	343	358	369	328
Minority interests	0	(0)	0	(0)	—	—	—	—
Attributable profit to the Group	193	249	266	320	343	358	369	328

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	3,356	2,878	478	16.6
Net fees	640	676	(36)	(5.3)
Gains (losses) on financial transactions	4	149	(145)	(97.5)
Other operating income *	16	13	3	23.7
Gross income	4,016	3,715	300	8.1
Operating expenses	(2,074)	(1,984)	(90)	4.6
General administrative expenses	(1,731)	(1,627)	(104)	6.4
Personnel	(1,135)	(1,045)	(91)	8.7
Other general administrative expenses	(595)	(582)	(13)	2.3
Depreciation and amortisation	(344)	(357)	13	(3.7)
Net operating income	1,942	1,731	210	12.1
Net loan-loss provisions	(262)	(476)	213	(44.9)
Other income	(246)	(189)	(57)	30.4
Profit before taxes	1,433	1,067	366	34.3
Tax on profit	(307)	(231)	(75)	32.6
Profit from continuing operations	1,126	836	291	34.8
Net profit from discontinued operations	—	(8)	8	(100.0)
Consolidated profit	1,126	828	299	36.1
Minority interests	—	—	—	—
Attributable profit to the Group	1,126	828	299	36.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	676	677	737	787	804	827	850	874
Net fees	171	169	178	157	163	156	160	160
Gains (losses) on financial transactions	13	123	(12)	23	17	15	(4)	(25)
Other operating income *	2	3	2	6	6	0	5	5
Gross income	863	972	906	974	991	999	1,012	1,013
Operating expenses	(504)	(512)	(483)	(485)	(513)	(510)	(507)	(544)
General administrative expenses	(421)	(431)	(398)	(377)	(419)	(425)	(434)	(452)
Personnel	(267)	(266)	(244)	(269)	(276)	(278)	(292)	(289)
Other general administrative expenses	(155)	(166)	(154)	(108)	(143)	(147)	(142)	(163)
Depreciation and amortisation	(83)	(81)	(85)	(109)	(93)	(85)	(73)	(92)
Net operating income	359	460	423	489	479	488	505	469
Net loan-loss provisions	(131)	(104)	(126)	(115)	(96)	(74)	(68)	(24)
Other income	(31)	(85)	(23)	(49)	(35)	(49)	(56)	(106)
Profit before taxes	197	271	274	324	347	366	381	340
Tax on profit	(42)	(59)	(60)	(71)	(71)	(77)	(84)	(75)
Profit from continuing operations	155	213	214	253	276	288	297	265
Net profit from discontinued operations	—	(12)	(0)	4	—	—	—	—
Consolidated profit	155	201	214	258	276	288	297	265
Minority interests	0	(0)	0	(0)	—	—	—	—
Attributable profit to the Group	155	201	214	258	276	288	297	265

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	12,300	13,543	(1,243)	(9.2)
Net fees	3,730	3,776	(46)	(1.2)
Gains (losses) on financial transactions	162	538	(376)	(69.9)
Other operating income *	(134)	(129)	(5)	4.0
Gross income	16,058	17,728	(1,670)	(9.4)
Operating expenses	(7,041)	(7,481)	440	(5.9)
General administrative expenses	(6,348)	(6,682)	335	(5.0)
Personnel	(3,418)	(3,603)	185	(5.1)
Other general administrative expenses	(2,930)	(3,079)	149	(4.8)
Depreciation and amortisation	(693)	(798)	105	(13.2)
Net operating income	9,018	10,247	(1,230)	(12.0)
Net loan-loss provisions	(4,886)	(6,186)	1,300	(21.0)
Other income	(841)	(544)	(296)	54.4
Profit before taxes	3,290	3,517	(226)	(6.4)
Tax on profit	(692)	(721)	29	(4.0)
Profit from continuing operations	2,598	2,795	(197)	(7.1)
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	2,598	2,795	(197)	(7.1)
Minority interests	561	646	(85)	(13.1)
Attributable profit to the Group	2,037	2,150	(113)	(5.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	3,645	3,590	3,202	3,106	2,982	3,089	3,102	3,127
Net fees	991	990	868	927	854	897	963	1,016
Gains (losses) on financial transactions	240	66	133	99	23	(0)	114	25
Other operating income *	(39)	(28)	(28)	(34)	(51)	(10)	(33)	(41)
Gross income	4,836	4,619	4,175	4,098	3,809	3,975	4,147	4,127
Operating expenses	(1,890)	(1,908)	(1,804)	(1,879)	(1,645)	(1,712)	(1,826)	(1,857)
General administrative expenses	(1,684)	(1,699)	(1,612)	(1,687)	(1,468)	(1,552)	(1,643)	(1,685)
Personnel	(926)	(924)	(864)	(890)	(789)	(843)	(884)	(902)
Other general administrative expenses	(758)	(776)	(749)	(797)	(679)	(709)	(759)	(783)
Depreciation and amortisation	(206)	(209)	(191)	(193)	(177)	(160)	(184)	(172)
Net operating income	2,947	2,711	2,371	2,219	2,164	2,263	2,320	2,270
Net loan-loss provisions	(1,788)	(1,669)	(1,411)	(1,318)	(1,225)	(1,211)	(1,321)	(1,129)
Other income	(60)	(142)	(140)	(203)	(160)	(180)	(232)	(269)
Profit before taxes	1,099	900	820	697	778	873	768	872
Tax on profit	(208)	(175)	(201)	(138)	(209)	(207)	(163)	(114)
Profit from continuing operations	891	725	620	560	569	666	605	758
Net profit from discontinued operations	—	—	—	0	—	—	—	—
Consolidated profit	891	725	620	560	569	666	605	758
Minority interests	208	153	149	135	139	153	137	132
Attributable profit to the Group	683	572	470	425	430	513	468	626
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	12,300	12,259	41	0.3
Net fees	3,730	3,362	368	10.9
Gains (losses) on financial transactions	162	473	(311)	(65.7)
Other operating income *	(134)	(117)	(18)	15.0
Gross income	16,058	15,978	80	0.5
Operating expenses	(7,041)	(6,714)	(326)	4.9
General administrative expenses	(6,348)	(5,997)	(351)	5.9
Personnel	(3,418)	(3,228)	(190)	5.9
Other general administrative expenses	(2,930)	(2,769)	(161)	5.8
Depreciation and amortisation	(693)	(717)	25	(3.4)
Net operating income	9,018	9,264	(246)	(2.7)
Net loan-loss provisions	(4,886)	(5,636)	749	(13.3)
Other income	(841)	(484)	(356)	73.6
Profit before taxes	3,290	3,143	147	4.7
Tax on profit	(692)	(628)	(65)	10.3
Profit from continuing operations	2,598	2,516	82	3.3
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	2,598	2,516	82	3.3
Minority interests	561	591	(29)	(5.0)
Attributable profit to the Group	2,037	1,925	112	5.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	3,086	3,085	3,052	3,037	3,067	3,058	3,028	3,147
Net fees	826	835	812	890	876	890	943	1,021
Gains (losses) on financial transactions	202	55	122	93	23	0	115	24
Other operating income *	(33)	(23)	(28)	(32)	(52)	(9)	(32)	(40)
Gross income	4,080	3,953	3,957	3,988	3,913	3,939	4,054	4,152
Operating expenses	(1,587)	(1,623)	(1,693)	(1,811)	(1,687)	(1,698)	(1,788)	(1,867)
General administrative expenses	(1,413)	(1,444)	(1,513)	(1,626)	(1,505)	(1,541)	(1,608)	(1,694)
Personnel	(777)	(784)	(811)	(857)	(808)	(837)	(866)	(906)
Other general administrative expenses	(637)	(661)	(703)	(769)	(697)	(703)	(742)	(788)
Depreciation and amortisation	(173)	(179)	(180)	(185)	(182)	(158)	(180)	(173)
Net operating income	2,493	2,329	2,264	2,177	2,226	2,241	2,266	2,285
Net loan-loss provisions	(1,517)	(1,442)	(1,367)	(1,310)	(1,264)	(1,195)	(1,288)	(1,140)
Other income	(46)	(120)	(129)	(190)	(165)	(178)	(226)	(272)
Profit before taxes	930	768	769	677	796	868	752	873
Tax on profit	(169)	(145)	(183)	(130)	(215)	(204)	(158)	(115)
Profit from continuing operations	761	622	585	547	582	664	594	758
Net profit from discontinued operations	—	—	—	0	—	—	—	—
Consolidated profit	761	622	585	547	582	664	594	758
Minority interests	181	134	143	133	143	153	134	132
Attributable profit to the Group	580	488	443	414	439	511	460	626

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,558	4,090	469	11.5
Net fees	605	531	74	14.0
Gains (losses) on financial transactions	149	73	77	105.7
Other operating income *	151	(15)	166	—
Gross income	5,464	4,678	785	16.8
Operating expenses	(1,965)	(1,830)	(135)	7.4
General administrative expenses	(1,748)	(1,652)	(97)	5.9
Personnel	(988)	(924)	(63)	6.8
Other general administrative expenses	(761)	(727)	(34)	4.6
Depreciation and amortisation	(217)	(179)	(38)	21.5
Net operating income	3,499	2,848	650	22.8
Net loan-loss provisions	(2,188)	(1,513)	(675)	44.6
Other income	11	(85)	95	—
Profit before taxes	1,322	1,251	71	5.6
Tax on profit	(361)	(371)	10	(2.6)
Profit from continuing operations	960	880	80	9.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	960	880	80	9.1
Minority interests	219	174	46	26.3
Attributable profit to the Group	741	707	35	4.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	966	1,024	1,059	1,041	1,079	1,120	1,163	1,196
Net fees	118	131	138	145	143	157	151	154
Gains (losses) on financial transactions	46	12	(11)	25	26	13	57	54
Other operating income *	(15)	(10)	0	10	15	33	39	64
Gross income	1,115	1,156	1,186	1,221	1,262	1,323	1,411	1,468
Operating expenses	(432)	(451)	(467)	(480)	(462)	(458)	(500)	(546)
General administrative expenses	(393)	(408)	(418)	(433)	(402)	(413)	(444)	(490)
Personnel	(225)	(240)	(235)	(225)	(226)	(236)	(249)	(276)
Other general administrative expenses	(168)	(168)	(183)	(208)	(176)	(177)	(194)	(214)
Depreciation and amortisation	(40)	(43)	(49)	(46)	(60)	(45)	(56)	(56)
Net operating income	683	705	719	742	800	865	911	922
Net loan-loss provisions	(252)	(353)	(426)	(482)	(550)	(470)	(588)	(579)
Other income	(10)	(19)	(29)	(27)	(2)	(3)	(14)	30
Profit before taxes	420	333	265	232	248	392	309	373
Tax on profit	(134)	(93)	(69)	(75)	(73)	(125)	(72)	(92)
Profit from continuing operations	287	240	196	157	174	267	237	281
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	287	240	196	157	174	267	237	281
Minority interests	61	44	41	27	44	65	49	61
Attributable profit to the Group	225	196	155	130	130	202	188	221

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	4,558	4,094	465	11.3
Net fees	605	532	74	13.8
Gains (losses) on financial transactions	149	73	77	105.5
Other operating income *	151	(15)	166	—
Gross income	5,464	4,683	781	16.7
Operating expenses	(1,965)	(1,832)	(133)	7.3
General administrative expenses	(1,748)	(1,653)	(95)	5.7
Personnel	(988)	(925)	(62)	6.7
Other general administrative expenses	(761)	(728)	(33)	4.5
Depreciation and amortisation	(217)	(179)	(38)	21.4
Net operating income	3,499	2,851	647	22.7
Net loan-loss provisions	(2,188)	(1,514)	(674)	44.5
Other income	11	(85)	96	—
Profit before taxes	1,322	1,252	69	5.5
Tax on profit	(361)	(371)	10	(2.7)
Profit from continuing operations	960	881	79	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	960	881	79	9.0
Minority interests	219	174	45	26.2
Attributable profit to the Group	741	707	34	4.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	962	1,008	1,057	1,067	1,114	1,158	1,161	1,124
Net fees	117	129	137	148	147	162	151	145
Gains (losses) on financial transactions	46	12	(10)	26	26	13	58	52
Other operating income *	(15)	(10)	0	9	15	34	39	62
Gross income	1,110	1,138	1,184	1,251	1,303	1,368	1,409	1,383
Operating expenses	(431)	(444)	(466)	(491)	(477)	(473)	(499)	(516)
General administrative expenses	(391)	(402)	(417)	(444)	(415)	(427)	(443)	(463)
Personnel	(224)	(236)	(234)	(231)	(233)	(244)	(249)	(261)
Other general administrative expenses	(167)	(166)	(183)	(212)	(182)	(183)	(194)	(202)
Depreciation and amortisation	(40)	(43)	(49)	(48)	(61)	(46)	(56)	(53)
Net operating income	679	694	718	760	827	895	910	867
Net loan-loss provisions	(251)	(348)	(424)	(491)	(568)	(486)	(588)	(545)
Other income	(10)	(18)	(28)	(28)	(2)	(3)	(14)	30
Profit before taxes	418	328	265	241	256	405	308	353
Tax on profit	(133)	(91)	(69)	(78)	(76)	(129)	(71)	(86)
Profit from continuing operations	285	236	196	163	180	277	237	267
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	285	236	196	163	180	277	237	267
Minority interests	61	43	41	28	45	68	49	57
Attributable profit to the Group	224	193	155	135	135	209	188	210

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	6,045	5,429	616	11.3
Net fees	803	705	98	13.8
Gains (losses) on financial transactions	198	96	102	105.5
Other operating income *	200	(20)	220	—
Gross income	7,246	6,211	1,035	16.7
Operating expenses	(2,606)	(2,429)	(177)	7.3
General administrative expenses	(2,318)	(2,192)	(126)	5.7
Personnel	(1,310)	(1,227)	(83)	6.7
Other general administrative expenses	(1,009)	(965)	(43)	4.5
Depreciation and amortisation	(288)	(237)	(51)	21.4
Net operating income	4,640	3,781	859	22.7
Net loan-loss provisions	(2,901)	(2,008)	(893)	44.5
Other income	14	(113)	127	—
Profit before taxes	1,753	1,661	92	5.5
Tax on profit	(479)	(492)	13	(2.7)
Profit from continuing operations	1,274	1,168	105	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,274	1,168	105	9.0
Minority interests	291	230	60	26.2
Attributable profit to the Group	983	938	45	4.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	1,275	1,337	1,402	1,415	1,478	1,536	1,540	1,491
Net fees	156	170	182	197	195	215	200	192
Gains (losses) on financial transactions	60	16	(14)	34	35	18	77	69
Other operating income *	(19)	(13)	0	12	20	45	52	83
Gross income	1,472	1,509	1,570	1,659	1,728	1,814	1,869	1,834
Operating expenses	(571)	(589)	(618)	(651)	(632)	(628)	(662)	(684)
General administrative expenses	(518)	(533)	(553)	(588)	(551)	(566)	(588)	(614)
Personnel	(297)	(313)	(311)	(307)	(310)	(324)	(330)	(346)
Other general administrative expenses	(221)	(220)	(242)	(282)	(241)	(242)	(258)	(268)
Depreciation and amortisation	(53)	(56)	(65)	(63)	(82)	(62)	(74)	(70)
Net operating income	901	920	952	1,007	1,096	1,186	1,207	1,150
Net loan-loss provisions	(333)	(462)	(563)	(651)	(754)	(645)	(780)	(723)
Other income	(14)	(24)	(38)	(37)	(3)	(4)	(19)	40
Profit before taxes	555	435	352	320	339	537	408	467
Tax on profit	(176)	(121)	(91)	(103)	(100)	(171)	(94)	(114)
Profit from continuing operations	378	313	260	216	239	367	314	354
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	378	313	260	216	239	367	314	354
Minority interests	81	57	55	38	60	90	65	76
Attributable profit to the Group	298	256	206	179	179	277	249	278

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	2,533	2,361	172	7.3
Net fees	1,414	1,293	121	9.4
Gains (losses) on financial transactions	747	1,154	(407)	(35.3)
Other operating income *	302	279	23	8.4
Gross income	4,997	5,088	(91)	(1.8)
Operating expenses	(1,820)	(1,764)	(56)	3.2
General administrative expenses	(1,615)	(1,575)	(40)	2.6
Personnel	(1,015)	(993)	(22)	2.2
Other general administrative expenses	(600)	(582)	(18)	3.1
Depreciation and amortisation	(205)	(189)	(16)	8.5
Net operating income	3,177	3,324	(147)	(4.4)
Net loan-loss provisions	(546)	(953)	406	(42.7)
Other income	(107)	(70)	(36)	51.6
Profit before taxes	2,524	2,301	223	9.7
Tax on profit	(689)	(637)	(52)	8.2
Profit from continuing operations	1,835	1,664	171	10.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,835	1,664	171	10.3
Minority interests	220	197	24	12.1
Attributable profit to the Group	1,614	1,468	147	10.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Business volumes
Customer loans	86,589	85,390	1,199	1.4
Customer deposits	84,496	61,427	23,068	37.6

Global Wholesale Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	609	584	532	636	579	656	619	679
Net fees	355	338	292	308	342	370	342	361
Gains (losses) on financial transactions	353	170	441	191	349	172	280	(54)
Other operating income *	54	105	42	79	29	138	43	93
Gross income	1,371	1,196	1,306	1,214	1,298	1,335	1,284	1,079
Operating expenses	(441)	(450)	(440)	(434)	(440)	(445)	(468)	(467)
General administrative expenses	(394)	(402)	(396)	(382)	(391)	(394)	(415)	(414)
Personnel	(256)	(249)	(244)	(245)	(247)	(251)	(261)	(257)
Other general administrative expenses	(138)	(153)	(152)	(138)	(144)	(143)	(155)	(158)
Depreciation and amortisation	(47)	(47)	(44)	(51)	(49)	(51)	(52)	(53)
Net operating income	930	747	866	780	858	890	816	612
Net loan-loss provisions	(165)	(154)	(473)	(161)	(108)	(200)	(130)	(108)
Other income	(17)	(13)	(15)	(25)	(19)	(19)	(3)	(66)
Profit before taxes	749	579	378	594	731	670	683	438
Tax on profit	(214)	(158)	(99)	(165)	(200)	(183)	(193)	(113)
Profit from continuing operations	535	421	279	429	531	488	491	325
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	535	421	279	429	531	488	491	325
Minority interests	57	51	44	45	57	60	65	39
Attributable profit to the Group	478	370	236	384	474	428	426	286

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Business volumes
Customer loans	90,824	96,918	88,842	85,390	79,645	79,191	81,942	86,589
Customer deposits	79,484	81,786	73,338	61,427	67,851	73,272	89,248	84,496

Global Wholesale Banking

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	2,533	2,232	301	13.5
Net fees	1,414	1,249	165	13.2
Gains (losses) on financial transactions	747	1,112	(365)	(32.8)
Other operating income *	302	280	23	8.2
Gross income	4,997	4,873	124	2.5
Operating expenses	(1,820)	(1,709)	(111)	6.5
General administrative expenses	(1,615)	(1,527)	(88)	5.7
Personnel	(1,015)	(964)	(51)	5.3
Other general administrative expenses	(600)	(563)	(36)	6.5
Depreciation and amortisation	(205)	(182)	(23)	12.8
Net operating income	3,177	3,163	13	0.4
Net loan-loss provisions	(546)	(933)	386	(41.4)
Other income	(107)	(72)	(34)	47.7
Profit before taxes	2,524	2,159	365	16.9
Tax on profit	(689)	(591)	(98)	16.6
Profit from continuing operations	1,835	1,568	267	17.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,835	1,568	267	17.0
Minority interests	220	180	40	22.5
Attributable profit to the Group	1,614	1,388	227	16.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.14	31.12.13	Amount	%
Business volumes
Customer loans	86,589	86,726	(137)	(0.2)
Customer deposits	84,496	61,903	22,593	36.5

Global Wholesale Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	561	540	514	618	587	655	612	679
Net fees	335	319	288	308	347	370	337	359
Gains (losses) on financial transactions	345	152	425	191	352	173	278	(55)
Other operating income *	53	104	42	80	29	138	43	93
Gross income	1,294	1,114	1,269	1,197	1,315	1,335	1,271	1,076
Operating expenses	(419)	(427)	(433)	(430)	(447)	(446)	(464)	(463)
General administrative expenses	(375)	(383)	(390)	(379)	(397)	(396)	(412)	(411)
Personnel	(243)	(237)	(241)	(244)	(251)	(252)	(258)	(255)
Other general administrative expenses	(132)	(146)	(149)	(136)	(146)	(144)	(154)	(156)
Depreciation and amortisation	(44)	(45)	(43)	(51)	(50)	(51)	(52)	(53)
Net operating income	875	686	836	766	868	889	807	612
Net loan-loss provisions	(163)	(143)	(468)	(159)	(108)	(202)	(130)	(107)
Other income	(17)	(14)	(15)	(27)	(19)	(19)	(2)	(66)
Profit before taxes	695	530	353	581	741	668	675	439
Tax on profit	(198)	(143)	(90)	(160)	(203)	(182)	(191)	(113)
Profit from continuing operations	497	387	262	421	538	486	485	326
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	497	387	262	421	538	486	485	326
Minority interests	50	44	41	44	58	59	63	40
Attributable profit to the Group	448	343	221	376	480	427	421	286

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Business volumes
Customer loans	86,962	96,500	88,933	86,726	80,533	78,924	81,129	86,589
Customer deposits	74,177	80,519	72,749	61,903	68,401	72,950	88,409	84,496

Private Banking, Asset Management and Insurance

EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	462	498	(36)	(7.3)
Net fees	610	547	63	11.5
Gains (losses) on financial transactions	32	43	(11)	(25.8)
Other operating income *	402	343	59	17.2
Gross income	1,506	1,431	75	5.2
Operating expenses	(579)	(575)	(4)	0.8
General administrative expenses	(523)	(523)	1	(0.2)
Personnel	(338)	(328)	(10)	3.0
Other general administrative expenses	(185)	(195)	11	(5.5)
Depreciation and amortisation	(57)	(51)	(5)	10.5
Net operating income	927	857	70	8.2
Net loan-loss provisions	(0)	(50)	50	(99.2)
Other income	(7)	(19)	12	(62.0)
Profit before taxes	919	787	132	16.8
Tax on profit	(193)	(171)	(22)	12.8
Profit from continuing operations	726	616	110	17.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	726	616	110	17.9
Minority interests	23	22	1	4.6
Attributable profit to the Group	703	594	109	18.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	126	124	123	125	118	109	119	116
Net fees	136	143	128	140	140	148	154	169
Gains (losses) on financial transactions	10	17	9	7	8	11	6	6
Other operating income *	100	99	91	53	84	96	99	123
Gross income	372	383	351	325	350	364	378	414
Operating expenses	(144)	(144)	(141)	(146)	(141)	(144)	(147)	(147)
General administrative expenses	(131)	(131)	(129)	(132)	(129)	(130)	(132)	(133)
Personnel	(85)	(83)	(83)	(76)	(83)	(86)	(85)	(85)
Other general administrative expenses	(46)	(48)	(45)	(56)	(46)	(44)	(47)	(47)
Depreciation and amortisation	(13)	(13)	(13)	(13)	(13)	(14)	(15)	(15)
Net operating income	228	239	210	180	209	220	232	266
Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)	12	18	(5)
Other income	(0)	(1)	(4)	(14)	(2)	(1)	(2)	(2)
Profit before taxes	221	221	189	156	180	231	248	260
Tax on profit	(48)	(50)	(32)	(41)	(38)	(47)	(53)	(54)
Profit from continuing operations	173	172	157	115	142	184	194	206
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	173	172	157	115	142	184	194	206
Minority interests	5	7	6	4	5	4	5	8
Attributable profit to the Group	168	165	151	110	137	180	189	198

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

			Variation
	2014	2013	Amount	%
Income statement
Net interest income	462	489	(27)	(5.6)
Net fees	610	538	72	13.4
Gains (losses) on financial transactions	32	42	(10)	(24.7)
Other operating income *	402	326	77	23.6
Gross income	1,506	1,395	111	8.0
Operating expenses	(579)	(567)	(12)	2.1
General administrative expenses	(523)	(517)	(6)	1.1
Personnel	(338)	(323)	(15)	4.6
Other general administrative expenses	(185)	(194)	9	(4.8)
Depreciation and amortisation	(57)	(50)	(6)	12.8
Net operating income	927	828	99	11.9
Net loan-loss provisions	(0)	(50)	50	(99.2)
Other income	(7)	(19)	12	(61.4)
Profit before taxes	919	759	160	21.1
Tax on profit	(193)	(168)	(25)	14.8
Profit from continuing operations	726	591	136	23.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	726	591	136	23.0
Minority interests	23	20	3	14.2
Attributable profit to the Group	703	571	133	23.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Income statement
Net interest income	122	120	121	125	120	109	118	115
Net fees	132	138	127	141	142	149	154	166
Gains (losses) on financial transactions	10	16	9	7	9	12	6	5
Other operating income *	93	92	89	51	85	95	98	124
Gross income	357	367	347	324	356	365	376	409
Operating expenses	(141)	(140)	(140)	(147)	(144)	(145)	(146)	(145)
General administrative expenses	(128)	(128)	(128)	(133)	(131)	(131)	(131)	(130)
Personnel	(83)	(81)	(82)	(77)	(84)	(86)	(84)	(84)
Other general administrative expenses	(45)	(47)	(45)	(56)	(47)	(44)	(47)	(47)
Depreciation and amortisation	(13)	(12)	(13)	(13)	(13)	(14)	(15)	(15)
Net operating income	216	227	206	178	212	220	230	264
Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)	12	18	(5)
Other income	(0)	(1)	(4)	(14)	(3)	(1)	(2)	(2)
Profit before taxes	209	210	186	154	184	232	246	258
Tax on profit	(46)	(48)	(32)	(41)	(39)	(48)	(53)	(53)
Profit from continuing operations	163	162	153	113	145	184	193	204
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	163	162	153	113	145	184	193	204
Minority interests	4	6	6	4	5	4	5	8
Attributable profit to the Group	158	156	148	109	139	180	187	196

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Continental Europe	6.62	7.83	8.48	9.13	9.12	9.04	8.96	8.93
Spain	4.12	5.75	6.40	7.49	7.61	7.59	7.57	7.38
Portugal	6.88	7.41	7.86	8.12	8.26	8.16	8.49	8.89
Poland	7.39	8.08	7.75	7.84	7.35	7.42	7.43	7.42
Santander Consumer Finance	3.98	4.04	3.96	4.01	4.14	4.07	3.97	4.82
United Kingdom	2.03	2.01	1.98	1.98	1.88	1.91	1.80	1.79
Latin America	5.40	5.23	5.29	5.00	5.06	5.03	4.98	4.65
Brazil	6.90	6.49	6.12	5.64	5.74	5.78	5.64	5.05
Mexico	1.92	2.20	3.58	3.66	3.62	3.52	3.74	3.84
Chile	5.51	5.81	6.00	5.91	5.99	5.94	5.98	5.97
USA	3.01	2.96	3.04	3.09	2.88	2.93	2.68	2.54
Operating Areas	4.70	5.13	5.39	5.61	5.54	5.46	5.29	5.19
Total Group	4.75	5.15	5.40	5.61	5.52	5.45	5.28	5.19

Coverage ratio

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Continental Europe	71.0	63.3	61.1	57.3	58.0	58.3	58.1	57.2
Spain	50.3	43.1	45.0	44.0	44.6	44.9	45.5	45.5
Portugal	52.9	52.4	51.9	50.0	50.6	53.1	53.9	51.8
Poland	67.6	59.3	64.1	61.8	64.6	65.3	65.8	60.3
Santander Consumer Finance	108.7	106.9	109.2	105.3	105.1	105.2	106.4	100.1
United Kingdom	42.1	42.1	41.6	41.6	42.9	41.1	43.4	41.9
Latin America	87.4	86.1	83.6	85.4	86.1	86.3	83.5	84.7
Brazil	90.4	91.3	92.0	95.1	95.2	94.8	91.4	95.4
Mexico	157.1	142.7	99.0	97.5	98.6	96.6	90.1	86.1
Chile	53.9	49.9	49.7	51.1	50.7	51.7	52.3	52.4
USA	149.6	156.5	148.9	148.1	163.3	165.0	184.1	192.8
Operating Areas	75.0	69.6	67.2	64.6	66.0	66.4	67.0	66.6
Total Group	74.1	69.7	67.1	64.9	66.3	66.7	67.5	67.2

Cost of credit

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14	30.09.14	31.12.14
Continental Europe	3.13	2.33	1.71	1.23	1.21	1.14	1.08	1.02
Spain	1.23	1.26	1.36	1.36	1.37	1.31	1.21	1.06
Portugal	1.18	1.10	0.93	0.73	0.63	0.55	0.47	0.50
Poland	1.22	1.18	1.09	1.01	0.98	0.92	0.95	1.04
Santander Consumer Finance	1.26	1.15	1.13	0.96	0.89	0.87	0.85	0.90
United Kingdom	0.29	0.26	0.26	0.24	0.23	0.22	0.19	0.14
Latin America	5.07	4.87	4.73	4.53	4.24	3.95	3.77	3.59
Brazil	7.46	7.07	6.72	6.34	5.82	5.38	5.14	4.91
Mexico	2.46	2.73	3.27	3.47	3.59	3.58	3.26	2.98
Chile	1.95	2.00	1.96	1.92	1.82	1.76	1.71	1.75
USA	1.89	1.95	2.17	2.48	2.94	3.15	3.40	3.45
Operating Areas	2.49	2.15	1.85	1.65	1.61	1.55	1.50	1.44
Total Group	2.45	2.14	1.89	1.69	1.65	1.56	1.52	1.43

Spreads on loans and deposits

%

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14
Retail Banking Spain
Loan spreads	2.21	2.26	2.33	2.43	2.39	2.36	2.37	2.37
Deposit spreads	0.16	0.28	0.15	0.20	0.45	0.47	0.41	0.41
TOTAL	2.37	2.54	2.48	2.63	2.84	2.83	2.78	2.78

Retail Banking Portugal
Loan spreads	2.44	2.44	2.44	2.42	2.44	2.39	2.36	2.35
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)	(0.84)	(0.89)	(0.86)
TOTAL	1.22	1.26	1.38	1.43	1.51	1.55	1.47	1.49

Retail Banking Poland
Loan spreads	2.41	2.45	2.43	2.53	2.51	2.47	2.45	2.36
Deposit spreads	0.73	0.72	0.73	0.98	1.12	1.22	1.16	0.82
TOTAL	3.14	3.17	3.16	3.51	3.63	3.69	3.61	3.18

Santander Consumer Finance
Loan spreads	4.76	4.83	4.93	4.91	5.04	5.03	5.06	5.00

Retail Banking United Kingdom
Loan spreads	2.78	2.80	2.85	2.84	2.83	2.76	2.69	2.61
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)	(0.70)	(0.61)	(0.57)
TOTAL	1.53	1.63	1.85	1.98	2.01	2.06	2.08	2.04

Retail Banking Brazil
Loan spreads	13.09	12.51	11.93	11.82	11.76	11.60	10.98	10.79
Deposit spreads	0.72	0.75	0.84	0.95	0.90	0.92	1.00	0.96
TOTAL	13.81	13.26	12.77	12.77	12.66	12.52	11.98	11.75

Retail Banking Mexico
Loan spreads	8.46	8.41	8.34	8.23	8.17	7.83	7.69	7.71
Deposit spreads	1.86	1.64	1.56	1.51	1.52	1.46	1.38	1.33
TOTAL	10.32	10.05	9.90	9.74	9.69	9.29	9.07	9.04

Retail Banking Chile
Loan spreads	4.31	4.27	4.01	3.98	3.98	4.00	3.97	3.87
Deposit spreads	2.39	2.47	2.42	2.31	2.35	2.37	2.35	2.27
TOTAL	6.70	6.74	6.43	6.29	6.33	6.37	6.32	6.14

Retail Banking USA
Loan spreads	2.51	2.52	2.52	2.49	2.44	2.57	2.61	2.50
Deposit spreads	0.34	0.33	0.57	0.41	0.73	0.65	0.64	0.55
TOTAL	2.85	2.85	3.09	2.90	3.17	3.22	3.25	3.05

Risk-weighted assets

EUR million

	31.03.14(1)	30.06.14	30.09.14	31.12.14
Continental Europe	208,030	207,629	205,734	205,943
Spain	110,020	109,401	107,570	111,780
Portugal	16,646	16,776	16,266	16,121
Poland	16,131	16,285	16,575	16,813
Santander Consumer Finance	49,191	49,420	49,908	47,259
Spain’s run-off real estate	10,913	10,834	10,085	8,740
United Kingdom	95,469	99,475	103,264	103,470
Latin America	142,647	151,654	154,565	173,917
Brazil	80,300	86,235	84,846	101,742
Mexico	23,666	25,841	27,742	26,222
Chile	25,158	26,013	27,220	29,102
USA	57,490	60,771	67,442	73,322
Operating Areas	503,636	519,529	531,005	556,652
Corporate Activities	36,199	39,365	30,449	28,501
Total Group	539,835	558,894	561,454	585,153

(1).-	Considering Spanish regulation on intangibles homogeneous with European one applied as from 2Q14

Item 4

3 February 2015

Important information 2
Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Agenda
Group performance 2014
Business areas performance 2014
Outlook
Appendix

2014 Highlights 4
Strong profit growth amid normalisation process
EUR million
Attributable profit
Commercial REVENUES rose 5,816 compared to the decline in 2013
+39%*
Good performance of operating EXPENSES, backed by efficiency plans
4,175
Efficiency ratio: 47.0% (-1.1 p.p.)
Lower loan-loss PROVISIONS, 2,283 with leeway towards normalisation
Profit before tax increased in all countries
Increased PROFITABILITY ratios EPS: +24% RoTE2: 11.0% (+1.4 p.p.)
20121 20131 2014
(*) Excluding exchange rate impact: +49%
(1) Profit adjusted to the entry into force with retroactive effect, of the interpretation of the international accounting standard IFRIC 21, which means anticipating the recording of contributions to the deposit guarantee funds. Net impact on 2012: -EUR 12 mill.; 2013: -EUR 195 mill.

(2)	2014 pro-forma data taking into account the capital increase carried out in January 2015

2014 Highlights 5
Faster growth in volumes and strengthened balance sheet
Loans Deposits + mutual funds
Change of trend in LOANS.
+6% Growth to individuals and companies
+5%
+3%
Growth in customer FUNDS consistent with lower cost of liabilities
-2%
2013 / 2012 2014 / 2013 2013 / 2012 2014 / 2013 Comfortable LIQUIDITY, meeting LCR and
NSFR requirements ahead of schedule
NPL and coverage ratios CET1(1) 2014
Coverage ratio
65% 67% Improved CREDIT QUALITY and
9.7% lower cost of credit
NPL ratio
Solid SOLVENCY ratios,
5.61% 5.19% strengthened by capital increase
Dec’13 Dec’14 Fully loaded
NOTE: Loans and deposits excluding repos and in constant currency

(1)	Pro-forma data taking into account the capital increase carried out in January 2015

Profit & Loss

Grupo Santander results 7
In 4Q, further growth of commercial revenues and lower provisions. Profit declined due to lower trading gains, taxes and handling fees
Quarterly attributable profit Quarterly P&L
EUR million
4Q’14 Var. / 3Q’14
% %*
NII + fee income 10,238 3.3 3.8 1,605 Trading gains 620 -34.8 -35.3
1,453 1,455
1,303 Gross income 11,040 0.7 1.1
1,205 Operating exp. -5,216 2.9 3.3
1,050 1,055
864 Net op. income 5,824 -1.1 -0.7
LLPs -2,452 -11.7 -11.5
PBT 2,580 0.9 1.2 Attributable profit 1,455 -9.3 -9.3
1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q (*) Variation excluding exchange rate impact
Nota: 2013 profit adjusted to the entry into force with retroactive effect, of the interpretation of the international accounting standard IFRIC 21, which means anticipating the recording of contributions to the deposit guarantee funds.

Grupo Santander results 8
Profit growth is underscored by the three basic drivers. Negative impact from exchange rates around 5 p.p.
2014 2013(1) Var. / 2013
EUR million % %*
Net interest income + fee income 39,244 38,041 3.2 7.9 Gross income 42,612 41,920 1.7 6.2 Operating expenses -20,038 -20,158 -0.6 3.0
Net operating income 22,574 21,762 3.7 9.1
Loan-loss provisions -10,562 -12,340 -14.4 -10.5
Profit before tax 9,720 7,362 32.0 41.3
Attributable profit 5,816 4,175 39.3 49.3
(*) Variation excluding exchange rate impact
(1) Profit adjusted to the entry into force with retroactive effect, of the interpretation of the international accounting standard IFRIC 21, which means anticipating the recording of contributions to the deposit guarantee funds. Net impact on 2013 profit: -EUR 195 mill.

Grupo Santander results 9
The capital gains obtained in the Insurance transaction were registered in the fourth quarter. Provisions in the same amount were made for restructuring costs and other
EUR million
1,589
Insurance
SCUSA
UK pensions
Altamira
385
730
224
250
4Q’14
250 mill.
1H’14
1,339 mill.
2014 corporate transactions
capital gains
(net of tax)
4Q’14
250 mill.
1H’14 1,339 mill.
744 512 83 250 1,589
Restructuring costs and other Impairment of intangible assets Other provisions Restructuring Costs
2014 non-recurring
provisions (net of tax)
2014 corporate transactions 2014 non-recurring capital gains provisions (net of tax) (net of tax)

Main P&L items performance 10
Good trend in gross income, costs and provisions. Slight perimeter1 impact in 4Q, mainly in gross income and costs
EUR million Constant EUR million
Gross income Gross income
10,961 11,040 10,951
10,722 10,847 +2% 10,509 10,829 +6% 10,333 10,488 10,324 10,124 2014 / 2013 10,136 2014 / 2013 10,017 10,122 9,969 9,913
Costs Costs
5,068 5,088 5,060 5,070 5,216 -1% 5,178 +3% 4,943 4,906 5,025 4,930 4,916 5,014 4,847 2014 / 2013 4,765 4,801 4,859 2014 / 2013
3,399
3,142 3,025 3,162
2,875 2,982
2,774 2,695 2,638 2,777 2,452 2,778 2,755 2,641 2,741
Provisions 2,427
Provisions
-14% -10%
2014 / 2013 2014 / 2013
1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q

(1)	GetNet and GE Nordics

GROSS INCOME. Breakdown and quarterly trend 11
Higher quality gross income (NII and fee income account for 92% of gross income). Growth in 4Q driven by net interest income and fee income. Lower trading gains
2014 gross income structure Gross income – Group
Constant EUR million
Net interest income
7,643
7,386 7,370 7,149 6,807 6,824 6,909 Net 6,625 interest income
(€ 29,548 mill.) 69% Fee income
2,370 2,404 2,409 2,512 2,304 2,323 2,253 2,320
23%
7% Fee income
Other 1% (€ 9,696 mill.)
Trading gains revenues Trading gains
(€ 2,850 mill.) 920 859 968 770 951
650 513 615
1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q

GROSS INCOME. 2014/2013 performance and breakdown by country 12
Over 2013, gross income growth driven mainly by net interest income. Growth in all countries except Brazil
EUR million and % change in constant euros
Total gross income
2014 / 2013 (%)
Brazil 12,008 -3
Spain 6,997 +1
+496 42,612 41,920 +2,384
+5% -408 USA 5,643 +16
-11%
-1,780 UK 5,541 +8
+9%
SCF 3,309 +6 Mexico 3,072 +6 Chile 2,197 +13
2013 FX Net interest Fee Trading gains 2014 Poland 1,376 +4 Gross income income and Other* Gross Argentina income income 1,158 +34
Portugal 956 +4
(*) “Other” includes income from equity method, dividends and other operating results

OPERATING EXPENSES. 2014/2013 performance and breakdown by country 13
Group costs rose at below the average inflation rate (3.6%). Of note were Brazil and Spain
EUR million
Costs by unit. 2014 / 2013 change
Costs Costs (nominal)1 (real terms)2
20,158 +588
-708 20,038
Brazil 1.0 -5.3
+3.0%
Spain -6.7 -6.5
+2.2% Portugal -0.9 -0.6
excl. perimeter Poland -2.2 -2.2
SCF 4.4 4.0 UK 5.3 3.8
Mexico 7.2 3.2
Chile 6.3 1.9 USA 7.6 6.0
2013 FX Business 2014
Operating Operating Argentina 41.8 1.2 expenses expenses
Total Group 3.0 -0.6
(1) In local currency. Excluding perimeter: Brazil (-0.6%); SCF (-0.5%) and Group (+2.2%) (2) Nominal costs less 2014 average inflation

OPERATING EXPENSES. Efficiency Plan 14
2014-16 efficiency and productivity Plan: the cost savings envisaged in the efficiency plan were surpassed in the first year
EUR million
Efficiency plan target 2014 cost savings
Announced Achieved
Brazil 430 494
2,000
(in real terms)
1,600
Spain 300 318
1,188
(integration and efficiency plan)
1,000
Central Services / Holding 50 82
(Zero based project in Central Divisions and factories)
2014 2015 2016 Other business units 220 294
Cost savings target after 3Q’14 review
Cost savings achieved 1,000 1,188
Note: Savings calculated over 2013 costs plus vegetative evolution (inflation, upward/downward movements, ongoing investments). Excluding perimeter and new projects

PROVISIONS. 2014/2013 performance and breakdown by country 15
Lower cost of credit due to widespread decline in provisions in the large units
EUR million and % change in constant euros
Cost of credit
2014 / 2013 (%)
1.69%
Brazil 3,682 -18
1.43%
1.53% Spain 1,745 -28
USA 2,233 +47
1.15%
12,340 -542 UK 332
-1,236 -46
10,562 SCF 544 -4 -10%
Mexico 756 -2 Chile 521 0 Poland 186 +11
Argentina 121 +52 2013 FX Business 2014 Portugal 124 -36
Provisions Provisions

Balance Sheet

Loans
Change of trend in loans1: they rose in 2014 from a 2% fall in 2013. All units increased (except Portugal), with faster growth in 4Q in some countries
Constant EUR billion
Gross loans by country (excluding repos)
% q-o-q % y-o-y Dec’14 change change
UK 250 +0.1 +3
Loans
Spain 162 +1 +2
Brazil 78 +6 +10
+5% USA 71 +2 +4(2) SCF 64 +4 +9
Chile 32 +3 +8
Mexico 27 +5 +18
-2%
Portugal 24 -1 -5
2013 / 2012 2014 / 2013
Poland 18 +0.4 +7
Argentina 6 +12 +23
TOTAL Group +2 +5

(1)	Gross loans excluding repos
(2)	Excluding sale of portfolios and securitisations: +7%

Deposits + Mutual funds 18
Customer funds1, also grew faster (+6%) than in 2013 (+3%), and increased in all countries
Constant EUR billion
Deposits (excluding repos) + mutual funds by country % q-o-q % y-o-y Dec’14 change change
UK 206 +1 +2
Deposits + mutual funds
Spain 217 -1 +5
Brazil 92 +4 +12
+6%
USA 48 +2 +6
+3% Chile 29 +7 +17
Mexico 36 +5 +13
Portugal 25 0 +5
2013 / 2012 2014 / 2013
Poland 24 +1 +10
Argentina 8 +12 +37
TOTAL Group +1 +6

(1)	Deposits excluding repos + managed and marketed mutual funds

Liquidity 19
Comfortable liquidity position in the Group and the principal units. Compliance with regulatory ratios ahead of schedule
Loan to deposit ratio Deposits + M/L term funds captured / net loans
113% 118% 116%
112%
Dec’13 Dec’14 Dec’13 Dec’14
LCR NSFR
Above 100% at year-end in the Group Above 100% at year-end in the Group and the main subsidiaries … and most of the large units … vs. the 60% required by 1-Oct-15 Under observation. Required by 2018

Credit quality 20
The Group’s credit quality continued to improve throughout 2014, accelerating in the second half of the year in the principal units
%
NPL ratio
Group
Spain UK
Coverage ratio
7.49 7.61 7.59 7.57
7.38
66 67 68 67 65
1.98 1.88 1.91 1.80 1.79
D’13 M’14 J’14 S’14 D’14 D’13 M’14 J’14 S’14 D’14
NPL ratio
Brazil USA
5.61 5.52 5.45 5.28
5.19
5.64 5.74 5.78 5.64
D’13 M’14 J’14 S’14 D’14*
5.05
3.09 2.88 2.93
2.68 2.54
D’13 M’14 J’14 S’14 D’14 D’13 M’14 J’14 S’14 D’14
(*) NPL ratio of 5.12% excluding GE Nordics incorporation

Capital ratios 21
Capital strengthened ahead of 2019 requirements
%
Fully-loaded capital ratios Fully-loaded leverage ratio
11.8
Capital ratio 10.4 1.3 Tier2 0.8
1.3 Tier1 0.8
3.9
3.6
CET1 8.3 9.7
Dec’14 Dec’14 (with capital increase) Dec’14 Dec’14 (with capital increase)
Phased-in Phased-in
CET1 11.0 12.2 4.4 5.0
Leverage ratio

Financial ratios 22
Profitability ratios improved in 2014
Efficiency (%) EPS (euro) RoTE1 (%)
-1.1 p.p. +24% +1.4 p.p.
48.1 47.0 0.48 11.0
9.6 0.39
2013 2014 2013 2014 2013 2014
(1) RoTE: Group attributable profit / (Average of capital + reserves + retained profit + valuation adjustments—goodwill—other intangible assets). In 2014, pro-forma taking into account capital increase

Agenda
Group performance 2014
Business areas performance 2014
Outlook
Appendix

Business areas 24
High diversification by country in profit generation
Attributable profit by geographic segment in 2014
Portugal, 2% Poland, 6% Spain, 14%
Brazil, 19% Germany, 5%
Other Europe, 6%
Mexico, 8%
UK, 19%
Chile, 6%
Other Latin America, 5% USA, 10%
Percentage over operating areas attributable profit, excluding Spain’s run-off real estate

ATTRIBUTABLE PROFIT. 2014/2013 performance 25
Attributable profit rose in all units, except Mexico (higher tax rate) and the US (higher minority interests in SCUSA)
EUR million and
% change in constant euros
2014 attributable profit % change / 2013
UK 1,576 +30%
Brazil 1,558 +8%
Spain 1,121 +141%
SCF 891 +12%
USA 800 0% (1)
Mexico 660 -3%
Chile 509 +35%
Poland 358 +7% Argentina 298 +33% Portugal 189 +65%

(1)	Declined due to the higher tax rate. Profit before tax up 9%

Spain 26
Activity P&L
EUR million
Volumes1 Cost of new time deposits
Var. D’14 / D’13 4Q’14%3Q’14 2014%2013
NII + fee income 1,665 1.8 6,564 6.0 +1% -1% 1.36% Gross income 1,690 -2.5 6,997 0.6
/ 3Q’14 / 3Q’14
0.91% Operating expenses -860 0.5 -3,482 -6.7
+5%
Net op. income 830 -5.5 3,515 9.2
+2% 0.75%
0.55% LLPs -320 -25.4 -1,745 -27.6
0.44%
Loans Funds 4Q’13 1Q’14 2Q 3Q 4Q Attributable profit 299 -3.3 1,121 140.5
Growth in loans (companies) and deposits (consistent with lower cost of funding) Profit growth drivers: lower provisions, lower cost of funding and efficiency plan
In gross income, net interest income up 9%, but trading gains and dividends declined
In 4Q, impact of lower trading gains (GBM) and tax charge on deposits

(1)	Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

Spain 27
Higher volumes combined with a lower NPL ratio
Loans (EUR billion) Customer Funds (EUR billion) NPL and coverage ratios (%)
Loans (EUR billion) Public sector Companies Other loans to individuals
Household mortgages Repos 7 1 D’13 D’14 83 86 12 13 50 47 13 16 158 162
Customer Funds (EUR billion) Demand deposits Time deposits Repos Mutual
Funds 7 3 D’13 D’14 84 105 91 70 33 42 208 217
NPL and coverage ratios (%) 7.49 7.61 7.59 7.57 7.38 D’13 M’14 J’14 S’14 D’14 44 45 45 45 45 Coverage ratio NPL ratio
Increased customer funds
Growth driven by companies (+5%) Sharp reduction of focusing on profitability net NPL entries (-92% / 2013) Demand deposits up 25% and The increase in new mortgages NPL ratio improved in recent mutual funds 28%. Time deposits did not offset amortisations quarters declined 22%

United Kingdom 28
Activity P&L
£ million Volumes1 Banking NIM2
Var. D’14 / D’13 4Q’14%3Q’14 2014%2013
NII + fee income 1,101 2.9 4,240 12.4
+0.1% +1% / 3Q’14 / 3Q’14 1.85%
1.79% 1.81% 1.82% Gross income 1,136 1.1 4,464 7.7 1.71%
+3% Operating expenses -604 4.4 -2,329 5.3 +2% Net op. income 532 -2.4 2,136 10.6 LLPs -27 -60.8 -268 -45.7
Loans Funds 4Q’13 1Q’14 2Q 3Q 4Q Attributable profit 308 -5.6 1,270 30.2
Growth in corporate loans and customer deposits; resumed growth in residential mortgages Higher commercial revenues; with margin and volume improvements
Continued investments in the retail branch network and digital and reinforced corporates and GBM Provisions reflect prudent risk management and benign UK economic environment
(1) Volumes in local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (2) In local criteria

29

United Kingdom

Increasing Loyal customers through our 1|2|3 strategy …


1|2|3 World Customers
Million
1.3
2.4
3.6
Dec'12
Dec'13
Dec'14


Current accounts
£ billion
15.9
27.9
41.1
+75%
+47%
Dec'12
Dec'13
Dec'14

- **First choice for customers switching**[1] their current account provider to Santander UK (**1 in 4**)
- Increased **customer loyalty**; most improved in retail **customer satisfaction** since Dec'12

… and corporates


Corporate loans
£ billion
19.6
22.1
23.9
+13%
+8%
Dec'12
Dec'13
Dec'14


Business centres / Relationship Managers
35
503
50
650
66
729
Dec'12
Dec'13
Dec'14
Business centres
Relationship Managers

- **Progress in business diversification;** rise in deposits and in loans to corporates (in a subdued market)
- **Building our commercial capability;** new investment in business centres and enhanced platforms

(1) Since the introduction in Sep'13 of the new system to guarantee customers the switching of their current account.

Santander

Brazil 30 Activity P&L EUR million Volumes1 Net Interest Margin
Var. D’14/D13 Q’14%3Q’14* 2014%2013* 6.6% NIM
+6% +4% 6.5% 6.3% 5.9% NII + fee income 2,969 3.8 11,795 -0.3 5.7%
Gross income 2,978 -1.7 12,008 -2.9 +12%
+10% Operating expenses -1,296 5.6 -4,916 1.0 3.7% 3.8% 3.7% Net op. income 1,682 -6.6 7,092 -5.4 3.4% 3.4%
NIM net of provisions LLPs -887 -2.2 -3,682 -17.7 Loans Funds 4Q’13 1Q’14 2Q 3Q 4Q Attributable profit 391 0.8 1,558 8.0
(*) Changes excluding fx impact Faster pace of activity both in loans and customer funds
Gross income impacted by change of mix and lower trading gains Fee income improved for the third straight quarter
Profit up 8% due to lower provisions and costs increasing at well below the inflation rate
(1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

Brazil 31
Growth in loans with change of mix
… which reflected in credit quality and a lower risk profile …
Balances in EUR million and Dec’14 / Dec’13 change
NPL ratio (%)
+34% -3% 0% +13% +32%
26,706 6.90
6.49
20,263
6.12
13,115 5.64 5.74 5.78 5.64
11,646 5.05
6,744 M’13 J’13 S’13 D’13 M’14 J’14 S’14 D’14
Mortgages Other SMEs Corporates Large
1 Provisions and cost of credit individuals corporates
Constant EUR million
1,244
1,186
1,053
993
Growth in segments where we are below our natural 940 914 924 904 market share (mortgages, agribusiness, BNDES2) 7.5%
7.1% 6.7% 6.3%
5.8%
5.4% 5.1%
Greater focus on large companies and SMEs 4.9% recovery in recent months
1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q Net loan-loss provisions Cost of credit
(1) Other = Consumer credit, payroll lending, automobile, cards, cheques and personal loans (2) BNDES = Brazilian Development Bank

Agenda
Group performance 2014
Business areas performance 2014
Outlook
Appendix

Outlook 33
Good dynamics in results and volumes All core units grew at year-end 2014 profit before tax (10/10) and loans (9/10)
Comfortable liquidity and capital position, Focal points: organic growth and a more with no restrictions to grow efficient use of capital
Risk management continues Developing the Wide Risk Management to be reinforced Programme
Ongoing actions to increase customer All units aim to grow linked and linkage and satisfaction transactional customers
Measures underway to drive Enhance team performance, streamline operating excellence processes and improve customer service
Ambitious targets in the medium-term Financial in key management variables Non-financial

Our financial targets in the medium-term 34
2017 2014 targets
Growth Loans +5% peers* Above
Operating excellence Efficiency ratio 47% < 45%
Risk management NPL ratio 5.19% < 5%
Capital CET1 fully-loaded 9.7% 10-11%
RoTE 11% 12-14% Profitability EPS growth +24% peers* Above
(*) Wells Fargo, JPMorgan Chase, Citi, Bank of America, HSBC, BNP Paribas, UniCredit, Deutsche Bank, Banca Intesa, BBVA, ING, Société Genérale, Lloyds Bank, Barclays, Standard Chartered, UBS, Itaú

Agenda
Group performance 2014
Business areas performance 2014
Outlook
Appendix

Appendix
Other geographic units results Global segments results Group balance sheet Liquidity and funding NPL and coverage ratios, and cost of credit Spreads Quarterly income statements

Other geographic units results
37

Santander Consumer Finance – Continental Europe 38
Activity P&L
EUR million
Volumes Net Interest Margin
Var. D’14 / D’13 4Q’14%3Q’14 2014%2013
NIM
+4% -2% NII + fee income 850 3.4 3,294 5.6
3.7%
/ 3Q’14 / 3Q’14 3.5% 3.5%
Gross income 862 5.0 3,309 6.4
3.3% 3.3%
Operating expenses -376 6.3 -1,452 4.4
+14%
Net op. income 486 4.0 1,857 8.0
+9% 2.9% 2.7% 2.8% 2.7%
2.6% LLPs -143 -4.3 -544 -3.7
NIM net of provisions
Attributable profit 265 56.1 891 12.3
4Q’13 1Q’14 2Q 3Q 4Q
Gross loans New loans
Double-digit growth in new lending enabled market share gain
In the area as a whole: management of spreads, costs control and lower cost of credit The main units improved their profit in 2014 GE Nordics integration in 4Q and joint-venture with PSA in 2015 to promote business
Nota: Not including Santander Consumer UK profit, as it is recorded in Santander UK results. If included, attributable profit in 4Q’14: EUR 292 mill. (+49%); 2014: EUR 1,004 mill. (+12% y-o-y)

Portugal 39 Activity P&L EUR million
Volumes1 Cost of new term deposits
Var. D’14Q’D14%3Q’14 2014%2013
-1% -0.3% NII + fee income 215 4.3 826 -0.6 / 3Q’14 / 3Q’14 Gross income 261 13.4 956 4.3
1.70% 1.72% 1.69% +5% 1.36% Operating expenses -126 3.5 -491 -0.9 0.96%
Net op. income 135 24.6 465 10.5 -5% LLPs -17 -45.7 -124 -35.7 Loans Funds 4Q’13 1Q’14 2Q 3Q 4Q Attributable profit 73 74.5 189 65.1 Sharp deposit capturing with lower cost of funding and market share gain Profit continues to normalise (+65% y-o-y) backed by provisions Good performance of net interest income (+6% y-o-y) and costs control

(1)	Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

Poland 40 Activity P&L EUR million
Volumes1 Stock deposit cost
Var. D’14Q’14%3Q’14* 2014%2013*
NII + fee income 302 -5.5 1,269 7.2 +0.4% +1% / 3Q’14 / 3Q’14 1.69%
1.69% 1.67% Gross income 353 6.2 1,376 4.1 1.64% +10% 1.56% Operating expenses -143 0.9 -581 -2.2 +7%
Net op. income 210 10.1 795 9.3 LLPs -57 29.4 -186 10.5
Loans Funds 4Q’13 1Q’14 2Q 3Q 4Q Attributable profit 94 3.4 358 6.9
(*) Changes excluding fx impact
The rise in loans and deposits underscored the success of the business strategy Of note was the commercial revenues growth (+7.2% y-o-y) and costs control (-2.2%) PBT: +12% in 2014. Attributable profit impacted by higher taxes and minority interests

(1)	Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

Spain run-off real estate 41
Activity P&L EUR million Total Balance Coverage ratios
EUR billion and % change 2014 and D’14 / D’13 change 2014 2013%2013 -25% Gross income -64 6 n.m. 10.8 +5 p.p. +0.4 p.p. Operating expenses -216 -175 +23.4 Equity stakes 8.1 54% 55% Net 3.6 Provisions -553 -739 -25.1 foreclosures 3.5
Net loans Tax recovery 250 272 -8.2 5.7
3.8 Attributable profit -583 -635 -8.2
D’13 D’14 Loans Foreclosures
Sharp exposure reduction. Mainly in loans (-34%)
Increased coverage ratio of loans and foreclosures in the year
Lower losses due to reduced need for provisions

USA 42 Activity P&L US$ million
Santander Bank1 SCUSA
Var. D’14 / D’13 Var. D’14 / D’13 4Q’14%3Q’14 2014%2013
+1% +2% +4% -17% NII + fee income 1,742 -2.9 7,063 11.5 / 3Q’14 / 3Q’14 / 3Q’14 / 3Q’14
Gross income 1,898 -1.7 7,483 16.0
+7% Operating expenses -709 3.7 -2,694 7.6 +25% Net op. income 1,189 -4.7 4,789 21.3 +13%
+1% LLPs -718 -11.5 -2,961 46.8 Attributable profit 314 21.3 1,061 -0.2 Loans 2 Funds Gross loans New loans
In activity, SCUSA increased new lending and servicing. Business growth in Santander Bank Attributable profit virtually unchanged from previous year. Profit before minority interests up 4%
Increased gross income offset the higher costs (regulatory costs and franchise) and provisions
Measures to optimise Santander Bank’s balance sheet in order to improve profitability ratios
(1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. (2) Excluding sale of portfolios and securitisations: +6%

Mexico 43 Activity P&L EUR million Volumes1 Net Interest Margin
Var. D’14 D’13’ 4Q’14%3Q’14* 2014%2013* NIM
NII + fee income 781 3.5 2,953 6.0 +5% +5%
/ 3Q’14 / 3Q’14 4.4% Gross income 793 0.0 3,072 6.0 4.1% 4.0% 4.0% 4.0%
+18% Operating expenses -322 0.6 -1,260 7.2 Net op. income 471 -0.5 1,812 5.2 +13%
2.6% 2.7% 2.8% LLPs -177 -16.3 -756 -1.6 2.5% 2.5%
NIM net of provisions PBT 293 9.4 1,057 8.9
Loans Funds 4Q’13 1Q’14 2Q 3Q 4Q Attributable profit 186 10.8 660 -3.5
(*) Changes excluding fx impact
Expansion plan resulted in y-o-y market share gain in loans and demand deposits
Higher commercial revenues absorbed interest rates at their lowest levels and change of mix
Profit affected in the year-on-year comparison due to the higher tax rate (from 8% to 20%)

(1)	Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

Chile 44 Activity P&L EUR million
Volumes1 Net Interest Margin
Var. D’14/D’13 4Q’14%3Q’14* 2014%2013* NIM
+3% +7% NII + fee income 577 20.1 2,063 15.0
/ 3Q’14 / 3Q’14 4.7% 4.7% 4.4% 4.3%
4.0% Gross income 608 17.8 2,197 12.6 +17%
Operating expenses -226 2.0 -854 6.3 3.5% 3.2%
+8% 2.9% 3.0% Net op. income 382 29.6 1,343 17.0 2.6%
LLPs -156 16.6 -521 0.5 NIM net of provisions
Attributable profit 162 71.7 509 34.8
Loans Funds 4Q’13 1Q’14 2Q 3Q 4Q
(*) Changes excluding fx impact
Growth in target segments: loans to companies (+8%), high-income (+16%) and demand deposits (+16%) Solid profit underscored by commercial revenues (higher volumes and lower cost of funding) Moreover, higher inflation rate and lower taxes (tax reform) put profit at its highest level

(1)	Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

Other Latin American countries 45
Attributable profit
Constant EUR million
Argentina Uruguay Peru
298
223 54 47
24
18
2013 2014 2013 2014 2013 2014
Focus on linkage, transactional business and target segments Volumes grew at double-digit rates P&L driven by higher gross income

Corporate Activities 46
P&L
EUR million
2014 2013
Gross income -458 -948 Operating expenses -763 -696 Provisions, tax and minority interests -568 -427
Attributable profit -1,789 -2,071
Lower losses due to higher gross income: lower cost of issuances and higher trading gains due to hedging
Higher provisions due to handling fees charges

Global segments
P&L
47

Retail Banking 48
Activity P&L
EUR billion EUR million
4Q’14%3Q’14* 2014%2013*
Net loans Deposits
NII + fee income 9,383 3.1 36,194 6.2
+8%* +3%*
630 Gross income 9,583 3.5 36,631 5.2
508 522
584
Operating expenses -4,363 4.2 -16,659 2.2
Net op. income 5,220 2.9 19,972 7.9
2013 2014 2013 2014 LLPs -2,295 -10.9 -9,736 -5.9
(*) +4% excluding FX impact (*) -1% excluding FX impact Attributable profit 1,784 28.1 5,870 26.4
(*) Changes excluding fx impact
Gross income
EUR million
Excluding exchange rate impact:
9,279 9,414 9,299 9,583 8,847 8,803 8,707 9,041
- Recovery of net interest income + fee income (+6% / 2013)
- Costs rose at below the inflation rate
- Provisions: lower year-on-year
1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q

Consumer Business 49
Includes Continental Europe, United Kingdom and USA (SCUSA)
Basic data Gross loans (Dec’14): EUR 91 bill.
EUR billion
Top 31 in
Continental
12 countries 64
14 Countries Europe
Agreements with manufacturers UK 5 67 for “captive” financing
USA (SCUSA) 23
19.2 Million customers
2014 Attributable profit: EUR 1,367 mill.
157,000 Dealers-participants
EUR million
91,481 EUR million in loans Continental
891
Europe
30,847 EUR million in deposits UK 113 1,367 EUR million in 2014 USA (SCUSA) 363 attributable profit

(1)	Market share of new auto-lending and/or durable goods loans

Global Wholesale Banking (GBM) 50
Gross income P&L
EUR million EUR million
4Q’14%3Q’14* 2014%2013*
TOTAL 5,088 -2%*
4,997
Trading and capital 516 NII + fee income 1,040 9.4 3,947 13.4
559 + 8%
Gross income 1,079 -15.3 4,997 2.5
Global Markets 1,750 -12% 1,535
Operating expenses -467 0.0 -1,820 6.5
Financing solutions 1,165 Customers
1,044 +12% Net op. income 612 -24.1 3,177 0.4
& advisory *
-3%
LLPs -108 -17.3 -546 -41.4
Global Transaction 1,777 1,737 Services -2%
Attributable profit 286 -32.0 1,614 16.3
2013 2014 (*) Changes excluding fx impact
(*) Excluding fx impact: total gross income, +3%; customer revenues +2%
TOTAL 1,371 Customer revenues account for 89% of
1,335
1,306 1,298 1,284 total gross income
Trading 1,196 1,214 1,079 and capital
Higher commercial revenues and lower Customers trading gains, mainly in 4Q
1,253 1,169 1,168 1,174
1,057 1,092 1,049 1,047
Excellent efficiency ratio: 36%
Provisions normalising
1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q

Private Banking, Asset Management and Insurance 51 Total revenues for the Group1 P&L EUR million EUR million 4Q’14%3Q’14* 2014%2013* +2%2 TOTAL 4,443 4,528 NII + fee income 285 3.3 1,072 4.3 Insurance -2% 2,600 Gross income 414 9.0 1,506 8.0 2,645 Operating expenses -147 -0.7 -579 2.1 Asset +13% 1,039 917 Net op. income 266 15.1 927 11.9 Management Private Banking 881 +1% 889 LLPs -5 — 0 -99.2 2013 2014 Attributable profit 198 4.8 703 23.3 (2) At constant perimeter and fx rates: Total +7%; Insurance 3%; Asset Mgmt.+22%: Private Banking: +2%. (*) Changes excluding fx impact TOTAL 1,161 1,161 1,107 1,133 1,207 1,078 1,044 1,080 Insurance 706 High gross income contribution to the 678 641 679 618 631 648 Group (10% of operating areas total) 643 Asset At constant perimeter and fx rates, Management 234 246 243 269 286 195 233 251 total gross income for the Group increased Private Banking 221 237 217 206 215 208 223 242 (+7% / 2013) 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3Q 4Q (1) Including fees paid to the Group retail networks

Group balance sheet
52

Highlights of the Group balance sheet 53
Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised
EUR billion
Balance sheet at December 2014 1
Lending: 58% of balance sheet 1,266 1,266
Cash and credit Credit
169 2 institutions 155
institutions 2 Cash, central banks and credit
Derivatives 84 3 Derivatives 104 institutions: 13% AFS portfolio Other 39
98 4
Trading portfolio 67 3
5 Derivatives (with counterparty on the
Other* 113 6
liabilities side): 7% of balance sheet
Customer deposits 648 4
Available for sale portfolio (AFS): 8%
Net loans to customers 735 1 5
Issues and Trading portfolio: 5%
subordinated liabilities 214
Shareholders’ equity 6 Other (goodwill, fixed assets, accruals):
& fixed liabilities 106
9% Assets Liabilities
(*) Other assets: Goodwill EUR 28 bill., tangible and intangible assets EUR 26 bill., other capital instruments at fair value EUR 1 bill., accruals and other accounts EUR 58 bill.

Liquidity and funding
54

Liquidity and funding 55
Well-funded balance sheet with high structural liquidity surplus
December 2014. EUR billion
Santander Group liquidity balance sheet
648 Deposits Net loans to customers 735
Commercial Gap: EUR 87 bill.
63 Securitisations
Structural liquidity1 surplus:
Fixed assets EUR 153 bill. (15% net liabilities)
& other 83 140 M/L term funding
Financial assets 174 120 Equity (90) and other (30)
21 ST Funding
Assets Liabilities
Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional (1) Financial assets – short term wholesale funding markets

Liquidity and funding 56
Adequate liquidity structure of stand-alone units
December 2014
Main units and liquidity ratios
LTD ratio Deposits + M/L term funding / (net loans / deposits) net loans
Spain 88% 155%
Portugal 97% 115% Santander Consumer Finance 196% 73%
Poland 84% 122% UK 124% 107% Brazil 109% 121% Mexico 90% 117% Chile 131% 99%
Argentina 81% 125%
USA 144% 106%
Total Group 113% 116%

Liquidity and funding 57
Higher recourse to wholesale funding in 2014, backed by improved market conditions: issuances outpaced maturities
December 2014
Issuances (EUR bn.) Diversified issuances 2014
51.7
Total
36.0 US$ Sterling
38.3 area, area, 27% 29%
M/L term issuance 22.5
EUR area, 44%
Securitisations1 13.5 13.4
2013 2014

(1)	Placed in the market and including structured finance Note: 2013 data on a like-for-like basis

NPL, coverage ratios and cost of credit
58

NPL ratio 59
%
31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 30.09.14 31.12.14 Continental Europe 6.62 7.83 8.48 9.13 9.12 9.04 8.96 8.93
Spain 4.12 5.75 6.40 7.49 7.61 7.59 7.57 7.38 Portugal 6.88 7.41 7.86 8.12 8.26 8.16 8.49 8.89 Poland 7.39 8.08 7.75 7.84 7.35 7.42 7.43 7.42
Santander Consumer Finance 3.98 4.04 3.96 4.01 4.14 4.07 3.97 4.82 United Kingdom 2.03 2.01 1.98 1.98 1.88 1.91 1.80 1.79
Latin America 5.40 5.23 5.29 5.00 5.06 5.03 4.98 4.65
Brazil 6.90 6.49 6.12 5.64 5.74 5.78 5.64 5.05
Mexico 1.92 2.20 3.58 3.66 3.62 3.52 3.74 3.84
Chile 5.51 5.81 6.00 5.91 5.99 5.94 5.98 5.97 USA 3.01 2.96 3.04 3.09 2.88 2.93 2.68 2.54
Operating Areas 4.70 5.13 5.39 5.61 5.54 5.46 5.29 5.19
Total Group 4.75 5.15 5.40 5.61 5.52 5.45 5.28 5.19

Coverage ratio 60
%
31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 30.09.14 31.12.14 Continental Europe 71.0 63.3 61.1 57.3 58.0 58.3 58.1 57.2
Spain 50.3 43.1 45.0 44.0 44.6 44.9 45.5 45.5 Portugal 52.9 52.4 51.9 50.0 50.6 53.1 53.9 51.8 Poland 67.6 59.3 64.1 61.8 64.6 65.3 65.8 60.3
Santander Consumer Finance 108.7 106.9 109.2 105.3 105.1 105.2 106.4 100.1 United Kingdom 42.1 42.1 41.6 41.6 42.9 41.1 43.4 41.9
Latin America 87.4 86.1 83.6 85.4 86.1 86.3 83.5 84.7
Brazil 90.4 91.3 92.0 95.1 95.2 94.8 91.4 95.4
Mexico 157.1 142.7 99.0 97.5 98.6 96.6 90.1 86.1
Chile 53.9 49.9 49.7 51.1 50.7 51.7 52.3 52.4 USA 149.6 156.5 148.9 148.1 163.3 165.0 184.1 192.8
Operating Areas 75.0 69.6 67.2 64.6 66.0 66.4 67.0 66.6
Total Group 74.1 69.7 67.1 64.9 66.3 66.7 67.5 67.2

Cost of credit 61
%
31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 30.09.14 31.12.14 Continental Europe 3.13 2.33 1.71 1.23 1.21 1.14 1.08 1.02
Spain 1.23 1.26 1.36 1.36 1.37 1.31 1.21 1.06 Portugal 1.18 1.10 0.93 0.73 0.63 0.55 0.47 0.50 Poland 1.22 1.18 1.09 1.01 0.98 0.92 0.95 1.04 Santander Consumer Finance 1.26 1.15 1.13 0.96 0.89 0.87 0.85 0.90 United Kingdom 0.29 0.26 0.26 0.24 0.23 0.22 0.19 0.14 Latin America 5.07 4.87 4.73 4.53 4.24 3.95 3.77 3.59
Brazil 7.46 7.07 6.72 6.34 5.82 5.38 5.14 4.91 Mexico 2.46 2.73 3.27 3.47 3.59 3.58 3.26 2.98 Chile 1.95 2.00 1.96 1.92 1.82 1.76 1.71 1.75 USA 1.89 1.95 2.17 2.48 2.94 3.15 3.40 3.45 Operating Areas 2.49 2.15 1.85 1.65 1.61 1.55 1.50 1.44 Total Group 2.45 2.14 1.89 1.69 1.65 1.56 1.52 1.43
Cost of credit = 12 month loan-loss provisions / average lending

Spain run-off real estate. Exposure and coverage ratios 62
Coverage by borrowers’ situation Total coverage
(December 2014) (problematic assets + performing loans)
EUR Million provisions / exposure (%)
55%
Total real estate
Gross risk Coverage Net
exposure
Fund Risk
Non-performing 6,965 4,064 2,901
Substandard1 1,209 425 784
Dec’14
Foreclosed real estate 7,904 4,371 3,533 Non-performing 58% Substandard1 35% Total problematic assets 16,078 8,860 7,218
2 Foreclosed real estate 55%
Performing loans 101 0 101 Total problematic assets 55% Real estate exposure 16,179 8,860 7,319 Performing loans2 0%

(1)	100% up-to-date with payments
(2)	Performing loans: loans up-to-date with payments

Spain run-off real estate. Loans and foreclosures 63
LOANS with real estate purpose Foreclosed REAL ESTATE (Dec. 2014)
EUR Million EUR Million
Gross Net amount Coverage amount
Dec’14 Dec’13 Var.
Finished buildings 3,577 4,673 -1,096 Finished buildings 2,269 43% 1,297 Buildings under constr. 130 614 -484 Buildings under constr. 716 46% 384 Developed land 2,641 3,124 -483 Developed land 2,450 61% 967 Building and other land 752 1,116 -364 Building land 2,414 64% 865 Non mortgage guarantee 1,176 1,828 -652 Other land 55 64% 20
Total 8,276 11,355 -3,079 Total 7,904 55% 3,533

Spreads 64

Spreads on loans and deposits 65
%
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 Retail Banking Spain
Loan spreads 2.21 2.26 2.33 2.43 2.39 2.36 2.37 2.37 Deposit spreads 0.16 0.28 0.15 0.20 0.45 0.47 0.41 0.41
TOTAL 2.37 2.54 2.48 2.63 2.84 2.83 2.78 2.78
Retail Banking Portugal
Loan spreads 2.44 2.44 2.44 2.42 2.44 2.39 2.36 2.35 Deposit spreads (1.22) (1.18) (1.06) (0.99) (0.93) (0.84) (0.89) (0.86)
TOTAL 1.22 1.26 1.38 1.43 1.51 1.55 1.47 1.49
Retail Banking Poland
Loan spreads 2.41 2.45 2.43 2.53 2.51 2.47 2.45 2.36 Deposit spreads 0.73 0.72 0.73 0.98 1.12 1.22 1.16 0.82
TOTAL 3.14 3.17 3.16 3.51 3.63 3.69 3.61 3.18
Santander Consumer Finance
Loan spreads 4.76 4.83 4.93 4.91 5.04 5.03 5.06 5.00
Retail Banking United Kingdom
Loan spreads 2.78 2.80 2.85 2.84 2.83 2.76 2.69 2.61 Deposit spreads (1.25) (1.17) (1.00) (0.86) (0.82) (0.70) (0.61) (0.57)
TOTAL 1.53 1.63 1.85 1.98 2.01 2.06 2.08 2.04

Spreads on loans and deposits 66
%
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 Retail Banking Brazil
Loan spreads 13.09 12.51 11.93 11.82 11.76 11.60 10.98 10.79 Deposit spreads 0.72 0.75 0.84 0.95 0.90 0.92 1.00 0.96
TOTAL 13.81 13.26 12.77 12.77 12.66 12.52 11.98 11.75
Retail Banking Mexico
Loan spreads 8.46 8.41 8.34 8.23 8.17 7.83 7.69 7.71 Deposit spreads 1.86 1.64 1.56 1.51 1.52 1.46 1.38 1.33
TOTAL 10.32 10.05 9.90 9.74 9.69 9.29 9.07 9.04
Retail Banking Chile
Loan spreads 4.31 4.27 4.01 3.98 3.98 4.00 3.97 3.87 Deposit spreads 2.39 2.47 2.42 2.31 2.35 2.37 2.35 2.27
TOTAL 6.70 6.74 6.43 6.29 6.33 6.37 6.32 6.14
Retail Banking USA
Loan spreads 2.51 2.52 2.52 2.49 2.44 2.57 2.61 2.50 Deposit spreads 0.34 0.33 0.57 0.41 0.73 0.65 0.64 0.55
TOTAL 2.85 2.85 3.09 2.90 3.17 3.22 3.25 3.05

Quarterly P&L 67

Santander Group 68
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 9,689 9,833 9,245 9,275 9,323 9,773 9,910 10,238 38,041 39,244 Gross income 10,722 10,847 10,333 10,017 10,124 10,488 10,961 11,040 41,920 42,612 Operating expenses (5,068) (5,088) (4,943) (5,060) (4,847) (4,906) (5,070) (5,216) (20,158) (20,038) Net operating income 5,655 5,760 5,390 4,957 5,277 5,582 5,891 5,824 21,762 22,574 Net loan-loss provisions (3,142) (3,399) (3,025) (2,774) (2,695) (2,638) (2,777) (2,452) (12,340) (10,562) Other (372) (549) (509) (629) (433) (508) (558) (792) (2,059) (2,292) Profit before taxes 2,141 1,812 1,856 1,554 2,149 2,435 2,556 2,580 7,362 9,720
Consolidated profit 1,564 1,345 1,337 1,106 1,579 1,771 1,901 1,746 5,352 6,998
Attributable profit 1,205 1,050 1,055 864 1,303 1,453 1,605 1,455 4,175 5,816

Santander Group 69
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 8,928 9,130 9,076 9,229 9,519 9,790 9,779 10,156 36,364 39,244 Gross income 9,913 10,122 10,136 9,969 10,324 10,509 10,829 10,951 40,140 42,612 Operating expenses (4,765) (4,801) (4,859) (5,025) (4,930) (4,916) (5,014) (5,178) (19,450) (20,038) Net operating income 5,148 5,321 5,277 4,944 5,394 5,593 5,814 5,773 20,690 22,574 Net loan-loss provisions (2,875) (3,162) (2,982) (2,778) (2,755) (2,641) (2,741) (2,427) (11,798) (10,562) Other (360) (532) (500) (621) (440) (507) (552) (794) (2,013) (2,292) Profit before taxes 1,913 1,627 1,795 1,545 2,200 2,446 2,522 2,552 6,880 9,720
Consolidated profit 1,391 1,205 1,298 1,104 1,617 1,779 1,876 1,725 4,998 6,998
Attributable profit 1,068 938 1,024 863 1,334 1,461 1,585 1,437 3,894 5,816

Continental Europe 70
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 2,878 2,950 2,859 2,841 2,973 3,077 3,013 3,123 11,527 12,185 Gross income 3,171 3,163 3,152 2,979 3,196 3,256 3,139 3,231 12,465 12,822 Operating expenses (1,651) (1,619) (1,607) (1,618) (1,607) (1,582) (1,557) (1,591) (6,495) (6,337) Net operating income 1,520 1,543 1,545 1,361 1,589 1,673 1,582 1,640 5,969 6,485 Net loan-loss provisions (901) (993) (946) (763) (791) (770) (737) (582) (3,603) (2,880) Other (192) (194) (188) (185) (152) (196) (151) (77) (759) (576) Profit before taxes 427 356 411 413 647 707 694 981 1,607 3,030
Consolidated profit 331 290 327 301 499 536 518 693 1,250 2,247
Attributable profit 303 248 283 282 463 499 472 644 1,115 2,078

Spain 71
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 1,557 1,602 1,508 1,524 1,602 1,663 1,635 1,665 6,190 6,564 Gross income 1,798 1,780 1,742 1,634 1,792 1,782 1,733 1,690 6,954 6,997 Operating expenses (953) (941) (936) (902) (894) (873) (855) (860) (3,734) (3,482) Net operating income 844 838 805 732 898 909 878 830 3,220 3,515 Net loan-loss provisions (516) (690) (630) (575) (507) (488) (429) (320) (2,411) (1,745) Other (36) (29) (59) (11) (33) (51) (9) (81) (135) (173) Profit before taxes 293 119 116 145 358 370 440 429 674 1,597
Consolidated profit 204 84 81 98 253 261 310 303 467 1,127
Attributable profit 203 84 81 98 251 261 309 299 466 1,121

Portugal 72
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 202 221 211 198 202 204 206 215 832 826 Gross income 231 233 228 224 228 237 230 261 916 956 Operating expenses (124) (122) (123) (126) (122) (121) (122) (126) (495) (491) Net operating income 107 112 105 97 106 116 108 135 421 465 Net loan-loss provisions (64) (62) (56) (11) (34) (40) (32) (17) (192) (124) Other (13) (17) (6) (42) (30) (29) (20) (20) (78) (99) Profit before taxes 31 32 44 44 42 47 57 97 150 243
Consolidated profit 21 25 32 29 33 37 42 73 106 185
Attributable profit 21 25 32 37 36 39 42 73 114 189

Poland 73
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 278 290 302 310 317 328 322 302 1,180 1,269 Gross income 315 337 342 323 334 353 335 353 1,317 1,376 Operating expenses (156) (142) (136) (159) (147) (148) (143) (143) (592) (581) Net operating income 159 195 206 165 188 205 192 210 725 795 Net loan-loss provisions (42) (51) (35) (39) (43) (42) (44) (57) (167) (186) Other (5) 6 (2) (4) (3) (16) 8 22 (6) 11 Profit before taxes 112 149 169 121 142 147 156 175 552 620
Consolidated profit 90 123 135 96 115 120 122 127 445 485
Attributable profit 70 91 100 72 85 88 91 94 334 358

Poland 74
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 276 291 306 310 317 327 321 304 1,183 1,269 Gross income 313 337 348 323 334 351 335 355 1,321 1,376 Operating expenses (155) (142) (139) (159) (147) (147) (143) (144) (594) (581) Net operating income 158 195 209 165 188 204 192 211 727 795 Net loan-loss provisions (42) (52) (36) (39) (43) (42) (44) (57) (168) (186) Other (5) 6 (2) (4) (3) (16) 8 22 (6) 11 Profit before taxes 111 150 171 121 142 147 155 176 553 620
Consolidated profit 90 123 137 96 115 119 122 128 446 485
Attributable profit 70 91 101 72 85 87 91 94 335 358

Santander Consumer Finance 75
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 779 779 799 762 800 822 822 850 3,120 3,294 Gross income 776 775 801 759 800 827 821 862 3,111 3,309 Operating expenses (351) (341) (345) (353) (366) (357) (354) (376) (1,391) (1,452) Net operating income 425 434 456 405 434 470 467 486 1,720 1,857 Net loan-loss provisions (171) (131) (158) (105) (130) (123) (149) (143) (565) (544) Other (21) (29) (15) (5) (14) (17) (71) 65 (70) (37) Profit before taxes 233 274 283 295 291 330 247 408 1,085 1,277
Consolidated profit 184 210 217 213 225 245 184 277 824 930
Attributable profit 176 201 208 209 219 237 170 265 794 891

United Kingdom 76
GBP million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 896 906 956 1,014 1,023 1,045 1,070 1,101 3,772 4,240 Gross income 973 1,048 1,022 1,100 1,100 1,105 1,124 1,136 4,144 4,464 Operating expenses (560) (567) (538) (547) (574) (571) (579) (604) (2,212) (2,329) Net operating income 413 481 484 553 526 533 545 532 1,932 2,136 Net loan-loss provisions (137) (103) (132) (121) (99) (71) (70) (27) (493) (268) Other (35) (87) (22) (55) (38) (51) (58) (108) (200) (256) Profit before taxes 241 291 330 377 388 411 417 396 1,239 1,612
Consolidated profit 191 224 261 301 311 325 326 308 976 1,270
Attributable profit 191 224 261 301 311 325 326 308 976 1,270

United States 77
USD million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 1,488 1,558 1,631 1,658 1,728 1,798 1,794 1,742 6,334 7,063 Gross income 1,538 1,573 1,622 1,721 1,789 1,864 1,931 1,898 6,454 7,483 Operating expenses (586) (605) (637) (676) (652) (649) (684) (709) (2,504) (2,694) Net operating income 952 968 985 1,045 1,137 1,215 1,248 1,189 3,949 4,789 Net loan-loss provisions (337) (462) (561) (657) (749) (684) (811) (718) (2,018) (2,961) Other (14) (24) (38) (37) (3) (4) (19) 40 (113) 14 Profit before taxes 601 481 386 351 385 527 418 512 1,819 1,842
Consolidated profit 413 349 288 244 276 362 324 390 1,294 1,352
Attributable profit 333 292 233 206 216 272 259 314 1,063 1,061

Brazil 78
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 3,563 3,484 2,899 2,992 2,828 2,979 3,018 2,969 12,937 11,795 Gross income 3,781 3,552 3,115 3,070 2,851 2,986 3,192 2,978 13,518 12,008 Operating expenses (1,359) (1,356) (1,263) (1,346) (1,133) (1,196) (1,291) (1,296) (5,324) (4,916) Net operating income 2,422 2,196 1,852 1,724 1,719 1,791 1,900 1,682 8,194 7,092 Net loan-loss provisions (1,471) (1,372) (1,065) (985) (905) (933) (958) (887) (4,894) (3,682) Other (78) (133) (126) (162) (143) (166) (253) (244) (499) (805) Profit before taxes 873 691 661 577 671 693 689 551 2,802 2,604
Consolidated profit 652 525 469 392 469 504 520 433 2,039 1,926
Attributable profit 499 420 358 301 364 395 409 391 1,577 1,558

Brazil 79
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 3,011 3,009 2,843 2,969 2,938 2,922 2,912 3,023 11,832 11,795 Gross income 3,196 3,069 3,045 3,053 2,962 2,929 3,084 3,033 12,363 12,008 Operating expenses (1,149) (1,171) (1,225) (1,324) (1,177) (1,173) (1,248) (1,318) (4,869) (4,916) Net operating income 2,047 1,898 1,820 1,729 1,785 1,756 1,836 1,715 7,494 7,092 Net loan-loss provisions (1,244) (1,186) (1,053) (993) (940) (914) (924) (904) (4,476) (3,682) Other (66) (114) (120) (156) (148) (163) (247) (248) (456) (805) Profit before taxes 738 598 647 579 698 679 665 563 2,562 2,604
Consolidated profit 551 455 461 397 487 495 502 442 1,864 1,926
Attributable profit 421 363 353 305 378 387 395 398 1,443 1,558

Mexico 80
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 725 730 730 718 699 720 752 781 2,903 2,953 Gross income 770 795 751 705 713 775 791 793 3,021 3,072 Operating expenses (299) (304) (307) (315) (307) (312) (319) (322) (1,225) (1,260) Net operating income 472 490 444 390 407 463 471 471 1,796 1,812 Net loan-loss provisions (142) (184) (257) (218) (179) (191) (210) (177) (801) (756) Other 26 (2) (3) (4) (2) (2) 6 (1) 17 2 Profit before taxes 355 305 184 168 226 271 267 293 1,012 1,057
Consolidated profit 315 263 162 193 178 214 217 242 933 851
Attributable profit 241 199 123 149 138 169 167 186 713 660

Mexico 81
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 686 672 707 721 718 727 741 767 2,785 2,953 Gross income 729 732 728 709 733 783 778 778 2,898 3,072 Operating expenses (283) (280) (297) (315) (315) (315) (314) (316) (1,175) (1,260) Net operating income 446 452 431 394 418 468 464 462 1,723 1,812 Net loan-loss provisions (134) (170) (247) (218) (183) (193) (207) (173) (768) (756) Other 24 (2) (3) (3) (2) (2) 6 (1) 17 2 Profit before taxes 336 280 181 174 233 274 263 288 971 1,057
Consolidated profit 298 241 160 196 183 217 214 238 895 851 Attributable profit 228 183 122 151 142 171 165 183 684 660

Chile 82
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 512 502 533 521 489 526 470 577 2,067 2,063 Gross income 550 560 573 566 533 551 505 608 2,249 2,197 Operating expenses (232) (245) (231) (218) (201) (210) (217) (226) (926) (854) Net operating income 319 314 342 348 332 341 288 382 1,322 1,343 Net loan-loss provisions (155) (147) (153) (142) (116) (118) (131) (156) (597) (521) Other (1) 3 6 (4) (7) (3) 3 (18) 4 (24) Profit before taxes 163 170 194 203 209 220 160 209 730 798
Consolidated profit 148 140 166 169 176 192 136 236 623 739
Attributable profit 103 97 116 119 123 132 92 162 435 509

Chile 83
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income 422 419 471 481 488 528 475 571 1,794 2,063 Gross income 454 468 507 523 532 553 510 601 1,951 2,197 Operating expenses (191) (205) (205) (203) (201) (211) (219) (223) (804) (854) Net operating income 263 263 302 320 331 342 292 378 1,147 1,343 Net loan-loss provisions (127) (123) (136) (131) (116) (118) (132) (154) (518) (521) Other (1) 3 5 (3) (7) (3) 3 (18) 4 (24) Profit before taxes 134 142 171 186 209 221 162 206 633 798
Consolidated profit 122 117 146 155 176 192 137 234 540 739
Attributable profit 85 81 102 109 123 133 93 161 378 509

Corporate Activities 84
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 3Q 14 4Q 14 2013 2014 NII + Fee income (588) (526) (541) (618) (542) (495) (466) (471) (2,273) (1,974) Gross income (322) (138) (163) (326) (224) (237) 10 (7) (948) (458) Operating expenses (177) (176) (176) (167) (191) (197) (194) (181) (696) (763) Net operating income (499) (314) (339) (493) (416) (434) (183) (188) (1,644) (1,221) Net loan-loss provisions (29) (189) 14 2 1 (1) 0 2 (201) 2 Other (66) (89) (124) (158) (72) (67) (90) (342) (436) (571) Ordinary profit before taxes (594) (591) (448) (648) (487) (502) (273) (529) (2,282) (1,790)
Ordinary consolidated profit (543) (521) (432) (569) (408) (444) (262) (671) (2,064) (1,785) Ordinary attributable profit (543) (519) (430) (579) (405) (444) (259) (681) (2,071) (1,789) Attributable profit (543) (519) (430) (579) (405) (444) (259) (681) (2,071) (1,789)

Santander
a bank for your ideas

Item 5

Santander
Group Strategy
Ana Botin, Group Executive Chairman Boadilla del Monte, 3rd February 2015

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption there from. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

I. The new banking framework
II. Santander today and tomorrow
III. What does it mean for our main geographies? IV. Key operating and financial targets V. Conclusions

3

The New Banking Environment
Demographic changes
Bifurcated macro Ageing population: focus on New social and reputational
US, UK: growth and rising wealth management environment rates Growth of affluent Demand of cultural
Europe: less growth, QE and New middle class in transformation of banks low rates emerging markets
Emerging markets: diverse, slower growth and higher risk premiums
Increased regulatory Industrial renaissance in Technology disruption pressures mature markets Technology critical to rebuild
More capital, liquidity, Unit labour cost adjustment strategy compliance SMEs/ corporates banking Category killers threatening
Higher intervention and opportunity traditional model demands Trade finance importance “Digital” generations
Framework of reference is changing in an accelerated pace, creating challenges but also opportunities for institutions that are ready to adapt

4

I. The new banking framework
II. Santander today and tomorrow
III. What does it mean for our main geographies? IV. Key operating and financial targets V. Conclusions

5

Santander today
Santander’s model
Diversified and attractive portfolio/market presence
Strong retail and commercial banking franchises
Autonomous listed subsidiaries model with fully-integrated IT systems and support functions
Strong balance sheet and amongst the best in capital position with prudent risk management
A top global brand
Santander is today a well diversified retail and commercial bank with recurrent earnings generation, low risk and attractive growth profile

6

The Santander Way
Our purpose Our aim
To be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities To help people and businesses prosper A bank that is…
Simple | Personal | Fair

7

Our strategic priorities in our chosen businesses and markets
A strong internal culture – retail The Santander Way: Simple: Personal, Fair
Earn the loyalty of our , and corporate customers improve our franchise
People Customers
Operational excellence
To be the best retail and commercial bank that earns the lasting loyalty of our… Reinforced capital and risk Communities Shareholders management
Supporting the society of the
Enhanced profitability future: Santander Universities

8

PEOPLE: SIMPLE, PERSONAL AND FAIR
We aspire to be the best bank for our people People Customers
Communities Shareholders
Simple, Personal, Fair
Key initiatives
Global talent management program Goals 2017
Top management communications Top 3 bank to work in the majority of sessions our 10 core geographies according to
Training and development enhancements the relevant rankings
Objectives and incentives review
Simple, Personal, Fair Przejrzysty, dla Ciebie, Rzetelny
Easy, Personal, Fair Unkompliziert, Persönlich, Fair
Simples, Próximo, Justo
Simples, Pessoal, Justo
Sencillo, Personal, Justo
9

CUSTOMERS: EARN THE LOYALTY OF OUR RETAIL AND CORPORATE CUSTOMERS
Our opportunity in retail: to earn the loyalty of our customers People Customers
Communities Shareholders
Our opportunity Impact and 2017 goals
Retail Customers, Retail current account balances Millions, 2014 €bn 2017
200 aspiration Profitability of loyal 190 customers vs. actives 180 186
174 c.1,000
Q4 13 Q1 14 Q2 14 Q3 14 Q4 14
91.6 Retail & consumer loans growth % Above Peers
50.6 2.2%
12.2
2014 2017 goal
Potential Total Retail Retail Goal 2017 in our Retail Active Loyal markets customers customers customers
17M retail loyal customers (+40%)
10

CUSTOMERS: EARN THE LOYALTY OF OUR RETAIL AND CORPORATE CUSTOMERS
Similar opportunity in SMEs and Corporate: More customers, People Customers
Communities Shareholders
more loyal and improved ROE for the segment
Our opportunity Impact and 2017 goals
SMEs & Corporate Customers
# Number of loyal Corporate and SME customers

3	million Millions

+37%
1.1
0.8
Loyal customers % of active customers
26% 2014 2017 goal
SME + Corporate lending growth* % Profitability of loyal customers Above Peers
SMEs 7.7% Corporates 2014
2017 goal
(*) Including GBM
11

CUSTOMERS: OPERATIONAL EXCELLENCE
Operational excellence: delivering the best service, efficiently People Customers
Communities Shareholders
Customer satisfaction index C/I ranking vs. Peers**(%, Sep’ 14)
C1 46 Grupo SAN 47 C2 49
Santander Peer Group C3 52
C4 54 C5 55 C6 58 C7 61
86.4% 85.9% C8 61
C9 65 C10 67
84.3% 85.3% C11 67
C12 69 C13 72 C14 80
2H11 2H12 2H13 2H14
C15 85 C16 90 C17 92
Goal: Top 3 in all Geographies(*) Goal: C/I below 45%
(*) Top 3 in net satisfaction; US to the average 12
(**) “Peer Group”: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sanpaolo, Itaú, JPMorgan Chase, Lloyds, Société Générale, UBS, UniCredit, Bank of America, Wells Fargo, Barclays, Standard Chartered and ING

CUSTOMERS: OPERATIONAL EXCELLENCE
Make our services available anytime, anywhere, means People Customers
Communities Shareholders
growth in active and loyal customers
Our opportunity Impact and 2017 goals
Active digital customers Number of digital customers % of active customers Millions
28% CAGR
+22.5%
Profitability of digital customers* +16.7%
25
vs. active customers
11.7 13.6
x2.6
2013 2014 2017
60% of our loyal and
% of transactional customers are active 23% 28% ~45% multichannel* customers
(*) Spain data
13

SHAREHOLDERS: REINFORCED CAPITAL AND RISK MANAGEMENT
Considering the most relevant metrics, we are amongst the People Customers
Communities Shareholders
best in capital adequacy
Peers Peers SAN SAN
(median) (median)
Stress Test
Baseline 1
12.0% 10.5% CET1 FL 10-11% 10.4%
Case CET1 FL 2016
Stress Test
FL Leverage Adverse
8.7% 7.6% ratio 3.9% 4.0%
Case CET1
2014 FL 2016

1	Santander target; peers 2014

European Peer group: HSBC, Barclays, BBVA, BNP Paribas, Deutsche Bank, ING, Intesa, Lloyds, Société Générale and UniCredit. 14

SHAREHOLDERS: REINFORCED CAPITAL AND RISK MANAGEMENT
With an efficient and disciplined capital allocation to deliver People Customers
Communities Shareholders
value to our shareholders
Focus on improving RoRWA Going forward: 4.0%
Organic growth Emerging markets
Stricter in capital allocation m-t target
3.0%
Mature
2.5% % markets m-t
Favor higher profitability and growth target
2.0%
potential segments and countries RoRWA
1.4%
1.0%
Manage profitability by businesses
Europe and Americas
Acquisitions, not a priority. Need 0.0%
By country
to be non-dilutive and ROI above
COE in year 3 2017 Goal:
ROTE 12-14%
15

SHAREHOLDERS: REINFORCED CAPITAL AND RISK MANAGEMENT
Our Group Wide Risk Management Framework will allow us to People Customers
Communities Shareholders
improve our average risk profile
Group Wide Risk Management Risk metrics
Coverage ratio %
Risk
Risk culture 70 assessment 67 66 67 68 67
/ Risk map 65 Risk organization and Group Wide
Risk governance
Risk appetite NPL ratio %
Management
and strategy definition Risk
infrastructure 5.2 5.4 5.6 5.5 5.5 5.3 5.2
(IT & Risk policies Ops) and processes
J’13 S’13 D’13 M’14 J’14 S’14 D’14
€500m investment in Risk Data Aggregation program across the Firm
2017 Goal: NPL ratio <5%
16

SHAREHOLDERS: ENHANCED PROFITABILITY
Most of our geographies are entering growth cycles People Customers
Communities Shareholders
Customer Loans (4Q’13 base 100”)
Coming
Out of the 102 102
100 100 101 Average 2016 GDP
Crisis
growth in Santander 104 104 core markets close
103
102
Recovering to 3%
103 102 101 100 100
Critical mass and a
Temporary 104 110
Slowdown retail and
100 99 99 commercial focus to
Returning
to Growth leverage the change
110 115 Rest of of cycle 108 104 Latam
Growing
105 107 107 103 100
Q4’13 Q1’14 Q2’14 Q3’14 Q4’14
17

SHAREHOLDERS: ENHANCED PROFITABILITY
And we are building from a solid base of results. People Customers
Communities Shareholders
MM €
Var. 13-14
%Constant
20131 2014% € currencies
Net interest income 28,419 29,548 +4.0 +8.8
Net fees 9,622 9,696 +0.8 +5.4
Gross income 41,920 42,612 +1.7 +6.2
Operating expenses -20,158 -20,038 -0.6 +3.0
Net operating income 21,762 22,574 +3.7 +9.1
Net loan-loss provisions -12,340 -10,562 -14.4 -10.5
PBT 7,362 9,720 +32.0 +41.3
Attributable profit to the Group 4,175 5,816 +39.3 +49.3
Goal for 2017: EPS growth greater than peers
(1) Profit adjusted to the entry into force with retroactive effect, of the interpretation of the international accounting standard IFRIC 21, which means anticipating the accounting of contributions to the Deposit Guarantee Fund. Net impact 2013: -Eur 195MM 18

SHAREHOLDERS: ENHANCED PROFITABILITY
We are growing our customer loans and deposits + funds in a People Customers
Communities Shareholders
balanced way
% 2014 YoY
Loans Deposits + Mutual Funds
Spain Spain +5%
+2%
Portugal -5% Portugal +5%
Poland +7% Poland +10%
+5% SCF +9% +6%
+3% UK +2%
UK +3% USA +6%
-2% (2)
USA +4%
Brazil +12% 2013 / 2014 / 2013 / 2014 / 2012 2013 Brazil +10% 2012 2013 Mexico +13% Mexico +18% Chile Chile +17%
+8%
Total Group +6% Total Group +5%

(1)	Loans and deposits excluding repos in constant currency
(2)	Excluding portfolio and securitisation disposals: 7% 19

COMMUNITIES: SANTANDER UNIVERSITIES
Santander Universities is our approach to supporting People Customers
Communities Shareholders
communities with c.€700m committed for next 4 years
Unique value
1,175 agreements with Universities in 20 proposition Countries
Number 1 in Varkey
€154M in 4,200 projects in 2014 Foundation and UNESCO in terms of
7.8M student users of the Intelligent Card support to Education
28,527 scholarships and grants in 2014 Linked to our support to entrepreneurship
2,200 professionals, with 650 branches in campus and SMEs
Since 1996, more than 160,000 students, professors and researchers have benefited from our scholarships
20

I. The new banking framework
II. Santander today and tomorrow
III. What does it mean for our main geographies? IV. Key operating and financial targets V. Conclusions
21

Commercially, we have a unique opportunity especially in larger markets
Retail Loyal customers,
% of active customers
Examples
Current value Aspiration
40
This increase in 40 our retail loyal base would grow our operating 25 income by €2-3bn
25
22

Commercial transformation and operational excellence, with focus on increasing loyal customers and growing SME / Commercial (1/2)
Priorities 2017
Bank of choice for the majority of the customers
SMEs and Corporate leadership
Digital enhancements
Retail transformation
Top line growth
Loyal customers Top line growth
Profitability increase through business mix enhancement
SMEs and commercial
Retail franchise/ 123 world
SMEs and Corporate profitable growth
23

Commercial transformation and operational excellence, with focus on increasing loyal customers and growing SME / Commercial (2/2)
Priorities 2017
Adaptation to new regulation
Gradually refocus the bank on commercial activities Retail transformation
Commercial transformation
Top line
SMEs/ corporates growth
Exploit opportunities derived from reform agenda
SMEs and commercial
Continue growth maintaining ROE levels
24

I. The new banking framework
II. Santander today and vision for tomorrow III. What does it mean for our main geographies? IV. Key operating and financial targets V. Conclusions
25

Our targets for 2017 are ambitious… Simple, Personal, Fair to deliver sustainable results
17 Million Retail Loyal Customers
Top 3 bank to work in the majority of our core geographies 1 Million SMEs and Corporates Loyal Customers
Customer loans growth above peers***
All geographies in top 3 among peers in customer service* People Customers
25 million digital customers
700 M€ support 12-14% ROTE through Universities in the next 4 years** FL CET1 of 10%-11% Communities Shareholders
90,000 scholarships in
NPL ratio of <5% 2015-2017
Top 10 in Dow Jones C/I <45% Sustainability index
Higher EPS growth than peers***
(*) US above peers average
(**) 4 years: 2015-2018
(***) “Peer Group”: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sanpaolo,
Itaú, JPMorgan Chase, Lloyds, Société Générale, UBS, UniCredit, Bank of America, Wells Fargo, Barclays, Standard Chartered and ING 26

Save the date
Investor Day
23rd – 24th September 2015
27

I. The new banking framework
II. Santander today and tomorrow
III. What does it mean for our main geographies? IV. Key operating and financial targets V. Conclusions
28

Santander: A combination of financial strength and a recurrent, profitable low risk business model geared towards growth above market
Current environment provides a huge opportunity….
… Santander is the best positioned bank to benefit from it…
… We will do it by strengthening our culture and proposition to our customers and communities and….
… by growing our existing business organically, increasing our customers´ loyalty profitably through best customer banking experience and leveraging our operating excellence
We will be even more rigorous in capital allocation internally, and now have the capital in place and a strong balance sheet to accompany the turning cycle in our core markets
To be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities
29

What a bank should be
30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 5, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer